

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Transition Period From To

Commission file number 001-13795

AMERICAN VANGUARD CORPORATION

Delaware	**95-2588080**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification Number)
4695 MacArthur Court, Newport Beach, California	**92660**
(Address of principal executive offices)	(Zip Code)

(949) 260-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock of the registrant held by non-affiliates is $162.0 million. This figure is estimated as of June 30, 2010 at which date the closing price of the registrant's Common Stock on the New York Stock Exchange was $7.93 per share. For purposes of this calculation, shares owned by executive officers, directors, and 5% stockholders known to the registrant have been deemed to be owned by affiliates. The number of shares of $.10 par value Common Stock outstanding as of June 30, 2010, was 27,373,657. The number of shares of $.10 par value Common Stock outstanding as of February 28, 2011 was 27,544,124.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

ANNUAL REPORT ON FORM 10-K
December 31, 2010

[THIS PAGE INTENTIONALLY LEFT BLANK]

**AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES
(Dollars in thousands, except per share data)**

PART I

Unless otherwise indicated or in the context otherwise requires, the terms "Company," "we," "us," and "our" refer to American Vanguard Corporation and its consolidated subsidiaries.

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions, and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties. (Refer to PART II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, Risk Factors, of this Annual Report.)

ITEM 1 BUSINESS

American Vanguard Corporation was incorporated under the laws of the State of Delaware in January 1969 and operates as a holding company. Unless the context otherwise requires, references to the "Company", or the "Registrant" in this Annual Report refer to American Vanguard Corporation and its consolidated subsidiaries. The Company conducts its business through its subsidiaries, AMVAC Chemical Corporation ("AMVAC"), GemChem, Inc. ("GemChem"), 2110 Davie Corporation ("DAVIE"), AMVAC Chemical UK Ltd. ("Chemical UK"), Quimica Amvac de Mexico S.A. de C.V. ("Quimica Amvac"), AMVAC Switzerland GmbH, AMVAC do Brasil Representácoes Ltda, Environmental Mediation, Inc, and AMVAC de Costa Rica Sociedad Anonima.

Based on similar economic and operational characteristics, the Company's business is aggregated into one reportable segment. Refer to Part I, Item 7 for selective enterprise information.

AMVAC

AMVAC is a California corporation that traces its history from 1945. AMVAC is a specialty chemical manufacturer that develops and markets products for agricultural and commercial uses. It manufactures and formulates chemicals for crops, human and animal health protection. These chemicals, which include insecticides, fungicides, herbicides, molluscicides, growth regulators, and soil fumigants, are marketed in liquid, powder, and granular forms. Years ago AMVAC considered itself a distributor-formulator, but now AMVAC primarily manufactures, distributes, and formulates its own proprietary products or custom manufactures or formulates for others. AMVAC has historically expanded its business through both the acquisition of established chemistries (which it has revived in the marketplace) and the development and commercialization of new compounds through licensing arrangements. Below is a description of the Company's acquisition/licensing activity over the past five years.

On December 20, 2010—AMVAC completed the acquisition of a global product line relating to the active ingredient Tebupirimfos from Bayer CropScience AG ("BCS AG"). The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, and the trademarks Aztec®, Azteca® and Capinda®. When combined in a mixture with another active ingredient Cyfluthrin, the resulting dual AI product is a leading insecticide that is registered in the United States as Aztec and Mexico as Azteca, where it is used to combat such soil borne insects as rootworm, cutworm, wireworm, seed corn maggots/beetles and white grub in a variety of corn crops. Additionally, it is also registered in South Korea (and sold under the trade name Capinda) for use primarily in vegetable crops such as Chinese cabbage and ginseng.

On December 13, 2010—AMVAC completed the acquisition of a global insecticide product line relating to the active ingredient Ethoprophos (sold under the trade name Mocap®) from BCS AG. The acquired assets include

(Dollars in thousands, except per share data)**

registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, the Ultima® packaging system and the trademarks Mocap and Ultima. Mocap is a leading soil insecticide that is registered in 50 countries where it is used to combat nematode species in wide range of crops.

On December 7, 2010—AMVAC completed the acquisition of a global (except for Europe and Argentina) insecticide product line relating to the active ingredient Fenamiphos (sold under the trade name Nemacur®) from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories and the trademark Nemacur. Nemacur is a leading soil insecticide that is registered in 30 countries for use primarily as a nematicide with additional efficacy against above ground sucking insects.

On October 14, 2010—AMVAC and Kanesho Soil Treatment completed agreements with Certis-USA regarding the crop protection product Basamid® (dazomet) under which AMVAC will become the exclusive distributor and registration holder for this granular soil fumigant in the United States. Certis-USA, will continue to market Basamid into non-food crop applications under a distribution agreement with Amvac. Basamid complements the strong market position of AMVAC's Vapam® & K-Pam® soil fumigant brands. The Company will be developing the use of Basamid for high-valued crop segments such as strawberries, tomatoes, lettuce & spinach and will be responsible for the re-registration of dazomet in the United States.

On July 21, 2010—AMVAC completed the acquisition of the U.S. cotton defoliant product Tribufos (sold under the trade name Def®) from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, and the trademark Def. Def complements AMVAC's existing cotton defoliant product Folex®, which it has marketed since 2002. Both are fast and effective cotton defoliants that facilitate the removal of leaves surrounding the cotton boll and in combination with other products function as a harvest aid.

On May 16, 2008, AMVAC completed the acquisition of the Thimet insecticide product line from Aceto Agricultural Chemicals Corporation ("Aceto Ag"). Thimet is used on agricultural crops, mainly potatoes, corn, cotton, rice, sugarcane and peanuts, to protect against chewing and piercing-sucking insects. Purchased assets included registrations, data, know-how and certain inventories. The acquisition was made in connection with the settlement of litigation between AMVAC and Aceto Ag.

On March 7, 2008, AMVAC acquired from Bayer Cropscience LP ("BCS LP") certain assets at BCS's facility located in Marsing, ID, (the "Marsing Facility"). The Marsing Facility consists of approximately 17 acres of improved real property, 15 of which are now owned by AMVAC and two of which are leased by AMVAC from the City of Marsing for a term of 25 years. The acquired assets, primarily include real property, buildings and manufacturing equipment. In connection with the acquisition, AMVAC and BCS agreed to enter into a master processor agreement under which AMVAC is providing certain tolling services to BCS for a period of four years.

On January 16, 2008, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement"), acquired from Valent U.S.A. Corporation the Orthene® insecticide product line. Orthene is used on agricultural crops, including beans, brussels sprouts, cauliflower, celery, cotton, cranberries, head lettuce, mint and ornamental and forests. Under the Agreement, AMVAC purchased the proprietary formulation information, registration rights, marketing materials, certain intellectual property rights and existing inventories of the agricultural and professional product lines.

(Dollars in thousands, except per share data)**

Seasonality

The agricultural chemical industry in general is cyclical in nature. The demand for AMVAC's products tends to be seasonal. Seasonal usage, however, does not necessarily follow calendar dates, but more closely follows varying growing seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements.

Backlog

AMVAC does not believe that backlog is a significant factor in its business. AMVAC primarily sells its products on the basis of purchase orders, although it has entered into requirements contracts with certain customers.

Customers

Tenkoz, Crop Production Services, Inc (formerly United Agri Products, Western Farm Services and Crop Production Services), and Helena Chemical Co. accounted for 23%, 19%, and 13%, respectively of the Company's sales in 2010; 21%, 20% and 8% in 2009; and 18%, 19%, and 9% in 2008.

Competition

AMVAC faces competition from many domestic and foreign manufacturers in its marketplaces. Competition in AMVAC's marketplace is based primarily on quality efficacy, price, safety and ease of application. Many of our competitors are larger and have substantially greater financial and technical resources than AMVAC. AMVAC's ability to compete depends on its ability to develop additional applications for its current products and expand its product lines and customer base. AMVAC competes principally on the basis of the quality and efficacy of its products, its price and the technical service and support given to its customers.

Generally, the treatment against pests of any kind is broad in scope, there being more than one way or one product for treatment, eradication, or suppression. In most cases, AMVAC has attempted to position itself in smaller niche markets which are no longer of strong focus to larger companies.

Intellectual Property

AMVAC's proprietary product formulations are protected, to the extent possible, as trade secrets and, to a lesser extent, by patents. Further, AMVAC's trademarks bring value to its products in both domestic and foreign markets. Although AMVAC considers that, in the aggregate, its trademarks, licenses, and patents constitute a valuable asset, it does not regard its business as being materially dependent upon any single trademark, license, or patent.

EPA Registrations

AMVAC's products also receive protection afforded by the effect of the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") legislation that makes it unlawful to sell any pesticide in the United States unless such pesticide has first been registered by the United States Environmental Protection Agency ("USEPA") as well as under similar state laws. Substantially all of AMVAC's products are subject to USEPA registration and re-registration requirements and are conditionally registered in accordance with FIFRA. This registration by USEPA is based, among other things, on data demonstrating that the product will not cause unreasonable adverse

(Dollars in thousands, except per share data)

effects on human health or the environment when it is used according to approved label directions. All states where any of AMVAC's products are used require a registration by that specific state before it can be marketed or used in that state. State registrations are renewed annually, as appropriate. The USEPA and state agencies have required, and may require in the future, that certain scientific data requirements be performed on registered products sold by AMVAC. AMVAC, on its own behalf and in joint efforts with other registrants, has furnished, and is currently furnishing, certain required data relative to specific products.

Under FIFRA, the federal government requires registrants to submit a wide range of scientific data to support U.S. registrations. This requirement results in operating expenses in such areas as testing and the production of new products. AMVAC expensed $5,874, $4,714, and $3,410 during 2010, 2009 and 2008, respectively, related to gathering this information. Because scientific analyses are constantly improving, it cannot be determined with certainty whether or not new or additional tests may be required by the regulatory authorities. Additionally, while FIFRA Good Laboratory Practice standards specify the minimum practices and procedures which must be followed in order to ensure the quality and integrity of data related to these tests submitted to the USEPA, there can be no assurance the USEPA will not request certain tests/studies be repeated. AMVAC expenses these costs on an as incurred basis. See also PART II, Item 7 of this Annual Report for discussions pertaining to research and development expenses.

Raw Materials

AMVAC utilizes numerous firms as well as internal sources to supply the various raw materials and components used in manufacturing its products. Many of these materials are readily available from domestic sources. In those instances where there is a single source of supply or where the source is not domestic, AMVAC seeks to secure its supply by either long-term arrangements or advance purchases from its suppliers. AMVAC believes that it is considered to be a valued customer to such sole-source suppliers.

Environmental

During 2010, AMVAC continued activities to address environmental issues associated with its facility (the "Facility") in Commerce, CA. An outline of the history of those activities follows.

In 1995, the California Department of Toxic Substances Control ("DTSC") conducted a Resource Conservation and Recovery Act ("RCRA") Facility Assessment ("RFA") of those facilities having hazardous waste storage permits. During that same year, ten underground storage tanks located at the Facility were closed. In March 1997, the RFA culminated in DTSC accepting the Facility into its Expedited Remedial Action Program. Under this program, the Facility was required to prepare and implement an environmental investigation plan. Depending on the findings of the investigation, the Facility might also be required to develop and implement remedial measures to address any historical environmental impairment.

This activity then took two paths: the RCRA permit closure and the larger site characterization. With respect to the permit closure, in 1998, AMVAC began the formal process to close its hazardous waste permit at the Facility (which had allowed AMVAC to store hazardous waste longer than 90 days) as required by federal regulations. Formal regulatory closure actions began in 2005 and were completed in 2008, as evidenced by DTSC's October 1, 2008 acknowledgement of AMVAC's Closure Certification Report.

With respect to the site characterization, soil and groundwater characterization activities began in December 2002 in accordance with the Site Investigation Plan that was approved by the DTSC. Additional activities were conducted from 2003 to 2011 with oversight provided by the DTSC. Additional analysis of groundwater and soil are being conducted in response to federally-mandated initiatives of similarly affected sites. Area-wide groundwater studies of perchlorate (typically associated with rocket fuel, explosives and fertilizer) require the Facility and neighboring sites to monitor existing wells for perchlorate in groundwater. Risk Assessment activities have commenced and are likely to continue over the next year under the oversight of the DTSC. Following such risk assessment activities, further investigation and/or potential remediation activities may be initiated in 2011 or 2012. At this stage, the extent of further investigation and potential remediation activities is uncertain. Further, it is uncertain whether the cost associated with such investigation and potential remediation activities will have a material impact on the Company's financial statements. Because the risk assessment has yet to be completed, the Company is unable to determine whether remediation is reasonably probable, nor can the cost of remediation be reasonably estimated (the scope can vary depending upon the risk assessment and many other factors). Accordingly, the Company has not set up a loss contingency with respect thereto.

AMVAC is subject to numerous federal and state laws and governmental regulations concerning environmental matters and employee health and safety at the Commerce, CA; Marsing, ID; Hannibal, MO and Axis, AL facilities. AMVAC continually adapts its manufacturing process to the environmental control standards of the various regulatory agencies. The USEPA and other federal and state agencies have the authority to promulgate regulations that could have an impact on AMVAC's operations.

AMVAC expends substantial funds to minimize the discharge of materials in the environment and to comply with the governmental regulations relating to protection of the environment. Wherever feasible, AMVAC recovers raw materials and increases product yield in order to partially offset increasing pollution abatement costs.

The Company is committed to a long-term environmental protection program that reduces emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. As part of its continuing environmental program, except as disclosed in PART I, Item 3, Legal Proceedings, of this form 10K, the Company has been able to comply with such proceedings and orders without any materially adverse effect on its business.

Employees

As of December 31, 2010, the Company employed approximately 350 employees. AMVAC, on an ongoing basis, due to the seasonality of its business, uses temporary contract personnel to perform certain duties primarily related to packaging of its products. The Company believes it is cost beneficial to employ temporary contract personnel. None of the Company's employees are subject to a collective bargaining agreement. The Company believes it maintains positive relations with its employees.

Export Operations

The Company opened an office in 2008 in Costa Rica to conduct business in the country. The office operates under the name AMVAC de Costa Rica Sociedad Anonima and markets chemical products for agricultural and commercial uses.

The Company opened an office in Basel, Switzerland in 2006. The office operates under the name AMVAC Switzerland GmbH. The Company formed the new subsidiary to expand its resources dedicated to non-U.S. opportunities, primarily in the European Union.

(Dollars in thousands, except per share data)

The Company also formed a Brazilian entity in 2006 operating under the name "AMVAC do Brasil Representácoes Ltda"—it functions primarily to import technical grade agricultural chemicals and to sell them to local formulators and distributors.

The Company opened an office in 1998 in Mexico to conduct business primarily in Mexico. The office operates under the name Quimica AMVAC de Mexico S.A. de C.V. and markets chemical products for agricultural and commercial uses.

The Company opened an office in 1994 in the United Kingdom to conduct business in the European chemical market. The office, operating under the name AMVAC Chemical UK Ltd., focuses on developing product registration and distributor networks for AMVAC's product lines throughout Europe. The office is located in Surrey, England, to the southwest of London. The operating results of this operation were not material to the Company's total operating results for the years ended December 31, 2010, 2009 and 2008.

The Company classifies as export sales all products bearing foreign labeling shipped to a foreign destination.

	2010	2009	2008
Export Sales	$39,049	$37,964	$41,250
Percentage of Net Sales	17.0%	18.1%	17.4%

Risk Management

The Company continually evaluates insurance levels for product liability, property damage and other potential areas of risk. Management believes its facilities and equipment are adequately insured against loss from usual business risks. The Company has purchased claims made products liability insurance. In addition, the Company regularly monitors matters, whether insurable or not, that could pose material risk to its operations. The Company's Board of Directors has formally assumed responsibility for risk oversight; in 2010, the Board formed a Risk Committee, consisting of four members of the Board of Directors, which meets regularly with senior management to evaluate the company's risk profile, to identify mitigation measures and to ensure that the company is prudently managing these risks. In the spirit of helping the Risk Committee oversee risk management, senior management has appointed a risk manager and a team of executives to serve as a management risk committee; this group performs analysis with the benefit of operational knowledge. In 2010, working with Lockton Insurance, Andersen Consulting, and Deloitte & Touche LLP, the company began to implement an enterprise risk management program. The program extends to all areas of potential risk and is intended to serve as a permanent feature in the company's operation. The Company has attempted to identify some of the more salient risks in the risk factors contained within this Form 10-K.

GEMCHEM, INC.

GemChem is a California corporation incorporated in 1991 and purchased by the Company in 1994. GemChem is a national chemical distributor. GemChem, in addition to purchasing key raw materials for the Company, also sells into the pharmaceutical, cosmetic and nutritional markets. Prior to the acquisition, GemChem acted in the capacity as the domestic sales force for the Company (from September 1991).

2110 DAVIE CORPORATION

DAVIE currently owns real estate for corporate use only. See also PART I, Item 2 of this Annual Report.

ENVIRONMENTAL MEDIATION, INC.

EMI is an environmental consulting firm.

* * *

Available Information

The Company makes available free of charge (through its website, *www.american-vanguard.com*), its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission ("SEC"). Such reports are also available free of charge on the Securities and Exchange Commission ("SEC") website, *www.sec.gov*. Also available free of charge on the Company's website are the Company's Audit Committee, Compensation Committee, Finance Committee and Nominating and Corporate Governance Committee Charters, the Company's Corporate Governance Guidelines, the Company's Code of Conduct and Ethics, the Company's Employee Complaint Procedures for Accounting and Auditing Matters and our policy on Stockholder Nomination and Communication. The Company's Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

* * *

ITEM 1A. RISK FACTORS

The regulatory climate has grown increasingly challenging to the Company's interests both domestically and internationally.

Under the current U.S. Administration, various agencies within the Federal government have begun to exercise increased scrutiny in permitting continued uses (or the expansion of such uses) of older chemistries, including many of the Company's products and, in some cases, have initiated or entertained challenges to these uses. At the regulatory level, the principles of sound science to which the Company has always subscribed have been adulterated, in some cases, by political considerations. The challenge of the regulatory climate is even more pronounced in certain other geographical regions, most especially the European Union and Brazil, where the Company faces resistance toward the continued use of certain of its products. There is no guarantee that this climate will change in the near term. Nor is there any guarantee that the Company will be able to maintain or expand the uses of many of its products in the face of these regulatory challenges.

In particular, as more fully described in "Legal Proceedings" below, the Company's fungicide, pentachloronitrobenzene ("PCNB") is subject to a Stop Sale, Use and Restraining Order ("SSURO") issued by the United States Environmental Protection Agency ("USEPA") in August 2010 on the ground that the confidential statement of formula ("CSF") supporting the product's registration does not list certain trace impurities. While the Company has filed an amended CSF, is negotiating with USEPA to effect the removal of the SSURO and has challenged the issuance of the SSURO through litigation (that is currently pending), as long as the SSURO remains pending, the Company is prohibited from selling PCNB products for domestic use. There is no guarantee that USEPA will lift the SSURO or will approve the amended CSF. Further, it is possible that, through this process, the Company will lose its PCNB registration in the US. If this comes to pass, then the Company would likely be required to write down intangibles and write off inventory, in whole or in part in a potentially material amount. Furthermore, the Company would incur other costs related to inventory disposal and decommission costs.

The Company may be subject to environmental liabilities.

The Company, its facilities, and its products are subject to numerous federal and state laws and governmental regulations concerning hazardous materials, environmental matters and employee health and safety. The Company continually adapts its manufacturing process to the environmental control standards of the various regulatory agencies. The U.S. USEPA and other federal, state and foreign agencies have the authority to promulgate regulations that could have a significant impact on the Company's operations. The Company expends substantial funds to minimize the discharge of materials into the environment and to comply with governmental regulations relating to protection of the environment and its workforce. Federal and state authorities may seek fines and penalties for violation of the various laws and governmental regulations, and could, among other things, impose liability on the Company for cleaning up the damage resulting from release of pesticides and other agents into the environment. Further, while the Company continually adapts its manufacturing process to the environmental control standards of regulatory authorities, it cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials. In the event of such contamination or injury, the Company may be held liable for significant damages or fines. In the event that such damages or fines are assessed, it could have a material adverse effect on the Company's financial and operating results.

Use of the Company's products is subject to continuing challenges from activist groups.

Use of the Company's products is regularly challenged by activist groups in many jurisdictions under a multitude of federal and state statutes, including FIFRA, the Food Quality Protection Act, Endangered Species Act, and the Clean Water Act, to name a few. These challenges typically take the form of lawsuits or administrative proceedings against the USEPA and/or other federal or state agencies, the filing of amicus briefs in pending actions, the introduction of legislation that is inimical to the Company's interests, and/or adverse comments made in response to public comment invited by USEPA in the course of registration, re-registration or label expansion. The Company spends considerable resources anticipating and defending these challenges. While we have had some success in maintaining the continued uses of many of our products in the face of this onslaught, it is possible that one or more of these challenges could succeed, resulting in a material adverse effect upon one or more of our products.

The Company's business may be adversely affected by cyclical and seasonal effects.

The chemical industry in general is cyclical and demands for its products tend to be seasonal. Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements. Weather patterns can have an impact on the Company's operations. The end user of some of its products may, because of weather patterns, delay or intermittently disrupt field work during the planting season, which may result in a reduction of the use of some products and therefore may reduce our revenues and profitability. There can be no assurance that the Company will adequately address any adverse seasonal effects.

The Company faces competition in certain markets from manufacturers of genetically modified seeds.

The Company faces competition from larger chemical companies that market genetically modified ("GMO") seeds in certain of the crop protection sectors in which the Company competes, particularly that of corn. Many growers that have chosen to use GMO seeds have reduced their use of pesticides sold by the Company. Further, the federally mandated "refuge acre" requirement for corn (which, in the name of preventing pest resistance, required growers using GMO seeds to set aside a percentage of their planting acres for non-GMO seed), has been sharply reduced. There is no guarantee that the Company will maintain its market share or pricing levels in sectors that are subject to competition from GMO seed marketers or that federal mandates to set aside acreage for non-GMO seed will continue.

The Company faces competition from generic competitors that source product from countries having lower cost structures.

The Company continues to face competition from competitors that enter the market through making offers to pay data compensation and subsequently sourcing material from countries having low cost structures (typically India and China). These competitors typically operate at thinner gross margins and, with low costs of goods, drive pricing and profitability of subject product lines downward. Further, such competitors typically spend little on product stewardship and employ few personnel within the United States. In effect, they tend to commoditize all products which they distribute; that is, they operate by offering the lowest price goods. There is no guarantee that the Company will maintain market share over generic competitors or that such competitors will not offer generic versions of the Company's products in the future.

The Company's key customers typically carry competing product lines and may be influenced by the Company's larger competitors.

A significant portion of the Company's products are sold to national distributors who also carry product lines of competitors that are much larger than the Company. Typically, revenues from the sales of these competing product lines and related program incentives constitute a greater part of our distributors' income than do revenues from sales and program incentives arising from the Company's product lines. Further, these distributors are often under pressure to market competing product lines in favor of the Company's. In light of these facts, there is no assurance that such customers will market or continue to market our products aggressively or successfully or that the Company will be able to influence such customers to purchase our products in favor of those of our competitors.

To the extent that capacity utilization is not fully realized at its manufacturing facilities, the Company may experience lower profitability.

The Company has pursued a business strategy of acquiring manufacturing facilities at a steep discount to their replacement value. These acquisitions have enabled the Company to be more independent of overseas manufacturers than some of our competitors. While the Company endeavors continuously to maximize utilization of these several facilities, our success in these endeavors is dependent upon many factors beyond our control, including fluctuating market conditions, product life cycles, weather conditions, availability of raw materials and regulatory constraints, among other things. There can be no assurance that the Company will be able to maximize its utilization of capacity at its manufacturing facilities. To the extent that the Company experiences excess manufacturing capacity, it may experience lower profitability.

Reduced availability and higher prices of raw materials may reduce the Company's profitability and could threaten the viability of some of its products.

In the recent past, there has been a material reduction in the number of suppliers of certain important raw materials used by the Company in many of its products. Certain of these raw materials are available solely from sources overseas or from single sources domestically. In the recent past, the price of these raw materials has fluctuated sharply. There can be no assurance that the Company will be able to source some or all of these materials indefinitely or that it will be able to do so at a level of cost that will enable it to maintain its profit margin on its products.

Foreign currency and interest rate risk and the use of derivative instruments and hedging activities.

The Company engages in global business transactions. Where possible, the Company does business in its functional currency. However, there are certain situations in which the Company is unable to transact in its functional currency and engages in agreements that require settlement in a different currency. The Company has in place one fixed interest rate swap with the objective of reducing the Company's exposure to movements in the LIBOR rate over time. The hedges are evaluated at the end of each quarter and the effective portions of gains and losses are recorded in other comprehensive income, while the ineffective portions are recorded in current earnings.

Quarterly variability in factors affecting the Company's business may mean that an individual quarter's result may not provide a realistic picture of the Company's overall performance.

Due to elements inherent to the Company's business, such as differing and unpredictable weather patterns, crop growing cycles, changes in sales mix, ordering patterns that may vary in timing, and promotional programs, measuring the Company's performance on a quarterly basis, (gross profit margins on a quarterly basis may vary significantly) even when such comparisons are favorable, is not as meaningful an indicator as full-year comparisons. The primary reason is that the use cycles do not necessarily coincide with financial reporting cycles. The Company's cost structure, the combination of variable revenue streams, and the changing product mixes, result in varying quarterly levels of profitability.

Dependence on the Company's banking relationship.

The Company's main bank is Bank of the West, a wholly-owned subsidiary of the French bank, BNP Paribas. Bank of the West has been the Company's primary bank for more than 30 years. Bank of the West is the syndication manager for the Company's loans and acts as the counterparty on the Company's derivative transactions. The Company reviews the creditworthiness of its banks on a quarterly basis via both credit agencies and face-to-face meetings with senior management of the banks. Management believes that the Company has an excellent working relationship with Bank of the West and the other financial institutions in the Company's lender group. There is no guarantee, however, that the Company's lenders will be either willing or able to continue lending to the Company at such rates and in such amounts as may be necessary to meet the Company's working capital needs.

The distribution and sale of the Company's products are subject to prior governmental approvals and thereafter ongoing governmental regulation.

The Company's products are subject to laws administered by federal, state and foreign governments, including regulations requiring registration, approval and labeling of its products. The labeling requirements restrict the use of and type of application for our products. More stringent restrictions could make our products less desirable, which would adversely affect our revenues and profitability. Substantially all of the Company's products are subject to the USEPA registration and re-registration requirements, and are conditionally registered in accordance with FIFRA. Such registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. All states where any of the Company's products are used also require registration before they can be marketed or used in that state. Governmental regulatory authorities have required, and may require in the future, that certain scientific data requirements be performed on the Company's products. The Company, on its behalf and in joint efforts with other registrants, have and are currently furnishing certain required data relative to its products. There can be no assurance, however, the EPA will not request certain tests or studies be repeated or that more stringent legislation or requirements will not be imposed in the future. The Company can provide no assurance that any testing approvals or registrations will be granted on a timely basis, if at all, or that its resources will be adequate to meet the costs of regulatory compliance.

The Company may be unable to integrate product line acquisitions successfully

As part of its growth strategy, the Company has acquired established product lines from other registrants. The Company made four such acquisitions in 2010 alone; these new product lines span markets in dozens of countries. While the Company has done considerable due diligence on these assets, there is no guarantee that the Company will be able to fully integrate these products into their enterprise, nor is there any guarantee that the Company will realize the same kind of revenues or profits that had historically been derived from these product lines by predecessor owners.

The manufacturing of the Company's products is subject to governmental regulations.

The Company currently operates three manufacturing facilities—in Los Angeles, California; Axis, Alabama; and Marsing, Idaho—and owns and has manufacturing services provided in a fourth facility in Hannibal, Missouri (the "Facilities"). The Facilities operate under the terms and conditions imposed by required licenses and permits by state and local authorities. The manufacturing of key ingredients for certain of the Company's products occurs at the Facilities. An inability to renew or maintain a license or permit or a significant increase in the fees for such licenses or permits could impede the Company's access to key ingredients and increase the cost of production, which, in turn, would materially and adversely affect the Company's ability to provide its products in a timely and affordable manner.

Adverse results in pending legal and regulatory proceedings could have adverse effects on the Company's business.

The Company is currently, and may from time to time, be involved in legal and regulatory proceedings, (including, for example, product liability claims). A successful claim that is not insured may require the Company to pay substantial amounts in damages. Such a liability could have a material adverse effect upon the Company's financial and operating results. For discussion on pending legal claims, please see Item 3 "Legal Proceedings" below.

The Company relies on intellectual property that it may be unable to protect, or may be found to infringe the rights of others.

The Company's proprietary product formulations are protected, to the extent possible, as trade secrets, and, to a lesser extent, by patents and trademarks. Most of the established products that the Company has acquired that were patented are currently "off patent" because the patents have expired. The Company can provide no assurance that the way it protects its proprietary rights will be adequate or that its competitors will not independently develop similar or competing products. Further, the Company can provide no assurance that it is not infringing other parties' rights. Any claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of asserted infringement.

The Company relies on key executives in large part for its success.

The Company's success is highly dependent upon the efforts and abilities of its executive officers. The loss of the services of one or more key executive officers could have a material adverse effect upon the Company's financial and operating results. Further, there is no guarantee that the Company will be able to retain or to continue to attract qualified executives.

(Dollars in thousands, except per share data)**

The Company is dependent on a limited number of customers, which makes us vulnerable to the continued relationship with and financial health of those customers.

In 2010, three customers accounted for 55% of the Company's sales. The Company's future prospects will depend on the continued business of such customers and on our continued status as a qualified supplier to such customers. The Company cannot guarantee that our current significant customers will continue to buy products from us at current levels. The loss of a key customer could have a material adverse effect on the Company.

The Company's business may be adversely affected by terrorist activities.

The Company's business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorists' activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services could have a material adverse effect on the business, results of operations and financial condition. Furthermore, the Company may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. The Company may also experience delays in receiving payments from counterparties that may have been affected by the terrorist activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities and any economic downturn could adversely impact results of operations, impair the ability to raise capital or otherwise adversely affect the ability to grow the business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company's corporate headquarters are located in Newport Beach, California. This facility is leased. See PART IV, Item 15 of this report for further information.

AMVAC owns in fee the Facility constituting approximately 152,000 square feet of improved land in Commerce, California ("Commerce") on which its West Coast manufacturing and some of its warehouse facilities and offices are located.

DAVIE owns in fee approximately 72,000 square feet of warehouse, office and laboratory space on approximately 118,000 square feet of land in Commerce, California, which is leased to AMVAC.

In 2001, AMVAC completed the acquisition of a manufacturing facility from E.I. DuPont de Nemours and Company ("DuPont"). The facility is one of three such units located on DuPont's 510 acre complex in Axis, Alabama. The acquisition consisted of a long-term ground lease of 25 acres and the purchase of all improvements thereon. The facility is a multi-purpose plant designed primarily to manufacture pyrethroids and organophosphates. (Refer to PART II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation of this Annual Report.)

On December 28, 2007, AMVAC, pursuant to the provisions of the definitive Sale and Purchase Agreement (the "Agreement") dated as of November 27, 2006 between AMVAC and BASF, through which AMVAC purchased the global Counter product line from BASF. AMVAC purchased certain manufacturing assets relating to the production of Counter and Thimet and located at BASF's multi-plant facility situated in Hannibal, Missouri (the "Hannibal Site"). Subject to the terms and conditions of the Agreement, AMVAC purchased certain buildings, manufacturing equipment, office equipment, fixtures, supplies, records, raw materials, intermediates and packaging constituting the "T/C Unit" of the Hannibal Site. The parties entered into a ground

(Dollars in thousands, except per share data)

lease and a manufacturing and shared services agreement, under which BASF continues to supply various shared services to AMVAC from the Hannibal Site.

On March 7, 2008, AMVAC acquired from BCS LP a facility (the "Marsing Facility") located in Marsing, ID, which consists of approximately 17 acres of improved real property, 15 of which are owned by AMVAC and two of which AMVAC leases from the City of Marsing for a term of 25 years. The Marsing Facility is engaged in the blending of liquid and powder raw materials and the packaging of finished liquid products in the agricultural chemical field. With this acquisition, AMVAC acquired the ability to formulate flowable materials. In connection with the acquisition, AMVAC and BCS agreed to enter into a master processor agreement under which AMVAC provides certain tolling services to BCS on an ongoing basis through 2012.

The production areas of AMVAC's facilities are designed to run on a continuous 24 hour per day basis. AMVAC regularly adds chemical processing equipment to enhance its production capabilities. AMVAC believes its facilities are in good operating condition and are suitable and adequate for AMVAC's foreseeable needs, have flexibility to change products, and can produce at greater rates as required. Facilities and equipment are insured against losses from fire as well as other usual business risks. The Company knows of no material defects in title to, or encumbrances on, any of its properties except that substantially all of the Company's assets are pledged as collateral under the Company's loan agreements with its primary lender group. For further information, refer to note 2 of the Notes to the Consolidated Financial Statements in PART IV, Item 15 of this Annual Report.

AMVAC owns approximately 42 acres of unimproved land in Texas for possible future expansion.

GemChem's, Chemical UK's, Quimica AMVAC's, AMVAC Costa Rica's and AMVAC Switzerland GmgH's facilities consist of administration and sales offices which are leased.

ITEM 3 LEGAL PROCEEDINGS

PCNB Matters.

On or about April 6, 2010, the Pest Management Regulatory Agency ("PMRA") notified the Company of its intention to cancel the Canadian registration for the compound, pentachloronitrobenzene ("PCNB") in that country, citing as a reason the Company's failure to provide certain manufacturing data to the agency in a timely fashion. The Company subsequently provided the agency with the required data, and PMRA extended its notice to permit continued registration through at least the end of the calendar year. Further, in June 2010, PMRA issued a re-evaluation of PCNB and concluded that turf uses should be cancelled as of the end of calendar year 2010. In August 2010, the Company filed a notice of objection to the re-evaluation and sought a hearing on the matter at which to present technical data in support of that use. PMRA failed to respond to the notice of objection and has not set a hearing. As of December 31, 2010, then, the turf use for PCNB was discontinued in Canada. The Company has challenged this action on the ground that, among other things, PMRA abused its discretion in failing to set a hearing on the Company's objection. In late February 2011, PMRA responded to the Company's request for relief against cancellation and indicated that it was unwilling to reverse the cancellation informally. Accordingly, the Company intends to take formal action to have the registration reinstated. There is approximately $1,300 worth of PCNB inventory in the Canadian distribution channel for which the Company has not been paid. In light of PMRA's current position, it is possible that some or all of that material may be returned. It is uncertain whether such goods will be returned. Further, it is unclear to what extent the goods can be repackaged and resold. These questions may be dependent in part upon the outcome of the Company's negotiations with USEPA as per the following section. The Company believes that a loss is probable within the range of $500 to $1,000 and has set up a loss contingency of $500. We will revisit this reserve as negotiations with PMRA and USEPA develop further.

(Dollars in thousands, except per share data)**

In August 2010, the USEPA issued a Stop Sale, Use and Removal Order ("SSURO") relating to the Company's USEPA-registered PCNB product line. The Company sells PCNB primarily for use on turf with the bulk of sales occurring in September and October. In issuing the SSURO, the USEPA alleged that the Company's product did not comply with the confidential statement of formula ("CSF") due to the presence of trace impurities that are not listed on the CSF. The SSURO was issued by the agency without either i) a specific finding of risk, ii) providing the Company an opportunity to present a technical case, or iii) any forewarning. Despite its efforts, the Company was unable to obtain informal resolution of the matter with the agency and, in an effort to protect its business, filed an action against USEPA with the United States District Court for the District of Columbia in late August in which it sought emergency and permanent injunctive relief.

On September 2, 2010, that court denied the Company's motion for emergency relief, finding in effect that while it was concerned about unfairness in USEPA's actions, the agency was empowered to take those actions. Following the court's denial, the Company filed an amended CSF with the agency and is currently in discussion with USEPA on technical matters relating to the CSF. Just prior to the statutory deadline ("PRIA deadline"), USEPA stated that it needed more time to complete its risk assessment, and the Company granted a 30 day extension (until March 10, 2011) and the parties held a meeting between their technical teams on March 3, 2011. At that meeting, the agency presented preliminary results of its health effects and impact of the impurity in certain PCNB products in light of the amended CSF. It should be noted that the agency's technical team is still working on the environmental fate effects analysis. While it is too early to predict the agency's final position on the amended CSF, the Company is encouraged by the agency's preliminary health effects analysis as it relates to certain major uses. At present, the parties are discussing a further extension of the PRIA deadline to facilitate further analysis and discussion between the technical teams. The Company continues to pursue a preliminary injunction through the litigation pending against USEPA; no hearing has yet been set, but the court has been briefed by both sides. At December 31, 2010, the Company held inventories in the amount of $17,415 and associated intangible assets of $5,241 relating to this product line. It is too early in the process to predict with any certainty how long the review at USEPA may take, or what the agency's final conclusions will likely be with respect to either the CSF or the SSURO. Accordingly, the Company cannot conclude that a loss is probable and has not set up a loss contingency. However, if the registration were to be cancelled, and the Company were required to write off its inventory and intangible assets, such losses would be in the range of $22,656, not including inventory disposal and equipment cleanup and decommissioning costs. It is possible that an inventory writeoff, if any, would be less than the then current value of inventory, as the Company may be able to sell some or all of these goods outside of the United States over time.

A. DBCP Cases

Over the course of the past 30 years, AMVAC and/or the Company have been named or otherwise implicated in a number of lawsuits concerning injuries allegedly arising from either contamination of water supplies or personal exposure to 1,2-dibromo-3-chloropropane ("DBCP"). DBCP was manufactured by several chemical companies, including Dow Chemical Company, Shell Oil Company and AMVAC and was approved by the USEPA to control nematodes. DBCP was also applied on banana farms in Latin America. The USEPA suspended registrations of DBCP in October 1979, except for use on pineapples in Hawaii. The EPA suspension was partially based on 1977 studies by other manufacturers that indicated a link between male sterility and exposure to DBCP among their factory production workers producing the product.

At present, there are approximately 100 lawsuits, foreign and domestic, filed by former banana workers in which AMVAC has been named as a party. Fifteen of these suits have been filed in the United States (with prayers for unspecified damages) and the remainder have been filed in Nicaragua. Three of these domestic suits were brought by citizens of Nicaragua while the other domestic suits have been brought by citizens of other

(Dollars in thousands, except per share data)

countries. These claims are all in various stages and allege injury from exposure to DBCP, including claims for sterility. Only two of the suits (*Suazo* and *Castillo*, indicated below) filed in Nicaragua have been served on AMVAC.

Over the course of 2009, two actions that had been filed in the Los Angeles County Superior Court (named *Mejia* and *Rivera*) involving claims for personal injury to Nicaraguan banana plantation workers allegedly arising from exposure to DBCP, were dismissed with prejudice by the court on its own motion with a finding of "fraud on the court" and "blatant extortion of the defendants." We believe that the court's findings in these cases has diminished the viability of the pending Nicaraguan cases. Further, we believe that *Mejia* and *Rivera* have had an effect upon other cases involving exposure to foreign residents, most notably the several cases alleging injury to 668 residents of the Ivory Coast (pineapple plantation workers) which were dismissed in 2009 by the Los Angeles Superior Court without prejudice, as plaintiffs' counsel withdrew from the case and none other came forward to prosecute the action. As described more fully below, of the cases that were still pending domestically in 2010, *Patrickson* has been dismissed and is on appeal; the Mississippi and Louisiana cases have lain dormant for many years, and *Adams* and *Mendez*, while early in litigation, appear to involve claims that largely do not concern AMVAC.

A. Hawaii Matters

Patrickson, et. al. v. Dole Food Co., et. al

In October 1997, AMVAC was served with a Complaint(s) in which it was named as a defendant, filed in the Circuit Court, First Circuit, State of Hawaii and in the Circuit Court of the Second Circuit, State of Hawaii (two identical suits) entitled *Patrickson, et. al. v. Dole Food Co., et. al* ("Patrickson Case") alleging damages sustained from injuries caused by plaintiffs' exposure to DBCP while applying the product in their native countries. Other named defendants include: Dole Food Co., Shell Oil Company, and Dow Chemical Company. The ten named plaintiffs are citizens of four countries—Guatemala, Costa Rica, Panama, and Ecuador. Punitive damages are sought against each defendant. The plaintiffs were banana workers and allege that they were exposed to DBCP in applying the product in their native countries. The case was also filed as a class action on behalf of other workers so exposed in these four countries. The plaintiffs allege sterility and other injuries.

After several years of law and motion activity, Dow filed a motion for summary adjudication as to the remaining plaintiffs based on the statute of limitations, as they had filed suit in Florida in 1995. All defendants joined in this motion. The court granted this motion on June 9, 2009. Plaintiffs' counsel unsuccessfully argued that their claims were tolled by prior class action cases. On November 30, 2009, the court denied a motion for reconsideration. Judgment in favor of the defendants was entered on July 28, 2010. On August 24, 2010, the plaintiffs filed a notice of appeal. This appeal is presently pending. The Company believes that the appeal filed by plaintiffs has no merit and intends to oppose the appeal. The Company does not believe that a loss is either probable or reasonably estimable and, accordingly, has not set up a loss contingency with respect thereto.

Adams v. Dole Food Co. et al

On approximately November 23, 2007, AMVAC was served with a suit filed by two former Hawaiian pineapple workers and their spouses, alleging testicular cancer due to DBCP exposure: *Adams v. Dole Food Co. et al* in the First Circuit for the State of Hawaii. The complaint was filed on June 29, 2007 and names Dole Food Co,, Standard Fruit and Steamship Company, Dole Fresh Food, Pineapple Growers Association, AMVAC, Shell Oil Co., Dow Chemical Co. and Occidental Corporation. Plaintiff Mark Adams alleges he was exposed to DBCP in 1974 and 1975 while working on Dole's plantation on Oahu. Plaintiff Nelson Ng alleges he was exposed between 1971 and 1973 while working in Lanai City, Lanai. AMVAC answered the complaint on or about

(Dollars in thousands, except per share data)

December 14, 2007. While little discovery has taken place, AMVAC denies that any of its product could have been used at the times and locations alleged by these plaintiffs. Dole Food Co. was dismissed on the basis of the exclusive remedy of worker's compensation benefits as it was the employer of plaintiffs. However, plaintiffs have been granted relief to seek an interim appeal as to the dismissal of Dole. A stay has been placed on discovery other than to obtain written records. This appeal as to Dole is pending. The Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

Mendez et al. v. The Dow Chemical Company et al.

On June 4, 2010, nine complaints were filed in the Circuit Court of the First Circuit for the State of Hawaii, a representative one of which is captioned *Mendez et al. v. Dow Chemical Company et al.* These complaints were filed by the same attorneys representing the Patrickson and Adams plaintiffs. A total of 60 individual workers (50 of whom are from Panama, six from Ecuador and four from Costa Rica) seek damages for physical injuries allegedly arising from exposure to DBCP in the 1970's. Other defendants named in the lawsuits include Shell Oil Company, Occidental Petroleum Corporation, Dole Food Company, and Amvac Chemical Corporation.

AMVAC was served with the complaints on November 30, 2010 and answered on January 19, 2011. There has been no discovery to date. AMVAC intends to defend these matters vigorously citing, among other things, the fact that, to its best knowledge, it has never sold DBCP to certain of the countries identified in the complaints. Thus, it is unknown as to how many of the plaintiffs claim exposure to AMVAC's product, what are the actual injuries, and whether their claims are barred by applicable statutes of limitation or other defenses. The Company believes that a loss is neither probable nor reasonably estimable and has not accrued a loss contingency.

B. Mississippi Matters

In May 1996, AMVAC was served with five complaints in which it is named as a defendant. These complaints were filed by the same attorneys representing the *Patrickson* plaintiffs in Hawaii. The complaints are brought by plaintiffs Edgar Arroyo-Gonzalez, Eulogio Garzon-Larreategui, ValentinValdez, Amilcar Belteton-Rivera, and Carlos Nicanor Espinola-E against a number of defendants, including Shell Oil Company, Dow Chemical Co., and Dole Food Company. The cases were filed in the Circuit Court of Harrison County, First Judicial District of Mississippi. Each case alleged damages sustained from injuries caused by plaintiffs' (who are former banana workers and citizens of a Central American country) exposure to DBCP while applying the product in their native countries. These cases were removed to U.S. District Court for the Southern District of Mississippi, Southern Division. The federal court granted defense motions to dismiss in each case pursuant to the doctrine of *forum non conveniens [inconvenient forum]*. On January 19, 2001, the court issued an unpublished decision, finding that there was jurisdiction in federal court, but remanded just one case (*Espinola-E*) back to the trial court based on a stipulation which limited the plaintiff's recovery to fifty thousand dollars. No activity has taken place on this matter since 2001. Without discovery, it is unknown whether this plaintiff was exposed to the Company's product or what defenses may apply. AMVAC intends to contest the cases vigorously. The Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

C. Louisiana Matters

In November 1999, AMVAC was served with three complaints filed in the 29th Judicial District Court for the Parish of St. Charles, State of Louisiana entitled *Pedro Rodrigues et. al v. AMVAC Chemical Corporation et. al, Andres Puerto, et. al v. Amvac Chemical Corporation, et. al* and *Eduardo Soriano, et al v. Amvac Chemical Corporation et. al.* Other named defendants include Dow Chemical Company, Shell Oil Company, and Dole

(Dollars in thousands, except per share data)**

Food. These suits were filed in 1996, but they were not served until November 1999. Following a dismissal of most of the plaintiffs from the action (in light of the fact that they had previously settled their claims in other actions), the complaints, with *Soriano* as the lead case, allege personal injuries to about 314 persons (167 from Ecuador, 102 from Costa Rica, and 45 from Guatemala) from alleged exposure to DBCP (punitive damages are also sought). There has been no discovery in these cases to date and no procedural activity of any kind since February 2008. It is unknown as to how many of the plaintiffs claim exposure to AMVAC's product, what are the actual injuries, and whether their claims are barred by applicable statutes of limitation. AMVAC intends to vigorously contest these cases. The Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

D. Nicaragua Matters

Suits filed in Nicaragua

A review of court filings in Chinandega, Nicaragua, by local counsel has found 85 suits filed pursuant to Public Law 364 that name AMVAC and include approximately 3,592 plaintiffs. However, only two cases, *Castillo* and *Suazo,* have been served on AMVAC. All but one of the suits in Nicaragua have been filed pursuant to Special Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua's Attorney General previously expressed as unconstitutional. Each of the Nicaraguan plaintiffs claims $1,000 in compensatory damages and $5,000 in punitive damages. In all of these cases, AMVAC is a joint defendant with Dow Chemical and Dole Food Company, Inc. In the two cases pending before Nicaraguan courts in which AMVAC has been served, the court has denied AMVAC's objection to jurisdiction, which is being appealed.

In May 2005, two suits filed in Nicaragua in 2004 were received that name AMVAC, The Dow Chemical Company, Dole Food Co., Dole Fresh Fruit, and Standard Fruit Company. The two suits for personal injuries for sterility and reduced sperm counts have been filed on behalf of a total of 15 banana workers: *Flavio Apolinar Castillo et al. v. AMVAC Chemical Corporation et al.*, No. 535/04 and *Luis Cristobal Martinez Suazo et al. v. AMVAC Chemical Corporation et al.*, No. 679/04. In December 2005, AMVAC received six additional, similar lawsuits filed on behalf of a total of 30 plaintiffs. On January 25, 2006, AMVAC was served with the *Suazo* and *Castillo* suits, and in March 2006, counsel in Nicaragua filed objections to jurisdiction over AMVAC in these two cases. The court finally ruled on all the defendants' objections on March 20, 2007 by denying each objection to jurisdiction.

AMVAC contends that the Nicaragua courts do not have jurisdiction over it and that Public Law 364 violates international due process of law. AMVAC intends to contest personal jurisdiction and demand under Law 364 that the claims be litigated in the United States. Thus far, it appears that the Nicaraguan courts have denied all requests of other defendants under Law 364 that allow the defendants the option of consenting to jurisdiction in the United States. It is not presently known as to how many of these plaintiffs actually claim exposure to DBCP at the time AMVAC's product was allegedly used nor is there any verification of the claimed injuries. Based on the precedent of the earlier suits in Nicaragua, it would appear likely that the Nicaragua courts will, over the defendants' objections, enter multi-million dollar judgments for the plaintiffs and against all defendants in these cases.

However, to date, plaintiffs have not had success in enforcing Nicaraguan judgments against domestic companies before U.S. courts. One such judgment (not including the Company) was entered in August 2005 for $97,000 for 150 plaintiffs against Dole Food and other entities. It has also been reported that on December 1, 2006, the Nicaraguan court rendered a judgment for $802,000 against Dow, Shell, Occidental, and Standard Fruit for some 1200 plaintiffs. An enforcement action (entitled *Osorio*) against Dole and Dow for the $97,000 judgment was filed in the U.S. District Court in Miami, Florida. In this enforcement action, on October 20, 2009,

(Dollars in thousands, except per share data)

the federal court issued a lengthy decision refusing to enforce the judgment on the grounds that Law 364 violated due process of law and that the Nicaraguan courts were not impartial tribunals. The plaintiffs filed a notice of appeal to the Eleventh Circuit Court of Appeal on March 10, 2010. This appeal is still pending. While the dismissal is being appealed, this decision and the findings in the *Mejia* case may halt further attempts to enforce these foreign judgments.

B. Other Matters

Archem Superfund Action. On July 20, 2009, the Texas Commission on Environmental Quality ("TCEQ") issued an administrative order (the "Order") under which it identified parties that are potentially responsible for solid waste and/or hazardous substances at the Archem/Thames Chelsea State Superfund Site (the "Site"). In that order, AMVAC was identified as one of 50 potentially responsible parties ("PRP's") relating to TCEQ removal actions that were conducted at the Site in 1992 and 1993. The total cost of such removal actions for which that group of PRP's could be liable is approximately $775. AMVAC's involvement in this matter purportedly arises from the single shipment of an intermediate compound sent to the Site for further synthesis in the late 1980's. AMVAC has joined a group of PRP's which has challenged the Order by way of filing a petition with the District Court of Travis County, Texas in a matter captioned *Akzo Nobel etc. et al. v. Texas Commission on Environmental Quality, Cause No. D-1-6N-09-002820*. Petitioners challenged the Order on several grounds, including failure to provide PRP's with an evidentiary hearing and the fact that petitioners should not be liable as arrangers under CERCLA, as they sent useful product—not waste—to the Site. During the fourth quarter of 2010, petitioners and respondents have reached a settlement of the matter which, while subject to public comment and final approval, would require AMVAC to pay approximately $50 in cash. Accordingly, the Company has set up a loss contingency of $50.

Wilson v. Gemchem. On or about September 25, 2009, an action styled *Joseph K. Wilson v. Gemchem, Inc. etc.*, Civ. No. 02-CV-2009-901876.00, was filed in the Civil Court of Mobile, Alabama by a former employee who seeks compensation and medical expenses arising from physical injuries that he allegedly sustained when he tripped and fell at AMVAC's facility in Axis, Alabama. The Company does not believe that the claims have any merit and intends to defend the matter vigorously. Discovery has been taken on both sides. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not set up a loss contingency therefor.

Brazilian Citation. On or about October 5, 2009, IBAMA (the Brazilian equivalent of the USEPA) served the Company's subsidiary, Amvac do Brasil, with a Notice of Violation alleging that two lots of Granutox 150 (formulated product having phorate as the active ingredient) stored at BASF S.A. (AMVAC's exclusive distributor in Brazil) and FMC Quimica do Brasil Ltda. (which formulates end-use product in that country) were not in compliance with the end-use registration on file with IBAMA. Specifically, IBAMA alleged that the color of the lots (gray) was inconsistent with the description in IBAMA's files (pink). IBAMA also indicated an intention to assess a fine of approximately $285 against Amvac do Brasil. The Company has challenged the citation, among other reasons, on the ground that the change in color has to do with the removal of a coloring component and that such removal poses no environmental or toxicity risk. At this stage, the Company believes that a loss of $100 is probable and has set up a loss contingency in the amount of $100.

ITEM 4 RESERVED

(Dollars in thousands, except per share data)

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective March 6, 2006, the Company listed its $0.10 par value common stock ("Common Stock") on the New York Stock Exchange under the ticker symbol AVD. From January 1998 through March 6, 2006, the Common Stock was listed on the American Stock Exchange under the ticker symbol AVD. The Company's Common Stock traded on The NASDAQ Stock Market under the symbol AMGD from March 1987 through January 1998.

The following table sets forth the range of high and low sales prices as reported for the Company's Common Stock for the calendar quarters indicated (as adjusted for stock splits and stock dividends).

	High	Low
Calendar 2010		
First Quarter	$ 8.71	$6.28
Second Quarter	9.65	7.37
Third Quarter	9.60	5.93
Fourth Quarter	9.17	6.18
Calendar 2009		
First Quarter	$15.85	$9.85
Second Quarter	14.26	9.12
Third Quarter	12.01	8.21
Fourth Quarter	8.65	6.97

As of February 28, 2011, the number of stockholders of the Company's Common Stock was approximately 4,800, which includes beneficial owners with shares held in brokerage accounts under street name and nominees.

On September 14, 2010, the Board of Directors declared a cash dividend of $0.02 per share. The dividend was distributed on October 14, 2010 to stockholders of record at the close of business on September 24, 2010.

On March 4, 2010, the Board of Directors declared a cash dividend of $0.01 per share. The dividend was distributed on April 16, 2010 to stockholders of record at the close of business on April 2, 2010.

On September 14, 2009, the Board of Directors declared a cash dividend of $0.01 per share. The dividend was distributed on October 7, 2009 to stockholders of record at the close of business on September 25, 2009.

On March 6, 2009, the Board of Directors declared a cash dividend of $0.05 per share. The dividend was distributed on April 15, 2009 to stockholders of record at the close of business on March 31, 2009.

On September 15, 2008, the Board of Directors declared a cash dividend of $0.03 per share. The dividend was distributed on October 10, 2008, to stockholders of record at the close of business on September 26, 2008.

On March 10, 2008, the Board of Directors declared a cash dividend of $0.05 per share. The dividend was distributed on April 15, 2008, to stockholders of record at the close of business on March 31, 2008.

The Company has issued a cash dividend in each of the last fifteen years dating back to 1996.

(Dollars in thousands, except per share data)

Stock Performance Graph

The following graph presents a comparison of the cumulative, five-year total return for the Company, the S&P 500 Stock Index, and a peer group (Chemical—Specialty Industry). The graph assumes that the beginning values of the investments in the Company, the S&P 500 Stock Index, and the peer group of companies each was $100. All calculations assume reinvestment of dividends. Returns over the indicated period should not be considered indicative of future returns.


COMPARISON OF CUMULATIVE TOTAL RETURN
American Vanguard Corporation
S&P 500 Index
Chemicals - Specialty
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DOLLARS
2005
2006
2007
2008
2009
2010
ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES
(Dollars in thousands, except per share data)

ITEM 6 SELECTED FINANCIAL DATA

	2010	2009	2008	2007	2006
Net sales	$229,620	$209,329	$237,538	$216,662	$193,771
Gross profit	$ 89,082	$ 60,426	$101,131	$ 95,730	$ 82,358
Operating income (loss)	$ 19,191	$ (6,329)	$ 36,144	$ 36,013	$ 29,216
Income (loss) before income tax (benefit) expense	$ 16,174	$ (9,538)	$ 32,173	$ 30,526	$ 26,522
Net income (loss)	$ 10,984	$ (5,789)	$ 20,019	$ 18,728	$ 15,448
Earnings (loss) per common share(1)	$ 0.40	$ (0.21)	$ 0.75	$ 0.71	$ 0.60
Earnings (loss) per common share—assuming dilution(1)	$ 0.40	$ (0.21)	$ 0.73	$ 0.68	$ 0.57
Total assets	$281,799	$255,268	$286,937	$248,581	$262,376
Working capital	$ 67,459	$ 68,797	$ 96,357	$ 75,144	$ 99,233
Long-term debt less current portion	$ 53,712	$ 45,432	$ 75,748	$ 56,155	$ 93,761
Stockholders' equity	$166,437	$153,087	$155,943	$139,739	$120,877
Weighted average shares outstanding—basic(1)	27,385	27,120	26,638	26,307	25,934
Weighted average shares outstanding—assuming dilution(1)	27,652	27,120	27,469	27,436	27,186
Dividends per share of common stock(1)	$ 0.030	$ 0.060	$ 0.080	$ 0.070	$ 0.083

The selected consolidated financial data set forth above with respect to each of the calendar years in the five-year period ended December 31, 2010 have been derived from the Company's consolidated financial statements and are qualified in their entirety by reference to the more detailed consolidated financial statements and the independent registered public accounting firm's reports thereon which are included elsewhere in this Report on Form 10-K for the three years in the period ended December 31, 2010. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) The basic and diluted weighted average number of shares outstanding, net income per share and dividend information for all periods presented have been restated to reflect the effects of stock splits and dividends.

(Dollars in thousands, except per share data)

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD-LOOKING STATEMENTS/RISK FACTORS:

The Company, from time-to-time, may discuss forward-looking statements including assumptions concerning the Company's operations, future results and prospects. Generally, "may," "could," "will," "would," "expect," "believe," "estimate," "anticipate," "intend," "continue" and similar words identify forward-looking statements. Forward-looking statements appearing in this Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties that can cause actual results and events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions contained in the entire Report. Such factors include, but are not limited to: product demand and market acceptance risks; the effect of economic conditions; weather conditions; changes in regulatory policy; the impact of competitive products and pricing; changes in foreign exchange rates; product development and commercialization difficulties; capacity and supply constraints or difficulties; availability of capital resources; general business regulations, including taxes and other risks as detailed from time-to-time in the Company's reports and filings filed with the U.S. Securities and Exchange Commission (the "SEC"). It is not possible to foresee or identify all such factors. We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this Report.

Results of Operations

2010 Compared with 2009:

	2010	2009	Change
Net sales:			
Insecticides	$ 88,519	$ 71,243	$17,276
Herbicides	84,482	83,487	995
Other	31,423	26,107	5,316
Total Crop	204,424	180,837	23,587
Non-Crop	25,196	28,492	(3,296)
	$229,620	$209,329	$20,291
Gross profit:			
Crop	$ 79,163	$ 53,371	$25,792
Non-crop	9,919	7,055	2,864
	$ 89,082	$ 60,426	$28,656

Overall financial performance (including net sales and net income) for the year ended December 31, 2010 improved as compared to the same period in 2009. Our net sales for the period are up approximately 10% to $229,620, compared to $209,329 for the 2009 year. Net sales of our crop business in 2010 are $204,424 which constitutes an increase of about 13% over the net sales of $180,837 in 2009. Net sales of non-crop products for the period are $25,196, which constitutes a decrease of about 12% over the net sales of $28,492 in 2009. A more detailed discussion of product groups and products having a material effect on net sales for each of the crop and non-crop segments appear below.

With respect to our crop products, over the course of 2010, market conditions were, for the most part, better than those of 2009. We entered 2010 with fairly lean inventory levels in the distribution channels, due to the

(Dollars in thousands, except per share data)

rigorous procurement practices of 2009. Further, over the first half of 2010, we were able to sell most of our seasonal products into the channel effectively, and favorable Midwest weather conditions enabled us to sell product into both first and second quarters of 2010. While third quarter sales of our corn-related products declined over historical levels (as customers deferred their procurement activity for 2011 to take place closer to the growing season), we did see a resurgence in fourth quarter sales of those products. Further, in light of increased acres for both cotton and peanut crops (year over year), we recorded strong sales of certain products for use with those crops over the course of the entire year. We experienced a drop in sales of our fungicide product line over 2010, due to the SSURO issued by USEPA with respect to our domestic pentachloronitrobenzene product line, which, as noted below, caused us to miss the domestic 2010 turf season entirely. A more detailed discussion of sales performance by our crop and non-crop segments, further broken down by product group and product line, follows.

With respect to our crop segment, net sales of our insecticides in 2010 were up strongly by approximately 24% to $88,519 as compared to $71,243 for the comparable period in 2009. Within this segment, net sales of our granular soil insecticides were up approximately 16%, largely due to increased net sales of Counter in the first half of the year and fourth quarter; Counter has experienced a resurgence in use on corn for nematode control and is proving to be efficacious for sugar beets where seed treatments are unable to control heavy pest pressure. In addition, Thimet sales increased year-over-year due to both increased peanut acres in the southeast and increased use for nematicidal control sugar cane. Net sales of our cotton insecticides increased by about 67% over the prior year; this trend has resulted from an increase in cotton acres planted coupled with strong cotton prices.

Within the product group of herbicides/fungicides/fumigants, net sales in 2010 were up slightly (about 1%) over the 2009 year ($84,482 v. $83,487). Within this group, however, we had mixed results. Net sales of our herbicide products were up strongly (by approximately 35%), led by our post-emergent corn herbicide, Impact; due to both favorable weather conditions and a well-executed plan of distribution, we saw strong sales in the first two quarters, then a lag in the third quarter (as customers deferred procurement until closer to planting time) and a resurgence in the fourth quarter, as growers anticipate the 2011 season. Our fumigants enjoyed mild gains in net sales year-over-year (up by about 5%); in fact, fourth quarter sales in 2009, on an historical basis, were comparatively low, as adverse weather cut short the application season for this "just-in-time" product. With better weather conditions, fumigant sales in 2010 have trended toward more historical norms. Net sales of our fungicides, however, were down sharply (approximately 46%) during 2010 as compared to 2009, due largely to PCNB on crop uses, which experienced a decrease in net sales in the first half of the year arising from formulation issues, and in the second half of the year from the SSURO issued by USEPA for domestic product. As described more fully in the "Legal Proceedings" section below, the company continues to negotiate with USEPA to get the SSURO lifted and is also seeking a preliminary injunction from the federal district court.

Within the segment of other products (which includes plant growth regulators, molluscicides and tolling activity), we experienced a nearly 20% increase in net sales during 2010 as compared to 2009 ($31,423 v. $26,107). This increase is primarily due to strong sales of Folex, a compound used for cotton harvest management; not only did we benefit from increased cotton acres, but also from the fact that we completed the acquisition of the domestic Def (tribufos) product line from Bayer CropScience in late July 2010. Partially offsetting Folex's gains was a drop in net sales of NAA, a plant growth regulator used primarily for thinning apple blossoms; an early frost in late 2009 obviated the need for this product in 2010, as growers still had inventory from the prior year for use in the 2010 season. In addition, net sales of Dacthal were up slightly year-over-year; while we have benefited from the lessening of water restrictions in the western states, we have experienced curtailment of uses in Europe. Further, net sales of metaldehyde (a molluscicide) were up about 16%

(Dollars in thousands, except per share data)**

over the comparable period; this increase arose primarily from rainy conditions in the eastern and northern midwestern states and the attendant increase in slug and snail pressure. Tolling revenues decreased by approximately $2,000 in 2010 as compared to 2009, as a result of one contract which occurred in 2009 and not in 2010. It should be noted that, included in sales were data compensation amounts of $868 in 2010 and $1,825 in 2009.

Within our non-crop segment, net sales were down by about 11% ($25,196 v. 28,492) compared to 2009. This decline was due mostly to lost sales of PCNB on turf uses; the SSURO was issued in August 2010, just before normal sales into that market. On the positive side, Naled sales (our mosquito adulticide) were up by about 13%; despite persistent dry conditions in the South West. Net sales of pest strips more than tripled over the prior year, in light of the market's recognition that the active ingredient, DDVP, is one of the only compounds effective against bedbugs. These gains, however, were offset in part by reduced sales of Orthene, which due to heavy pricing pressure from generic competitors, continues to carry lower margins and less emphasis in our sales plans.

Our cost of sales for 2010 was $140,538 or 61% of net sales. This compared to $148,903 or 71% of net sales for 2009. The decline in cost of sales as a percentage of net sales in 2010 arose primarily from three factors, first, in the fourth quarter of 2009, the Company recorded a one time non-cash charge in the amount of $13,509 relating to adjusting inventory values to net realizable value (impacting our crop segment cost of sales by $10,853 and our non-crop segment cost of sales by $2,656). There was no such charge in 2010. Second, plant capacity utilization improved in 2010 as compared to 2009; underutilization costs declined from approximately $9,439 in 2009 to $7,621 in 2010. Third, the mix of products sold in 2010 included a greater emphasis on higher-margin SKU's, a reduction in sales of products that are subject to pricing pressure from generic competition (e.g., Orthene and bifenthrin), and a drop in tolling activity for third parties, which also carries lower margins.

Gross profit ended at 89,082 or 39% of net sales in 2010 as compared to $60,426 or 29% of net sales in 2009. This increase is due to the non-cash charge taken in the fourth quarter of 2009 and the other factors described in the immediately preceding paragraph.

It should be noted that, when making comparisons with other companies' financial statements, the Company reports freight, delivery and warehousing costs in operating expenses and not as a part of cost of sales.

Operating expenses in 2010 increased by $3,136 to $69,891 or 30% of sales as compared to $66,755 or 32% in 2009. The differences in operating expenses by department are as follows:

	2010	2009	Change
Selling	$22,414	$22,193	$ 221
General and administrative	17,881	17,998	(117)
Research, product development and regulatory	12,635	11,142	1,493
Freight, delivery and warehousing	16,961	15,422	1,539
	$69,891	$66,755	$3,136

- Selling expenses in 2010 increased by $221 to end at $22,414 as compared to $22,193 for the same period of 2009. This increased cost included $500 associated with possible product complaints related to sales of PCNB in Canada. In addition, we incurred expenses associated with international sales as we boosted regional product stewardship activities. The costs were offset in part by reduced program expenses as a result of lower PCNB sales caused by the issuance of the SSURO in the fall of 2010.

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES
(Dollars in thousands, except per share data)

- General and administrative expenses decreased by $117 to end at $17,881 in 2010 compared to $17,998 in 2009. The decrease was primarily the result of expenses incurred in 2009 on a potential acquisition which the Company decided not to complete. These costs did not recur in 2010. Furthermore, legal expenses and bad debt expense decreased by $118 and $353 respectively. These reductions were offset by the increase in incentive compensation expense of $1,448, resulting from the improved financial performance in 2010. In addition, payroll expenses increased by $365 from additional headcount and a reinstatement of senior executives and board members voluntary compensation reductions that occurred in 2009.
- Research, product development costs and regulatory registration expenses increased by $1,493 to $12,635 for 2010, as compared to $11,142 for the same period of 2009. The main driver was increased product defense costs relating to both recently acquired product lines and established product lines.
- Freight, delivery and warehousing costs for 2010 increased by $1,539 to $16,961 or 7% of sales as compared to $15,422 or 7% of sales for the same period of 2009. The increased cost is primarily volume related. However, underlying this flat performance as a percentage, we experienced increased fuel surcharges offset by reduced logistics costs as we work to improve the efficiency of our supply chain.

Interest expense including capitalized interest and interest income were $3,017 in 2010 compared to $3,209 in 2009. Interest costs are summarized in the following table:

	2010			2009		
Average Indebtedness and Interest expense	**Average Debt**	**Interest Expense**	**Interest Rate**	**Average Debt**	**Interest Expense**	**Interest Rate**
Term loan	$44,000	$2,474	5.6%	$50,000	$2,321	4.6%
Real estate	1,995	117	5.9%	2,101	122	5.8%
Working capital revolver	14,388	580	3.8%	39,104	810	2.1%
Average	60,383	3,171	5.2%	91,205	3,253	3.6%
Notes payable on product acquisitions and asset purchases	1,767	—	—	3,175	—	—
Other adjustments (capitalized interest & interest income)	—	(154)	—	—	(44)	—
Adjusted average	$62,150	$3,017	4.8%	$94,380	$3,209	3.4%

The Company's average overall indebtedness for 2010 dropped by $32,230 to end at $62,150 as compared to $94,380 for 2009. We reduced the revolver debt mainly as a result of continued focus on inventory control throughout the year. We have maintained a strong control on receivables and controlled our capital spending levels. We have paid out the majority of our program liabilities in the final quarter of 2010. In 2009 these payments were predominantly deferred until the first quarter of 2010. In the final three weeks of the fiscal year we made substantial initial payments for product line acquisitions. As an offset, we implemented an early pay program with customers that generated approximately $20,000 in cash, albeit for the most part against product sales in the final quarter of the year. Overall interest expense was lower in 2010 than in 2009, as we continued to make scheduled payments on our term loans and maintained tight control of our revolver take up. As can be seen from the table above, our effective interest rate was 4.8% in 2010 as compared to 3.4% in 2009. This was mainly as a result of the increased interest rates we have paid during the year following negotiating an extension to our credit facility in March of 2010.

(Dollars in thousands, except per share data)

Income tax expense for 2010 amounted to $5,190 as compared to an income tax benefit of $3,749 for 2009. The 2010 effective tax rate is at 32.1%, as compared to an effective rate of 39% for 2009. The decrease in the effective income tax rate is primarily due to the Domestic Manufacturing Deduction (section 199), federal and California R&D credits, change in future effective state income tax rate, recognition of previously unrecognized tax benefits, and the reclassification of expenses related to incentive stock options and stock grants.

Net income ended at $10,984 or $.40 per share in 2010 as compared to a net loss of $5,789 or $.21 per diluted share in 2009.

Contractual Obligations and Off-Balance Sheet Arrangements

We believe that our cash flows from operations and cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet our anticipated operating needs for at least the next 12 months. Although operating activities are expected to provide cash, to the extent of significant growth in the future, our operating and investing activities may use cash and, consequently, this growth may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

The following summarizes our contractual obligations at December 31, 2010, and the effects such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$41,941	$ 8,004	$ 5,978	$20,000	$ 7,959
Note payable on product acquisitions and asset purchases	12,898	423	12,467	8	—
Working capital revolver credit line	7,300	—	—	—	7,300
Sub total long-term debt	62,139	8,427	18,445	20,008	15,259
Estimated interest liability(1)	10,759	2,750	5,104	2,905	
Accrued royalty obligations	68	68	—	—	—
Employment agreements	2,100	525	1,050	525	—
Operating leases	5,054	542	1,277	1,371	1,864
	$80,120	$12,312	$25,876	$24,809	$17,123

(1) Estimated Interest Liability has been calculated using the effective rate for each category of debt over the remaining term of the debt and taking into account scheduled repayments. The working capital revolving line has been assumed to be constant throughout the remaining term. As noted above in this Report, all of our debt is linked to LIBOR rates.

There were no off-balance sheet arrangements as of December 31, 2010.

Under the terms of the new credit facility, all debt outstanding is due when the agreement expires on January 10, 2016.

(2) Under the terms of the new credit facility, the deferred payments on product acquisitions made in December 2010 and payable in equal parts in January 2012 and January 2013, will be paid using delayed draw facility with the term debt.

In addition to the above contractual obligations, $124 of unrecognized tax liabilities have recorded as liabilities as of December 31, 2010 and we are uncertain as to if or when such amounts may be settled. Related to the unrecognized tax benefits not included in the table above, we have also recorded a liability for potential penalties and interest of $10 as of December 31, 2010.

Results of Operations (in Thousands)

2009 Compared with 2008:

	2009	2008	Change
Net sales:			
Crop	$180,837	194,886	(14,049)
Non-Crop	28,492	42,652	(14,160)
	$209,329	$237,538	$(28,209)
Gross profit:			
Crop	$ 53,371	$ 87,815	$(34,444)
Non-crop	7,055	13,316	(6,261)
	$ 60,426	$101,131	$(40,705)

Our overall financial performance (including net sales and net income) for the 2009 year is down compared to the 2008 year. Our net sales for 2009 decreased 12% to $209,329 as compared to $237,538 for the same period in 2008. Year-over-year, net sales for the crop business are down 7%, while net sales of our non-crop segment are down 33%.

There are four major factors that contributed to the Company's financial performance in 2009. First, in the wake of the global credit crisis that has persisted for the past several quarters, many of our customers implemented policies of inventory reduction and procurement on a just-in-time basis. As a result, customers deferred, and/or placed limits upon, purchase orders for the Company's goods. Based upon Electronic Data Interchange ("EDI") data (which measures actual on-the-ground use of our products), although the Company found that sales to our customers (who are primarily distributors) are below 2008 levels, growers appear to be applying volumes similar to those applied in 2008. Second, weather conditions, particularly rain in the midwest (at corn planting season), a lack of precipitation in the south and southwest (in the Spring), a late soybean harvest and an early frost in potato planting regions (in the fourth quarter), reduced demand for some of our key, higher margin products. Third, for much of 2009, the Company was engaged in an initiative to improve its balance sheet by, among other things, reducing inventory and scaling down its manufacturing activity in the face of short-term demand reduction. In the course of this initiative, the Company sold lower-margin goods and incurred unabsorbed manufacturing costs. Fourth, as more fully explained below, the Company took a one time non-cash charge in the amount of $13,509 in the fourth quarter of 2009 relating to inventory cost reductions arising primarily from our assessment of net realizable value. These factors as they relate to specific product lines are further discussed in the following section.

In spite of adverse weather conditions in the midwest—namely, persistent precipitation that delayed planting—sales of our granular soil insecticides were down slightly (approximately 3%) year-over-year. Led by our Aztec product line, we experienced comparatively stronger sales of granular soil insecticides in the first half of 2009 versus 2008. However, this sales trend was offset by a decline late in the second half of 2009, due in part to reduced use of our Counter product line in sugar beets and to high levels of inventory in the channels. Net

(Dollars in thousands, except per share data)

sales of our leading product line, soil fumigants, were down about 9% in 2009 as compared to 2008. This decline was due largely to a shortened application season caused by two factors: first, a delayed harvest in the midwest prevented growers from applying the product as early as they historically do; and second, an earlier than usual onset of freezing and snow conditions in potato planting regions in the fourth quarter effectively cut the application season short. Net sales of our herbicides for 2009 were about 25% lower than those of 2008, due primarily to the sales performance of our post-emergent corn herbicide, Impact. While the year started at or above targeted sales levels, in the second quarter, sales of Impact declined significantly in part due to rainy conditions in the midwest delaying the corn planting season (thereby affecting the use of post-emergent herbicides generally) and in part to customers electing to reduce their inventory. During the fourth quarter of 2009, sales of Impact were also down compared to the same period of 2008, as customers increasingly elected to defer product purchases until closer to the time of application in late winter or spring.

Net sales of our insecticide product lines for 2009 were about 22% lower than 2008. After a good start in 2009, sales of our insecticides dropped in the second quarter of 2009 due to reduced acres in cotton (on which Bidrin® is used) and peanuts (on which Thimet is used) and a decrease in pest pressure on cotton and other crops. In the third quarter, sales of broad spectrum insecticide, Orthene®, increased. However, that trend trailed off in the fourth quarter, as our product line faced generic pricing pressure and high inventory levels in the channel of trade. In addition, a lack of precipitation and pest pressure in our primary markets resulted in a drop in sales of our mosquito adulticide, Dibrom®, during both third and fourth quarters of 2009. The decline in sales of this higher-margin product negatively impacted both top and bottom line performance. As noted in the 2008 vs. 2007 comparison below, Dibrom had record sales in 2008 in the face of a heavy hurricane season. Also declining in net sales year-over-year were our fungicides, which experienced a drop of 17% in that period. This decline resulted primarily from reduced international demand for our PCNB product line, as an international customer had ordered a multi-year supply in 2008 and declined to order product in 2009.

Our plant growth regulators ("PGRs") generated consistently strong sales performance all year; led by our NAA® product line, net sales of PGRs for 2009 were up approximately 13% over those of 2008. Also we saw solid performances from our two main foreign subsidiaries (i.e. Mexico and Costa Rica). However, international sales as a whole performed 8% below the levels achieved in the same period of 2008. This includes some impact from tight regional credit control, some large transactions in 2008 that have not repeated in the current year, and regulatory pressure in Brazil and the European Union.

Our cost of sales for 2009 was $148,903 or 71% of net sales. This compared to $136,407 or 57% of net sales for the same period in 2008. There are two primary reasons for this result. First, in the fourth quarter of 2009, the Company recorded a one time non-cash charge in the amount of $13,509 relating to adjusting inventory values to net realizable value; these adjustments include identifying obsolete and slow moving items in the amounts of $855 and $6,519 respectively, adjusting standards in the amount of $3,470 to reflect under utilized capacity due to significantly below normal output levels in two of our manufacturing sites, and $2,665 in annual adjustments to ensure all standard costs closely reflect actual costs. The charge impacts our crop segment cost of sales by $10,853 and our non-crop segment cost of sales by $2,656.

In arriving at its inventory valuation, the Company took into account, among other things, recent and current market conditions (including pricing, demand, distribution and competitive products) as well as cost of goods (including the burden of unabsorbed manufacturing costs). A material portion of the charge related to the product, Fortress, and the balance related to Counter, Thimet and PCNB (specifically relating to unabsorbed manufacturing overhead costs) as well as certain slow-moving and obsolete SKUs.

Beyond the non-cash charge, the cost of goods was also adversely affected by trading performance over the course of 2009, which, in turn, was driven by several factors. First, gross profit as a percentage of sales was

(Dollars in thousands, except per share data)

reduced by tolling activities which benefited plant utilization but served to lower gross profit levels. Second, we experienced some price erosion on international sales made in order to maintain our market share in the face of heavy competitive pressure. Third, as part of our initiative to reduce inventory, we reduced factory throughput, thereby reducing the absorption of fixed costs. Furthermore, in the first quarter we experienced significant environmental cost overruns on the start up of a new product in production.

Gross profit ended at $60,426 or 29% of net sales in 2009 as compared to $101,131 and 43% of net sales for 2008. This decline is predominantly due to the non-cash charge taken in the fourth quarter and the increased cost of goods as described in the immediately preceding paragraph.

It should be noted that, when making comparisons with other companies' financial statements, the Company reports freight, delivery and warehousing costs in operating expenses and not as a part of cost of sales.

Operating expenses in 2009 increased by $1,768 to $66,755 or 32% of sales as compared to $64,987 or 27% in 2009. The differences in operating expenses by specific departmental costs are as follows:

	2009	2008	Change
Selling	$22,193	$19,516	$ 2,677
General and administrative	17,998	17,274	724
Research, product development and regulatory	11,142	8,631	2,511
Freight, delivery and warehousing	15,422	19,566	(4,144)
	$66,755	$64,987	$ 1,768

- Selling expenses increased by $2,677 to 22,193 as compared to $19,516 for the same period of 2008. The increase predominately relates to program expenses, which were up $2,296 due to delayed sales of granular soil insecticides from Q4 of 2008 to Q1 of 2009. In addition, we have had a full year of operations for our Costa Rica subsidiary which increased overall costs by $494. We increased field staff in order to focus on product stewardship, sales and marketing at a cost of $458. Offsetting these costs, we reduced some advertising, promotional and other paid marketing costs by $637.
- General and administrative expenses increased by $724 to end at $17,998 for year ended December 31, 2009. This includes spending of $1,625, reported in the first quarter of 2009, relating to a major potential acquisition, which was not completed. Legal expenses were up $594 as compared to the prior year arising primarily from costs incurred in arbitrations to collect data compensation. Furthermore, we have made some selective key recruitments during the year which have overall increased costs by $348. We have spent $106 on tax consulting that has driven benefits in our tax rate during the year. Finally, we had some currency gains in 2008 which did not recurred in 2009 generating an increase in expense of $712. These costs were offset by reduced accruals for incentive compensation of $2,331 reflecting the 2009 financial performance and other cost savings including officer and director voluntary compensation reductions.
- Research, product development costs and regulatory registration expenses increased by $2,511 to $11,142 for 2009, as compared to $8,631 for the same period of 2008. The main drivers were increased product defense costs up $798 relating to both recently acquired product lines and established product lines. Also, research and development spending was up $613, as we have increased our resources aimed at developing new products and different formulations to improve our range of product offerings.

(Dollars in thousands, except per share data)

- Freight, delivery and warehousing costs for 2009 decreased by $4,144 to $15,422 or 7% of sales as compared to $19,566 or 8% of sales for the same period of 2008. This reduction as a percentage of sales reflects continued effort to control these expenses by careful distribution in the supply chain and savings related to urgent shipments coupled with lower sales levels. Specifically, in the three months ended September 30, 2009, lower sales of our mosquito products drove significantly lower freight costs.

Interest costs including capitalized interest and interest income were $3,209 in 2009 as compared to $3,971 in 2008. Interest costs are summarized in the following table:

	2009			2008		
Average Indebtedness and Interest expense	**Average Debt**	**Interest Expense**	**Interest Rate**	**Average Debt**	**Interest Expense**	**Interest Rate**
Term loan	$50,000	$2,321	4.6%	$54,000	$3,048	5.6%
Real estate	2,101	122	5.8%	2,208	109	4.9%
Working capital revolver	39,104	810	2.1%	26,269	1,143	4.4%
Average	91,205	3,253	3.6%	82,477	4,300	5.2%
Notes Payable on product acquisitions and asset purchases	3,175	—	—	3,131	—	—
Other adjustments (capitalized interest & interest income)	—	(44)	—	—	(329)	—
Adjusted average indebtedness	$94,380	$3,209	3.4%	$85,608	$3,971	4.6%

The Company's average overall indebtedness increased by $8,772 to $94,380 in 2009, as compared to $85,608 for 2008. Revolver debt increased as Inventory increased at the start of the year. However, we maintained a strong control on receivables, including being willing to sacrifice some international sales when credit checks did not meet our criteria, and controlled our capital spending levels. We have also made the decision to pay customer programs in the first weeks of 2010. Our results have been favorably impacted by movement in the LIBOR rate during 2009. LIBOR is the base for our syndicated borrowings and, as can be seen from the table above, our effective interest rate was 3.4% in 2009 as compared to 4.6% in 2008.

Income tax benefit for 2009 ended at $3,749 as compared to an income tax expense of $12,154 for 2008. Our effective tax rate was at 39%, as compared to an effective rate of 38% for 2008.

Net income ended at a loss of $5,789 or a loss of $.21 per share in 2009 as compared to a net income of $20,019 or $.73 per diluted share in 2008.

Liquidity and Capital Resources

As of December 31, 2010, we had working capital of $67,459 as compared to $68,797 as of December 31, 2009. The Company recorded net income of $10,984 as compared to a net loss of $5,789 (including a non-cash charge related to inventory write downs and adjustments in the amount of $13,509 in 2009), non-cash depreciation and amortization of $14,381 and stock based compensation expense of $1,122. Cash provided by operating activities in 2010 was $33,190, as compared to $31,951 in 2009. The cash provided by operating activities consists of a decrease in receivables of $6,967, an increase in inventory of $1,542, a decrease in deferred income taxes of $5,342, an increase in prepaid expenses and other current assets of $2,235, an increase in accounts payables of $3,095, an increase in deferred revenue of $5,568 and a decrease in other payables and accrued expenses of $7,909.

The Company has continued to focus on inventory management during 2010. In the final month of the year we completed three product line acquisitions and recorded a total payment for associated inventory in the amount of $2,206. This amount has been recorded as an addition to inventory and will be adjusted when the final inventories are counted as part of the purchase agreements.

The Company continues to focus on controlling capital spending, however, this year we have made a significant investment in our Axis facility in order to start up production of one of the new product lines acquired the year. Capital spending for the year amounts to $8,004. As noted earlier in this document, we have completed 4 product line acquisitions during 2010, spending a total of $32,677. During the twelve months ended December 31, 2010, the Company used $40,681 in investing activities as compared to $4,322 for the same period of 2009.

Our financing activities provided net cash of $8,128 in 2010, including the increase in notes payable and revolver debt offset by scheduled term loan amortization payments to provide a net of $8,179. This was further offset by proceeds from the exercise of stock options in the amount of $768 and payment of dividends of $819. In 2009, our financing activities used net cash of $28,585 consisting of scheduled payments on term debt, other long term debt, reduced revolver financing, proceeds from the exercise of stock options offset by the payment of dividends.

The Company has various different loans in place that together constitute the short-term and long-term loan balances shown in the balance sheet as at December 31, 2010 and December 31, 2009. These are summarized in the following table:

Indebtedness	At December 31, 2010			At December 31, 2009		
$000's	Long-term	Short-term	Total	Long-term	Short-term	Total
Term loan	$32,000	$8,000	$40,000	$40,000	$8,000	$48,000
Real estate	1,937	4	1,941	1,942	106	2,048
Working capital revolver	7,300	—	7,300	2,600	—	2,600
Notes Payable on product acquisitions and asset purchases	12,475	423	12,898	890	422	1,312
Total indebtedness	$53,712	$8,427	$62,139	$45,432	$8,528	$53,960

On January 10, 2011, AMVAC Chemical Corporation ("AMVAC"), one of our subsidiaries, as borrower, and affiliates (including registrant), as guarantors, entered into an Amended and Restated Credit Agreement (the "New Credit Agreement") with a group of commercial lenders led by Bank of the West (AMVAC's primary bank) as agent, swing line lender and letter of credit issuer. The New Credit Agreement supersedes the First Amendment to Credit Agreement ("First Amendment") dated as of March 5, 2010 and more fully described in the Company's Form 8-K filed on March 8, 2010. The New Credit Agreement is a $137,000 senior secured lending facility consisting of a revolving line of credit of $75,000 and term loan commitments of $62,000. Also included in the facility is an additional accordion feature for up to $50,000. In connection with retiring the entire outstanding balance of the term loans and revolving credit facility (plus accrued interest) of the First Amendment upon termination thereof, on January 10, 2011, AMVAC borrowed approximately $62,000 under the New Credit Facility consisting of approximately $62,000 in term loans. These loans bear interest at a variable rate of interest based on LIBOR and the Eurodollar Reserve of the Federal Reserve ("Eurodollar Rate Loan"), or, at AMVAC's

(Dollars in thousands, except per share data)

option, a variable rate of interest based upon the prime rate, the Federal Funds rate, and LIBOR ("Alternative Base Rate Loan"). The principal payments of the term loans are payable (a) in equal quarterly installments on or before the last business day of each March, June, September and December (i) through 2012 in the amount of $2,000, and (ii) thereafter through December 2015 in the amount of $2,500, and (b) the remainder, if any, not later than January 10, 2016. Interest accruing on the Eurodollar Rate Loans is payable on the last day of the interest period, which may be one, three or six months, as per borrower's election. Interest accruing on the Alternate Base Rate Loans is payable monthly, in arrears, on the last day of the month and on the maturity date of any such loan in the amount of interest then accrued but unpaid. Both the senior secured revolving line of credit and the term loans mature on January 10, 2016.

The Company has four key covenants under the New Credit Agreement (with which AMVAC is in compliance). The covenants are as follows: The Company must (1) maintain its borrowings below a certain consolidated funded debt ratio, (2) limit its annual spending on the acquisition of fixed asset capital additions, (3) maintain a certain consolidated fixed charge coverage ratio, and (4) maintain a certain modified current ratio.

At December 31, 2010 total indebtedness is $62,139 as compared to $53,960 at December 31, 2009. At December 31, 2010, based on its performance against the most restrictive covenants listed above, the Company has the capacity to increase its borrowings by up to $38,132 under the credit facility agreement.

Substantially all of the Company's assets are pledged as collateral with its banks.

The Company's main bank is Bank of the West, a wholly-owned subsidiary of the French bank, BNP Paribas. Bank of the West has been the Company's bank for more than 30 years. Bank of the West is the syndication manager for the Company's loans and acts as the counterparty on the Company's derivative transactions. The Company reviews the creditworthiness of its banks on a quarterly basis via both credit agencies and face-to-face meetings with senior management of the banks. Management believes that the Company has an excellent working relationship with Bank of the West and the other financial institutions in the Company's lender group.

Recently Issued Accounting Guidance

In December 2010, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-29, Business Combinations (Topic 805), "*Disclosure of Supplementary Pro Forma Information for Business Combination*". The objective of this update is to address the different interpretation of the pro forma disclosure requirements of revenue and earnings for a business combination. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will adopt this standard to account for business combination when applicable.

In December 2010, FASB issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350), "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*". This update modifies Step 1 of the two step process of the goodwill impairment test for reporting with zero or negative goodwill where step 2 of this two step process will have to be performed if it is more than likely than not that a goodwill impairment exists. This update is effective for fiscal year and interim periods beginning after December 15, 2010. The Company will adopt this standard for goodwill when applicable.

In August 2010, Financial Accounting Standards Board (FASB) issued Update No. 21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This update amends various SEC paragraphs pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies. Under SEC Regulation S-X Rule 3-04, Changes to Other Stockholders' Equity, companies are required to present an analysis of the changes to stockholders' equity in the notes or in a separate statement. This amendment now requires changes in noncontrolling interests be included in the analysis of changes to stockholders' equity. Currently, the Company does not have any noncontrolling interests but will adopt this amendment when applicable.

Foreign Exchange

Management does not believe that the fluctuation in the value of the dollar in relation to the currencies of its customers in the last three fiscal years has adversely affected the Company's ability to sell products at agreed upon prices denominated in U.S. dollars. No assurance can be given, however, that adverse currency exchange rate fluctuations will not occur in the future. Should adverse currency exchange rate fluctuations occur in geographies where the Company sells/exports its products, management is not certain such fluctuations will or will not materially impact the Company's operating results.

Inflation

Management believes inflation has not had a significant impact on the Company's operations during the past three years. However, raw material prices have been increasing since late 4th Quarter 2010 and will continue to increase in 2011 due to the growth in global economies, particularly in China and India. This growth will put further pressure on supply demands of raw materials and will cause inflationary pressures to develop throughout 2011 and 2012.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. These judgments are based on historical experience, terms of existing contracts, commonly accepted industry practices and other assumptions that the Company believes are reasonable under the circumstances. These estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results may differ from these estimates under different assumptions or conditions.

The Company's critical accounting polices and estimates include:

Revenue Recognition and Allowance for Doubtful Accounts—Revenue from sales is recognized at the time title and the risks of ownership pass. This is when the customer has made the fixed commitment to purchase the goods, the products are shipped per the customer's instructions, the sales price is fixed and determinable, and collection is reasonably assured. The Company has in place procedures to ensure that revenue is recognized when earned. The procedures are subject to management's review and from time to time certain sales are excluded until it is clear that the title has passed and there is no further recourse to the Company. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed using standard quantitative measures based on historical losses, adjusted for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss.

Accrued Program Costs—In accordance with ASC 605 [Emerging Issues Task Force Issue No. 01-9, *Accounting for Consideration given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9")]*, the Company classifies certain payments to its customers as a reduction of sales revenues and other payments as operating expenses. The Company describes these costs overall as "Programs". Programs are a critical part of doing business in the agricultural chemicals business place. For accounting purposes, programs fall into two categories. The first type of program is treated as a reduction in gross sales and includes market pricing adjustments, volume take up or other key performance indicator driven payments made to distributors or retailers at the end of a growing season. The second type of program is treated as operating expenses and is effectively re-imbursement of costs such as advertising, training, and other product stewardship type costs that we would otherwise spend ourselves (and report as operating expenses.). Each quarter management compares each sale transaction with published programs to determine what program liability has been incurred. Once this initial calculation is made for the specific quarter, sales and marketing management along with executive and financial management review the accumulated program balance and make assessments of whether or not customers are tracking in a manner that indicates that they will meet the requirements set out in the terms and conditions attached to each program. This includes, for example, annual volume take up, product line advertising and stewardship activities. If management believes that customers are falling short of their annual goals then periodic adjustments will be made to the accumulated accrual to properly reflect the Company's best estimate of the liability at the balance sheet date. Programs are paid out predominantly on an annual basis, usually in the first quarter of the financial year, though significant payments can also occur in the final quarter of a financial year.

Long-lived Asset—The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Management considers the carrying value of long-lived assets to be reasonable. Generally, the fair value will be determined using valuation techniques such as the present value of expected future cash flows.

Property, Plant and Equipment and Depreciation—Property, plant and equipment includes the cost of land, buildings, machinery and equipment, office furniture and fixtures, automobiles, construction projects and significant improvements to existing plant and equipment. Interest costs related to significant construction projects are capitalized at the Company's weighted average cost of capital. Expenditures for maintenance and minor repairs are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. All plant and equipment is depreciated using the straight-line method, utilizing the estimated useful property lives. Building lives range from 10 to 30 years; machinery and equipment lives range from 3 to 15 years; office furniture and fixture lives range from 3 to 10 years; automobile lives range from 3 to 6 years; construction projects and significant improvements to existing plant and equipment lives range from 3 to 15 years when placed in service. The agricultural chemicals business involves complex manufacturing processes that drive high capital cost plant.

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, have been translated at period end exchange rates and profit and loss accounts have been translated using weighted average yearly exchange rates. Adjustments resulting from translation have been recorded in the equity section of the balance sheet as cumulative translation adjustments in other comprehensive income (loss). The effect of foreign currency exchange gains and losses on transactions that are denominated in currencies other than the entity's functional currency are remeasured to the functional currency using the end of the period exchange rates. The effects of remeasurement related to foreign currency transactions are included in current profit and loss accounts.

(Dollars in thousands, except per share data)**

Derivative financial instruments and hedge activities—In accordance with FASB ASC 815 [SFAS 133], *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivative instruments as either other assets or other liabilities at fair market value on the balance sheet. In accordance with the hierarchy contained in FASB ASC 820 [SFAS 157], *Fair Value Measurements*, the Company calculated fair value using observable inputs other than Level 1 quoted prices (Level 2). At December 31, 2010, and 2009, the Company had no hedges in place related to foreign currency exposure. The Company did enter into one foreign currency hedge during 2010 and was settled in 2010. During 2009, there were no such hedges utilized. At December 31, 2010, the Company had in place one interest rate swap contract that is accounted for under FASB ASC 815. At December 31, 2009, the Company had in place two such swap contracts. The Company qualifies for the short cut method for these swaps and performs quarterly re-evaluations to determine continued qualification for this method. Any gains or losses on derivative instruments that are deemed effective are taken as an adjustment to other comprehensive income (loss). If any contracts are deemed ineffective, then gains and losses in those contracts are taken as an adjustment to operating income. As at December 31, 2010 and 2009, the Company's derivative instruments have been tested and no charge has been taken to income in both years.

Goodwill and Other Intangible Assets—The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. The Company adopted the provisions of FASB ASC 320 [SFAS No. 142], "Goodwill and Other Intangible Assets". Under the provisions of FASB ASC 320, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the Company is based upon a number of factors including the effects of demand, competition, and expected changes in the marketability of the Company's products. The Company re-evaluates whether these intangible assets are impaired on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization consisting of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value of the asset. Fair value is typically estimated using a discounted cash flow analysis, which requires the Company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as selecting a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company, in such areas as: future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets. The Company has performed an impairment review for the year ending December 2010 and there were no impairment losses recorded.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to changes in interest rates, primarily from its borrowing activities. The Company's indebtedness to its primary lender is evidenced by a line of credit with a variable rate of interest, which fluctuates with changes in the lender's reference rate. The Company uses derivative financial instruments for trading purposes to protect trading performance from exchange rate fluctuations on material contracts; also, as a condition of the Company's credit agreement with its banks, the Company is required to maintain in effect interest rate swap agreement(s) for a notional amount not less than one-half of the principal amount of its term loan (originally the term loan was $60,000) at any given time.

The Company conducts business in various foreign currencies, primarily in Europe and Mexico. Therefore changes in the value of the currencies of such countries or regions affect the Company's financial position and

(Dollars in thousands, except per share data)

cash flows when translated into U.S. Dollars. The Company has mitigated and will continue to mitigate a portion of its currency exchange exposure through natural hedges based on the operation of decentralized foreign operating companies in which the majority of all costs are local-currency based. A 10% change in the value of all foreign currencies would have an immaterial effect on the Company's financial position and cash flows. As part of an on going process of assessing business risk, management has identified risk factors which are disclosed in Item 1A. Risk Factors of this Report.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are listed at PART IV, Item 15, Exhibits, Financial Statement Schedules.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2010, management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures are effective in ensuring that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported on a timely basis, and (ii) accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for the establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934 for American Vanguard Corporation and its subsidiaries ("the Company"). The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors as to the fair, reliable and timely preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America filed with the SEC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even processes determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the Company's internal controls over financial reporting based on a framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the effectiveness of controls and a conclusion on the evaluation. Based on this evaluation, management believes that as of December 31, 2010, the Company's internal control over financial reporting is effective.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES
(Dollars in thousands, except per share data)

BDO USA, LLP, the independent registered public accounting firm that audited the consolidated financial statements included in the Annual Report on Form 10-K, was engaged to attest to and report on the effectiveness of the American Vanguard's internal control over financial reporting as of December 31, 2010. Its report is included herein.

Changes in Internal Controls over Financial Reporting

There were no changes in internal controls over financial reporting during the quarter ended and year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
American Vanguard Corporation
Newport Beach, California

We have audited American Vanguard Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Vanguard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Vanguard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Vanguard Corporation as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010 and our report dated March 10, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Los Angeles, California
March 10, 2011

**AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES**

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information set forth under the captions "Executive Officers of the Registrant," "Election of Directors," "Information About the Board of Directors and Committees of the Board" and "Transactions with Management and Others—Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our Annual Meeting of Stockholders to be held in 2011 (the "Proxy Statement"), which will be filed with the SEC within 120 days of the end of our fiscal year ended December 31, 2010, is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Except specifically provided, the information set forth under the captions "Compensation of Executive Officers" and "Information About the Board of Directors and Committees of the Board—Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The disclosure contained in Part II, Item 5 under "Equity Compensation Plan Information" is incorporated herein by reference. Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Transactions with Management and Others" and "Information About the Board of Directors and Committees of the Board" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Ratification of the Selection of Independent Registered Public Accounting Firm—Relationship of the Company with Independent Registered Public Accounting Firm" in the Proxy Statement.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

REPORT OF THE AUDIT COMMITTEE

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent registered public accounting firm and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the Company's audited financial statements included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

We have discussed with BDO USA, LLP, the Company's independent registered public accounting firm , the matters required to be discussed by ASC 380 [SAS 61] (Communications with Audit Committee). ASC 380 requires our independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

We have received from BDO USA, LLP, a letter providing the disclosures required by Independence Standards Board Standard No. 1. (Independence Discussions with Audit Committees) with respect to any relationships between BDO USA, LLP and the Company that in their professional judgment may reasonably be thought to bear on independence. BDO USA, LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review and discussions described above with respect to the Company's audited financial statements, we have recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and the Company's independent auditors. In addition, it is not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors, or to assure compliance with laws and regulations and the Company's Code of Conduct and Ethics. In giving our recommendation to the Board of Directors, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

AUDIT COMMITTEE

Irving J. Thau, Chair
Carl R. Soderlind
Lawrence S. Clark
Alfred Ingulli

March 10, 2011

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

Index to Consolidated Financial Statements and Supplementary Data:

(b) Exhibits:

The exhibits listed on the accompanying Index To Exhibits, page 101 are filed as part of this annual report.

(c) Valuation and qualifying accounts:

Schedule II-A—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts Receivable (in thousands)

Fiscal Year Ended	Balance at Beginning of Period	Additions Charged to		Deductions	Balance at End of Period
		Costs and Expenses	Other		
December 31, 2010	$636	(189)	—	—	$447
December 31, 2009	472	164	—	—	636
December 31, 2008	418	54	—	—	472

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, American Vanguard Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN VANGUARD CORPORATION
(Registrant)

By: /s/ ERIC G. WINTEMUTE	By: /s/ DAVID T. JOHNSON
Eric G. Wintemute **President, Chief Executive Officer and Director**	**David T. Johnson** **Chief Financial Officer & Principal Accounting Officer**
March 10, 2011	March 10, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

By: /s/ HERBERT A. KRAFT	By: /s/ JOHN L. KILLMER
Herbert A. Kraft **Co-Chairman**	**John L. Killmer** **Director**
March 10, 2011	March 10, 2011
By: /s/ LAWRENCE S. CLARK	By: /s/ CARL R. SODERLIND
Lawrence S. Clark **Director**	**Carl R. Soderlind** **Director**
March 10, 2011	March 10, 2011
By: /s/ JOHN B. MILES	By: /s/ ALFRED INGULLI
John B. Miles **Director**	**Alfred Ingulli** **Director**
March 10, 2011	March 10, 2011
By: /s/ IRVING J. THAU	/s/ ESMAIL ZIRAKPARVAR
Irving J. Thau **Director**	**Esmail Zirakparvar** **Director**
March 10, 2011	March 10, 2011

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Vanguard Corporation
Newport Beach, California

We have audited the accompanying consolidated balance sheets of American Vanguard Corporation as of December 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index under Item 15(c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Vanguard Corporation at December 31, 2010 and 2009, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), American Vanguard Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2011 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP

Los Angeles, California
March 10, 2011

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2010 and 2009
(Dollars in thousands, except per share data)

	2010	2009
Assets		
Current assets:		
Cash	$ 1,158	$ 383
Receivables:		
Trade, net of allowance for doubtful accounts of $447 and $636, respectively	33,833	40,681
Other	263	382
	34,096	41,063
Inventories	74,054	72,512
Prepaid expenses	2,622	2,143
Income taxes receivable	6,715	4,132
Total current assets	118,645	120,233
Property, plant and equipment, net	40,541	39,196
Intangible assets, net	115,249	86,973
Other assets	7,364	8,866
	$281,799	$255,268
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 8,427	$ 8,528
Accounts payable	13,961	11,958
Deferred revenue	5,568	—
Accrued program costs	18,596	27,188
Accrued expenses and other payables	4,634	3,762
Total current liabilities	51,186	51,436
Long-term debt, excluding current installments	53,712	45,432
Other long-term liabilities	3	192
Deferred income taxes	10,461	5,121
Total liabilities	115,362	102,181
Commitments and contingent liabilities Stockholders' equity:		
Preferred stock, $.10 par value per share; authorized 400,000 shares; none issued	—	—
Common stock, $.10 par value per share; authorized 40,000,000 shares; issued 29,735,928 shares in 2010 and 29,575,562 shares in 2009	2,974	2,958
Additional paid-in capital	43,403	41,529
Accumulated other comprehensive loss	(448)	(1,743)
Retained earnings	123,661	113,496
	169,590	156,240
Less treasury stock, at cost, 2,260,996 shares in both 2010 and 2009	(3,153)	(3,153)
Total stockholders' equity	166,437	153,087
	$281,799	$255,268

See summary of significant accounting policies and notes to consolidated financial statements.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2010, 2009 and 2008
(Dollars in thousands, except per share data)

	2010	2009	2008
Net sales	$229,620	$209,329	$237,538
Cost of sales	140,538	148,903	136,407
Gross profit	89,082	60,426	101,131
Operating expenses	69,891	66,755	64,987
Operating income (loss)	19,191	(6,329)	36,144
Interest expense	3,171	3,253	4,300
Interest income	—	—	(75)
Interest capitalized	(154)	(44)	(254)
Income (loss) before provision for income taxes	16,174	(9,538)	32,173
Income taxes expense (benefit)	5,190	(3,749)	12,154
Net income (loss)	$ 10,984	$ (5,789)	$ 20,019
Earnings (loss) per common share—basic	$ 0.40	$ (0.21)	$ 0.75
Earnings (loss) per common share—assuming dilution	$ 0.40	$ (0.21)	$ 0.73
Weighted average shares outstanding—basic	27,385	27,120	26,638
Weighted average shares outstanding—assuming dilution	27,652	27,120	27,469

See summary of significant accounting policies and notes to consolidated financial statements.

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years ended December 31, 2010, 2009 and 2008

(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(loss)	Comprehensive Income	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
Balance, December 31, 2007	28,650,829	$2,865	$36,551	$103,004	$ 64	$ —	2,226,796	$(2,745)	$139,739
Stocks issued under ESPP	42,215	4	559	—	—	—	—	—	563
Cash dividends on common stock ($0.08 per share)	—	—	—	(2,127)	—	—	—	—	(2,127)
Foreign currency translation adjustment, net	—	—	—	—	(1,137)	(1,137)	—	—	(1,137)
Unrealized loss on currency forward cover contracts	—	—	—	—	(539)	(539)	—	—	(539)
Changes in fair value of interest swap	—	—	—	—	(1,981)	(1,981)	—	—	(1,981)
Stock based compensation	—	—	822	—	—	—	—	—	822
Treasury stock acquired							34,200	(408)	(408)
Stock options exercised and grants of restricted stock units	516,819	51	941	—	—	—	—	—	992
Net income	—	—	—	20,019	—	20,019	—	—	20,019
Total comprehensive income	—	—	—	—	—	$16,362	—	—	—
Balance, December 31, 2008	29,209,863	2,920	38,873	120,896	(3,593)	—	2,260,996	(3,153)	155,943
Stocks issued under ESPP	48,492	5	496	—	—	—	—	—	501
Cash dividends on common stock ($0.06 per share)	—	—	—	(1,611)	—	—	—	—	(1,611)
Foreign currency translation adjustment, net	—	—	—	—	441	441	—	—	441
Unrealized loss on currency forward cover contracts	—	—	—	—	539	539	—	—	539
Stock based compensation	—	—	1,223	—	—	—	—	—	1,223
Changes in fair value of interest swap	—	—	—	—	870	870	—	—	870
Stock options exercised and grants of restricted stock units	317,207	33	937	—	—	—	—	—	970
Net loss	—	—	—	(5,789)	—	(5,789)	—	—	(5,789)
Total comprehensive loss	—	—	—	—	—	$ (3,939)	—	—	—
Balance, December 31, 2009	29,575,562	2,958	41,529	113,496	(1,743)	—	2,260,996	(3,153)	153,087
Stocks issued under ESPP	60,047	6	480	—	—	—	—	—	486
Cash dividends on common stock ($0.03 per share)	—	—	—	(819)	—	—	—	—	(819)
Foreign currency translation adjustment, net	—	—	—	—	201	201	—	—	201
Stock based compensation	—	—	1,122	—	—	—	—	—	1,122
Changes in fair value of interest swap	—	—	—	—	1,094	1,094	—	—	1,094
Stock options exercised and grants of restricted stock units	100,319	10	272	—	—	—	—	—	282
Net Income	—	—	—	10,984	—	10,984	—	—	10,984
Total comprehensive loss	—	—	—	—	—	$12,279	—	—	—
Balance, December 31, 2010	29,735,928	$2,974	$43,403	$123,661	$ (448)	—	2,260,996	$(3,153)	$166,437

See summary of significant accounting policies and notes to consolidated financial statements

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2010, 2009 and 2008
(Dollars in thousands, except per share data)

	2010	2009	2008
Increase (decrease) in cash			
Cash flows from operating activities:			
Net income (loss)	$ 10,984	$ (5,789)	$ 20,019
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,917	9,050	7,271
Amortization of intangibles	4,464	4,437	4,342
Loss from foreign currency contracts	—	—	174
Stock-based compensation expense related to stock options, employee stock purchases and directors' fees	1,122	1,223	822
(Increase) decrease in deferred income taxes	5,342	(778)	3,700
Changes in assets and liabilities associated with operations:			
Decrease in net receivables	6,967	10,905	4,602
(Increase) decrease in inventories	(1,542)	18,114	(27,171)
Increase in income tax receivable	(2,583)	(4,132)	—
Increase in prepaid expenses and other assets	(2,235)	(2,898)	(4,913)
Increase (decrease) in accounts payable	3,095	(2,828)	(1,871)
Increase in deferred revenue	5,568	—	—
(Decrease) Increase in other payables and accrued expenses	(7,909)	4,647	(6,091)
Net cash provided by operating activities	33,190	31,951	884
Cash flows from investing activities:			
Capital expenditures	(8,004)	(4,322)	(14,444)
Acquisitions of intangible assets	(32,677)	—	(10,439)
Net cash used in investing activities	(40,681)	(4,322)	(24,883)
Cash flows from financing activities:			
Net borrowings (repayments) under line of credit agreement	4,700	(21,900)	24,500
Payments on long-term debt	(8,107)	(4,106)	(4,106)
Increase (decrease) in other notes payable	11,586	(2,438)	3,750
Proceeds from the issuance of common stock	768	1,470	1,555
Acquisition of treasury stock	—	—	(408)
Payment of cash dividends	(819)	(1,611)	(2,127)
Net cash provided (used in) by financing activities	8,128	(28,585)	23,164
Net increase (decrease) in cash	637	(956)	(835)
Cash at beginning of year	383	1,229	3,201
Effect of exchange rate changes on cash	138	110	(1,137)
Cash at end of year	$ 1,158	$ 383	$ 1,229
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 3,661	$ 3,279	$ 4,135
Income taxes	$ 2,452	$ 3,361	$ 6,785

See summary of significant accounting policies and notes to the consolidated financial statements

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

Supplemental schedule of non-cash investing and financing activities:

During 2010, the Company completed the acquisition of product lines and recorded intangible assets in the amount of $32,677 of which $20,655 was paid during the period. Furthermore, the Company made payments in the amount of $400 associated with product line acquisitions completed in 2008.

During 2009, the Company made payments in the amount of $2,400 associated with product line acquisitions completed in 2007 and 2008. Furthermore, the Company made a payment in the amount of $150 associated with a fixed asset purchase made in 2008.

During 2008, the Company completed the acquisitions of product lines and recorded intangible assets in the amount of $10,439 of which $8,839 was paid in cash during the period. Also during 2008, the Company completed an asset purchase and recorded assets in the amount of $350 of which $200 was paid in cash during the year. At December 31, 2009, $1,200 remains outstanding related to these transactions.

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended December 31, 2010, 2009 and 2008
(Dollars in thousands, except per share data)

Description of Business, Basis of Consolidation and Significant Accounting Policies

The Company is primarily a specialty chemical manufacturer that develops and markets safe and effective products for agricultural and commercial uses. The Company manufactures and formulates chemicals for crops, human and animal protection. The consolidated financial statements include the accounts of American Vanguard Corporation ("Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company operates within a single operating segment.

Based on similar economic and operational characteristics, the Company's business is aggregated into one reportable segment. Selective enterprise information is as follows:

	2010	2009	2008
Net sales:			
Crop	204,424	180,837	194,886
Non-Crop	25,196	28,492	42,652
	$229,620	$209,329	$237,538
Gross profit:			
Crop	$ 79,163	$ 53,371	$ 87,815
Non-crop	9,919	7,055	13,316
	$ 89,082	$ 60,426	$101,131

The Company's subsidiary, GemChem, Inc., procures certain raw materials used in the Company's manufacturing operations and is also a distributor of various pharmaceutical and nutritional supplement products.

Due to elements inherent to the Company's business, such as differing and unpredictable weather patterns, crop growing cycles, changes in product mix of sales and ordering patterns that may vary in timing, measuring the Company's performance on a quarterly basis (gross profit margins on a quarterly basis may vary significantly) even when such comparisons are favorable, is not as good an indicator as full-year comparisons.

Cost of Goods Sold—In addition to normal centers (i.e., direct labor, raw materials) of cost of goods sold, the Company includes such cost centers as Health and Safety, Environmental, Maintenance and Quality Control in cost of goods sold.

Other Than Cost of Goods Sold—Operating Expenses—Operating expenses include such cost centers as Selling, General and Administrative, Research and Product Development, Regulatory/Registration, Freight, Delivery and Warehousing.

Freight, Delivery and Warehousing Expense—Freight, delivery and warehousing costs incurred by the Company are reported as operating expenses. All amounts billed to a customer in a sales transaction related to freight, delivery and warehousing are recorded as a reduction in operating expenses. Freight, delivery and warehousing costs were $16,961 in 2010, $15,422 in 2009 and $19,566 in 2008.

Advertising Expense—The Company expenses advertising costs in the period incurred. Advertising expenses, which include promotional costs, are recognized in operating costs (specifically in selling expenses) in the consolidated statements of operations and were $2,418 in 2010, $2,632 in 2009 and $3,267 in 2008.

(Dollars in thousands, except per share data)

Inventories—The Company values its inventories at lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead. The Company writes down and makes adjustments to its inventory carry values as a result of the effects of unutilized capacity, net realizable value assessments of slow moving and obsolete inventory and other annual adjustments to ensure that our standard costs continue to closely reflect manufacturing cost.

The components of inventories consist of the following:

	2010	2009
Finished products	$67,316	$66,116
Raw materials	6,738	6,396
	$74,054	$72,512

Revenue Recognition and Allowance for Doubtful Accounts—Revenue from sales is recognized at the time title and the risks of ownership pass. This is when the customer has made the fixed commitment to purchase the goods, the products are shipped per the customer's instructions, the sales price is fixed and determinable, and collection is reasonably assured. The Company has in place procedures to ensure that revenue is recognized when earned. The procedures are subject to management's review and from time to time certain sales are excluded until it is clear that the title has passed and there is no further recourse to the Company. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed using standard quantitative measures based on historical losses, adjusted for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss.

Accrued Program Costs—In accordance with ASC 605 [Emerging Issues Task Force Issue No. 01-9, *Accounting for Consideration given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9")]*, the Company classifies certain payments to its customers as a reduction of sales revenues and other payments as operating expenses. The Company describes these costs overall as "Programs". Programs are a critical part of doing business in the agricultural chemicals business place. For accounting purposes, programs fall into two categories. The first type of program is treated as a reduction in gross sales and includes market pricing adjustments, volume take up or other key performance indicator driven payments made to distributors or retailers at the end of a growing season. The second type of program is treated as operating expenses and is effectively re-imbursement of costs such as advertising, training, and other product stewardship type costs that we would otherwise spend ourselves (and report as operating expenses.). Each quarter management compares each sale transaction with published programs to determine what program liability has been incurred. Once this initial calculation is made for the specific quarter, sales and marketing management along with executive and financial management review the accumulated program balance and make assessments of whether or not customers are tracking in a manner that indicates that they will meet the requirements set out in the terms and conditions attached to each program. This includes, for example, annual volume take up, product line advertising and stewardship activities. If management believes that customers are falling short of their annual goals then periodic adjustments will be made to the accumulated accrual to properly reflect the Company's best estimate of the liability at the balance sheet date. Programs are paid out predominantly on an annual basis, usually in the first quarter of the financial year, though significant payments can also occur in the final quarter of a financial year.

Long-lived Assets—The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of

(Dollars in thousands, except per share data)

the impairment loss is based on the fair value of the asset. Management considers the carrying value of long-lived assets to be reasonable. Generally, the fair value will be determined using valuation techniques such as the present value of expected future cash flows.

Property, Plant and Equipment and Depreciation—Property, plant and equipment includes the cost of land, buildings, machinery and equipment, office furniture and fixtures, automobiles, construction projects and significant improvements to existing plant and equipment. Interest costs related to significant construction projects are capitalized at the Company's weighted average cost of capital. Expenditures for maintenance and minor repairs are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. All plant and equipment is depreciated using the straight-line method, utilizing the estimated useful property lives. Building lives range from 10 to 30 years; machinery and equipment lives range from 3 to 15 years; office furniture and fixture lives range from 3 to 10 years; automobile lives range from 3 to 6 years; construction projects and significant improvements to existing plant and equipment lives range from 3 to 15 years when placed in service. The agricultural chemicals business involves complex manufacturing processes that drive high capital cost plant.

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, have been translated at period end exchange rates and profit and loss accounts have been translated using weighted average yearly exchange rates. Adjustments resulting from translation have been recorded in the equity section of the balance sheet as cumulative translation adjustments in other comprehensive income (loss). The effect of foreign currency exchange gains and losses on transactions that are denominated in currencies other than the entity's functional currency are remeasured to the functional currency using the end of the period exchange rates. The effects of remeasurement related to foreign currency transactions are included in current profit and loss accounts.

Derivative financial instruments and hedge activities—In accordance with FASB ASC 815 [SFAS 133], *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivative instruments as either other assets or other liabilities at fair or market value on the balance sheet. In accordance with the hierarchy contained in FASB ASC 820 [SFAS 157], *Fair Value Measurements*, the Company calculated fair value using observable inputs other than Level 1 quoted prices (Level 2). At December 31, 2010, and 2009, the Company had no hedges in place related to foreign currency exposure. The Company did enter into one foreign currency hedge during 2010 and was settled in 2010. During 2009, there were no such hedges utilized. At December 31, 2010, the Company had in place one interest rate swap contract that is accounted for under FASB ASC 815. At December 31, 2009, the Company had in place two such swap contracts. The Company qualifies for the short cut method for these swaps and performs quarterly re-evaluations to determine continued qualification for this method. Any gains or losses on derivative instruments that are deemed effective are taken as an adjustment to other comprehensive income (loss). If any contracts are deemed ineffective, then gains and losses in those contracts are taken as an adjustment to operating income. As at December 31, 2010 and 2009, the Company's derivative instruments have been tested and no charge has been taken to income in both years.

Goodwill and Other Intangible Assets—The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. The Company adopted the provisions of FASB ASC 350 [SFAS No. 142], "Goodwill and Other Intangible Assets". Under the provisions of FASB ASC 350, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the Company is based upon a number of factors including the effects of demand, competition, and expected changes in the marketability of the Company's products. The Company re-evaluates whether these intangible assets are impaired on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization, consisting of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value of the asset. Fair value is typically estimated using a discounted cash flow analysis, which requires the Company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as selecting a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company, in such areas as; future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets. The Company has performed an impairment review for the year ending December 2010 and there were no impairment losses recorded.

Fair Value of Financial Instruments—The carrying values of cash, receivables and accounts payable approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt and note payable to bank is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Such fair value approximates the respective carrying values of the Company's long-term debt and note payable to bank.

Income Taxes— The Company utilizes the liability method of accounting for income taxes as set forth in ASC 740. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances, the Company considers projected future taxable income and the availability of tax planning strategies. If in the future the Company determines that it would not be able to realize its recorded deferred tax assets, an increase in the valuation allowance would be recorded, decreasing earnings in the period in which such determination is made.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the Company's evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Per Share Information—FASB ASC 260 [SFAS No. 128], *Earnings Per Share* ("EPS") requires dual presentation of basic EPS and diluted EPS on the face of all income statements. Basic EPS is computed as net income divided by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects potential dilution that could occur if securities or other contracts, which, for the Company, consists of options to purchase shares of the Company's common stock are exercised.

(Dollars in thousands, except per share data)

The components of basic and diluted earnings per share were as follows:

	2010	2009	2008
Numerator:			
Net (loss) income	$10,984	$ (5,789)	$20,019
Denominator:			
Weighted average shares outstanding—basic	27,385	27,120	26,638
Assumed exercise of stock options—fully dilutive	267	—	831
	27,652	27,120	27,469

The assumed exercise of 1,145 stock options has been excluded from fully diluted earnings per share for the year ended December 31, 2009 because to do so would be anti-dilutive.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses at the date that the financial statements are prepared. Actual results could differ from those estimates.

Reclassifications—Certain prior years amounts have been reclassified to conform to the current year's presentation.

Stock-Based Compensation—The Company accounts for stock-based awards to employees and directors using FASB ASC 718 [SFAS No. 123 (revised 2004)], "Share-Based Payment". When applying the provisions of FASB ASC 718, the Company also applies the provisions of Staff Accounting Bulletin ("SAB") No. 107 and SAB No. 110.

FASB ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Operations.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Consolidated Statement of Operations included compensation expense for the share-based payment awards granted subsequent to December 31, 2005. In conjunction with the adoption of FASB ASC 718 in 2006, the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Stock-based compensation expense recognized in the Consolidated Statement of Operations for periods subsequent to December 31, 2005 has been reduced for forfeiture as required by FASB ASC 718. Estimated forfeitures recognized in the Company's Consolidated Statement of Operations reduced compensation expense at December 31, 2010 by $148. The Company estimates that 4.5 percent of all restricted stock grants that are currently vesting will be forfeited. Estimated forfeitures for option awards are immaterial.

As of December 31, 2010, the Company had approximately $2,706 of unamortized stock-based compensation expenses related to unvested options, which will be recognized over the weighted-average period of 2.9 years. As of December 31, 2010, the Company had approximately $703 of unamortized stock-based

(Dollars in thousands, except per share data)

compensation expenses related to unvested restricted stock, which will be recognized over the weighted-average period of 1.1 years. This projected expense will change if any stock options and restricted stock are granted or cancelled prior to the respective reporting periods or if there are any changes required to be made for estimated forfeitures.

The Company uses the Black-Scholes option-pricing model ("Black-Scholes model") to value option grants using the following weighted average assumptions:

	2010	2008
Risk free interest rate	2.70%	2.45%
Dividend yield	0.30%	0.50%
Volatility factor	54.00%	50.00%
Weighted average life (years)	6.7 years	5 years

The weighted average grant-date fair values of options granted during 2010 and 2008 were $3.78 and $7.11, respectively. There were no option shares granted during 2009.

The expected volatility and expected life assumptions are highly complex and uses subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company estimates expected term using the "safe harbor" provisions of SAB 107 and SAB 110. The Company used historical volatility as a proxy for estimating expected volatility.

The Company values restricted stock grants using the Company's traded stock price on the date of grant.

Recently Issued Accounting Guidance

In December 2010, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-29, Business Combinations (Topic 805), "*Disclosure of Supplementary Pro Forma Information for Business Combination*". The objective of this update is to address the different interpretation of the pro forma disclosure requirements of revenue and earnings for a business combination. The update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This update is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company will adopt this standard to account for business combination when applicable.

In December 2010, FASB issued ASU 2010-28, Intangibles – Goodwill and Other (Topic 350), "*When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts*". This update modifies Step 1 of the two step process of the goodwill impairment test for reporting with zero or negative goodwill where step 2 of this two step process will have to be performed if it is more than likely than not that a goodwill impairment exists. This update is effective for fiscal year and interim periods beginning after December 15, 2010. The Company will adopt this standard for goodwill when applicable.

In August 2010, Financial Accounting Standards Board (FASB) issued Update No. 21, Accounting for Technical Amendments to Various SEC Rules and Schedules. This update amends various SEC paragraphs

(Dollars in thousands, except per share data)

pursuant to the issuance of Release No. 33-9026: Technical Amendments to Rules, Forms, Schedules, and Codification of Financial Reporting Policies. Under SEC Regulation S-X Rule 3-04, Changes to Other Stockholders' Equity, companies are required to present an analysis of the changes to stockholders' equity in the notes or in a separate statement. This amendment now requires changes in noncontrolling interests be included in the analysis of changes to stockholders' equity. Currently, the Company does not have any noncontrolling interests but will adopt this amendment when applicable.

(1) Property, Plant and Equipment

Property, plant and equipment at December 31, 2010 and 2009 consists of the following:

	2010	2009	Estimated useful lives
Land	$ 2,458	$ 2,458	
Buildings and improvements	8,131	7,368	10 to 30 years
Machinery and equipment	77,140	75,170	3 to 15 years
Office furniture, fixtures and equipment	6,710	5,848	3 to 10 years
Automotive equipment	284	245	3 to 6 years
Construction in progress	5,474	1,104	
	100,197	92,193	
Less accumulated depreciation	(59,656)	(52,997)	
	$ 40,541	$ 39,196	

(2) Long-Term Debt

Long-term debt of the Company at December 31, 2010 and 2009 is summarized as follows:

	2010	2009
Note payable, secured by certain real property, (interest 5.75% as of December 31, 2010)(a)	$ 1,941	$ 2,048
Term loan, secured by personal property, payable in quarterly principal installments of $2,000 plus interest (2.782% as of December 31, 2010) through December 31, 2009 and $2,000 plus interest thereafter with remaining unpaid principal due December 15, 2013, at which time the remaining unpaid principal is due(a)	40,000	48,000
Notes payable on product acquisitions and asset purchases(b)	12,898	1,312
Revolving line of credit (interest rate of 5.75% at December 31, 2010)(a)	7,300	2,600
	62,139	53,960
Less current installments	8,427	8,528
	$53,712	$45,432

(Dollars in thousands, except per share data)

Approximate principal payments on long-term debt mature as follows:

2011	$ 8,427
2012	8,423
2013	10,022
2014	10,008
2015	10,000
Thereafter	15,259
	$62,139

(a) On January 10, 2011, AMVAC Chemical Corporation ("AMVAC"), one of our subsidiaries, as borrower, and affiliates (including registrant), as guarantors, entered into an Amended and Restated Credit Agreement (the "New Credit Agreement") with a group of commercial lender led by Bank of the West (AMVAC's primary bank) as agent, swing line lender and L/C issuer. The New Credit Agreement supersedes the First Amendment to Credit Agreement ("First Amendment") dated as of March 5, 2010 and more fully described in the Company's Form 8-K filed on March 8, 2010. The New Credit Agreement is a $137,000 senior secured lending facility consisting of a revolving line of credit of $75,000 and term loan commitments of $62,000. Also included in the facility is an additional accordion feature for up to $50,000. In connection with retiring the entire outstanding balance of the term loans and revolving credit facility (plus accrued interest) of the First Amendment upon termination thereof, on January 10, 2011, AMVAC borrowed approximately $62,000 under the New Credit Facility consisting of approximately $62,000 in term loans. These loans bear interest at a variable rate of interest based on LIBOR and the Eurodollar Reserve of the Federal Reserve ("Eurodollar Rate Loan"), or, at Amvac's option, a variable rate of interest based upon the prime rate, the Federal Funds rate, and LIBOR ("Alternative Base Rate Loan"). The principal payments of the term loans are payable (a) in equal quarterly installments on or before the last business day of each March, June, September and December (i) through 2012 in the amount of $2,000, and (ii) thereafter through December 2015 in the amount of $2,500, and (b) the remainder, if any, not later than January 10, 2016. Interest accruing on the Eurodollar Rate Loans is payable on the last day of the interest period, which may be one, three or six months, as per borrower's election. Interest accruing on the Alternate Base Rate Loans is payable monthly, in arrears, on the last day of the month and on the maturity date of any such loan in the amount of interest then accrued but unpaid. Both the senior secured revolving line of credit and the term loans mature on January 10, 2016.

The note payable, secured by certain real property reported above, was consolidated with the term debt into one term loan as part of the new credit facility agreement. The remaining unpaid principal was paid in January 2011.

(b) Notes payable on product acquisitions and asset purchases, with two remaining payments of $400 each due in May of 2011 and 2012; two equal payments of $6,011 due on January 1, 2012 and 2013; term payments on an asset purchase in the total amount of $76.

The Company has four key covenants under the New Credit Agreement (with which AMVAC is in compliance). The covenants are as follows: The Company must (1) maintain its borrowings below a certain consolidated funded debt ratio, (2) limit its annual spending on the acquisition of fixed asset capital additions, (3) maintain a certain consolidated fixed charge coverage ratio, and (4) maintain a certain modified current ratio.

At December 31, 2010 total indebtedness is $62,139 as compared to $53,960 at December 31, 2009. At December 31, 2010, based on its performance against the most restrictive covenants listed above, the Company has the capacity to increase its borrowings by up to $38,132 under the credit facility agreement.

Substantially all of the Company's assets are pledged as collateral with its banks.

The Company's main bank is Bank of the West, a wholly-owned subsidiary of the French bank, BNP Paribas. Bank of the West has been the Company's bank for more than 30 years. Bank of the West is the syndication manager for the Company's loans and acts as the counterparty on the Company's derivative transactions. The Company reviews the creditworthiness of its banks on a quarterly basis via both credit agencies and face-to-face meetings with senior management of the banks. Management believes that the Company has an excellent working relationship with Bank of the West and the other financial institutions in the Company's lender group.

The Company has various loans in place that together constitute the short-term and long-term loan balances shown in the balance sheet at December 31, 2010 and December 31, 2009. These are summarized in the following table:

Indebtedness	December 31, 2010			December 31, 2009		
$000's	Long-term	Short-term	Total	Long-term	Short-term	Total
Term loan	$32,000	$8,000	$40,000	$40,000	$8,000	$48,000
Real estate	1,937	4	1,941	1,942	106	2,048
Working capital revolver	7,300	—	7,300	2,600	—	2,600
Notes payable on product acquisitions and asset purchases	12,475	423	12,898	890	422	1,312
Total indebtedness	$53,712	$8,427	$62,139	$45,432	$8,528	$53,960

The average amount outstanding of the senior secured revolving line of credit during the years ended December 31, 2010 and 2009 was $14,388 and $39,104. The weighted average interest rate on the revolving credit line during the years ended December 31, 2010 and 2009 was 3.8% and 2.1% respectively.

(3) Income Taxes

The components of income tax expense (benefit) are:

	2010	2009	2008
Current:			
Federal	$ (615)	$(2,091)	$ 5,638
State	61	(981)	1,971
Foreign	402	293	845
Deferred:			
Federal	4,389	(72)	3,411
State	953	(898)	289
	$5,190	$(3,749)	$12,154

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share data)

Total income tax expense (benefit) differed from the amounts computed by applying the U.S. Federal income tax rate of 35.0% to income before income tax expense as a result of the following:

	2010	2009	2008
Computed tax expense (benefit) at statutory federal rates	$5,660	$(3,339)	$11,261
Increase (decrease) in taxes resulting from:			
State taxes, net of federal income tax benefit	742	(431)	1,544
Domestic production deduction	(345)	—	(412)
Income tax credits	(315)	(616)	(239)
Other expenses	(552)	637	—
	$5,190	$(3,749)	$12,154

The components of income (loss) before provision (benefit) for income taxes are as follows:

	2010	2009	2008
Domestic	$14,811	$(10,841)	$29,170
Foreign	1,363	1,303	3,003
	$16,174	$ (9,538)	$32,173

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2010 and 2009 relate to the following:

	2010	2009
Current:		
Inventories	$ 2,395	$ 7,128
State income taxes	(387)	(515)
Vacation pay accrual	253	215
Accrued bonuses	730	(126)
Bad Debt	79	150
Tax Credit	—	209
Prepaid expenses	(1,179)	(1,163)
Other	900	40
Net deferred tax asset	2,791	5,938
Non-Current:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	(13,518)	(11,202)
NOL Carry Forward	266	143
Net deferred tax liability	(13,252)	(11,059)
Total net deferred tax liability	$(10,461)	$ (5,121)

(Dollars in thousands, except per share data)

The following is a rollforward of the Company's total gross unrecognized tax liabilities, not including interest and penalties, for the fiscal year ended December 31, 2010:

	Gross Unrecognized Tax Liabilities
Balance at December 31, 2009	$ 181
Additions for tax positions related to the current year	63
Additions for tax positions related to the prior year	9
Deletions for tax positions related to the prior year	(129)
Balance at December 31, 2010	$ 124

The Company recognizes accrued interest and penalties related to contingent tax liabilities in provision for income taxes in the Company's consolidated financial statements. As of December 31, 2010, the Company had approximately $100 in interest and penalties related to recognized tax benefits accrued. It is not expected that the amounts of unrecognized tax benefits will change in the next 12 months.

The Company has state net operating tax loss carry forwards of approximately $4,070 which expires on 2031. The net operating loss carry forward is related to a state in which the utilization of the net operating loss carryover is temporarily suspended under tax law.

In June 2010, the Internal Revenue Service concluded its examination of the Company's tax returns for the 2006, 2007, and 2008 tax years. The examination was concluded with no adjustments. The Company upheld its uncertain tax positions related to the Federal tax returns and as a result, the amount of gross unrealized tax was reduced by $113. The removal of accrued uncertain tax positions and interest and penalties previously recorded resulted in a $120 increase in net income for the year ended December 31, 2010.

The Company is subject to U.S. federal income tax as well as to income tax in multiple state jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2007 through 2009 tax years. State income tax returns are subject to examination for the 2006 through 2009 tax years.

(4) Litigation and Environmental

PCNB Matters.

On or about April 6, 2010, the Pest Management Regulatory Agency ("PMRA") notified the Company of its intention to cancel the Canadian registration for the compound, pentachloronitrobenzene ("PCNB") in that country, citing as a reason the Company's failure to provide certain manufacturing data to the agency in a timely fashion. The Company subsequently provided the agency with the required data, and PMRA extended its notice to permit continued registration through at least the end of the calendar year. Further, in June 2010, PMRA issued a re-evaluation of PCNB and concluded that turf uses should be cancelled as of the end of calendar year 2010. In August 2010, the Company filed a notice of objection to the re-evaluation and sought a hearing on the matter at which to present technical data in support of that use. PMRA failed to respond to the notice of objection and has not set a hearing. As of December 31, 2010, then, the turf use for PCNB was discontinued in Canada. The Company has challenged this action on the ground that, among other things, PMRA abused its discretion in failing to set a hearing on the Company's objection. In late February 2011, PMRA responded to the Company's

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request for relief against cancellation and indicated that it was unwilling to reverse the cancellation informally. Accordingly, the Company intends to take formal action to have the registration reinstated. There is approximately $1,300 worth of PCNB inventory in the Canadian distribution channel for which the Company has not been paid. In light of PMRA's current position, it is possible that some or all of that material may be returned. It is uncertain whether such goods will be returned. Further, it is unclear to what extent the goods can be repackaged and resold. These questions may be dependent in part upon the outcome of the Company's negotiations with USEPA as per the following section. The Company believes that a loss is probable within the range of $500 to $1,000 and has set up a loss contingency of $500. We will revisit this reserve as negotiations with PMRA and USEPA develop further.

In August 2010, the USEPA issued a Stop Sale, Use and Removal Order ("SSURO") relating to the Company's USEPA-registered PCNB product line. The Company sells PCNB primarily for use on turf with the bulk of sales occurring in September and October. In issuing the SSURO, the USEPA alleged that the Company's product did not comply with the confidential statement of formula ("CSF") due to the presence of trace impurities that are not listed on the CSF. The SSURO was issued by the agency without either i) a specific finding of risk, ii) providing the Company an opportunity to present a technical case, or iii) any forewarning. Despite its efforts, the Company was unable to obtain informal resolution of the matter with the agency and, in an effort to protect its business, filed an action against USEPA with the United States District Court for the District of Columbia in late August in which it sought emergency and permanent injunctive relief.

On September 2, 2010, that court denied the Company's motion for emergency relief, finding in effect that while it was concerned about unfairness in USEPA's actions, the agency was empowered to take those actions. Following the court's denial, the Company filed an amended CSF with the agency and is currently in discussion with USEPA on technical matters relating to the CSF. Just prior to the statutory deadline ("PRIA deadline"), USEPA stated that it needed more time to complete its risk assessment, and the Company granted a 30 day extension (until March 10, 2011) and the parties held a meeting between their technical teams on March 3, 2011. At that meeting, the agency presented preliminary results of its health effects and impact of the impurity in certain PCNB products in light of the amended CSF. It should be noted that the agency's technical team is still working on the environmental fate effects analysis. While it is too early to predict the agency's final position on the amended CSF, the Company is encouraged by the agency's preliminary health effects analysis as it relates to certain major uses. At present, the parties are discussing a further extension of the PRIA deadline to facilitate further analysis and discussion between the technical teams. The Company continues to pursue a preliminary injunction through the litigation pending against USEPA; no hearing has yet been set, but the court has been briefed by both sides. At December 31, 2010, the Company held inventories in the amount of $17,415 and associated intangible assets of $5,241 relating to this product line. It is too early in the process to predict with any certainty how long the review at USEPA may take, or what the agency's final conclusions will likely be with respect to either the CSF or the SSURO. Accordingly, the Company cannot conclude that a loss is probable and has not set up a loss contingency. However, if the registration were to be cancelled, and the Company were required to write off its inventory and intangible assets, such losses would be in the range of $22,656, not including inventory disposal and equipment cleanup and decommissioning costs. It is possible that an inventory writeoff would be less than the then current value of inventory, as the Company may be able to sell some or all of these goods outside of the United States over time.

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A. DBCP Cases

Over the course of the past 30 years, AMVAC and/or the Company have been named or otherwise implicated in a number of lawsuits concerning injuries allegedly arising from either contamination of water supplies or personal exposure to 1,2-dibromo-3-chloropropane ("DBCP"). DBCP was manufactured by several chemical companies, including Dow Chemical Company, Shell Oil Company and AMVAC and was approved by the U.S. EPA to control nematodes. DBCP was also applied on banana farms in Latin America. The U.S. EPA suspended registrations of DBCP in October 1979, except for use on pineapples in Hawaii. The EPA suspension was partially based on 1977 studies by other manufacturers that indicated a link between male sterility and exposure to DBCP among their factory production workers producing the product.

At present, there are approximately 100 lawsuits, foreign and domestic, filed by former banana workers in which AMVAC has been named as a party. Fifteen of these suits have been filed in the United States (with prayers for unspecified damages) and the remainder have been filed in Nicaragua. Three of these domestic suits were brought by citizens of Nicaragua while the other domestic suits have been brought by citizens of other countries. These claims are all in various stages and allege injury from exposure to DBCP, including claims for sterility. Only two of the suits (*Suazo* and *Castillo*, indicated below) filed in Nicaragua have been served on AMVAC.

Over the course of 2009, two actions that had been filed in the Los Angeles County Superior Court (named *Mejia* and *Rivera*) involving claims for personal injury to Nicaraguan banana plantation workers allegedly arising from exposure to DBCP, were dismissed with prejudice by the court on its own motion with a finding of "fraud on the court" and "blatant extortion of the defendants." We believe that the court's findings in these cases has diminished the viability of the pending Nicaraguan cases generally. Further, we believe that *Mejia* and *Rivera* have had an effect upon other cases involving exposure to foreign residents, most notably the several cases alleging injury to 668 residents of the Ivory Coast (pineapple plantation workers) which were dismissed in 2009 by the Los Angeles Superior Court without prejudice, as plaintiffs' counsel withdrew from the case and none other came forward to prosecute the action. As described more fully below, of the cases that are still pending domestically in 2010, *Patrickson* has been dismissed and is on appeal; the Mississippi and Louisiana cases have lain dormant for many years, and *Adams* and *Mendez*, while early in litigation, appear to involve claims that largely do not concern AMVAC.

A. *Hawaii Matters*

Patrickson, et. al. v. Dole Food Co., et. al

In October 1997, AMVAC was served with a Complaint(s) in which it was named as a defendant, filed in the Circuit Court, First Circuit, State of Hawaii and in the Circuit Court of the Second Circuit, State of Hawaii (two identical suits) entitled *Patrickson, et. al. v. Dole Food Co., et. al* ("Patrickson Case") alleging damages sustained from injuries caused by plaintiffs' exposure to DBCP while applying the product in their native countries. Other named defendants include: Dole Food Co., Shell Oil Company, and Dow Chemical Company. The ten named plaintiffs are citizens of four countries—Guatemala, Costa Rica, Panama, and Ecuador. Punitive damages are sought against each defendant. The plaintiffs were banana workers and allege that they were exposed to DBCP in applying the product in their native countries. The case was also filed as a class action on behalf of other workers so exposed in these four countries. The plaintiffs allege sterility and other injuries.

After several years of law and motion activity, Dow filed a motion for summary adjudication as to the remaining plaintiffs based on the statute of limitations, as they had filed suit in Florida in 1995. All defendants

(Dollars in thousands, except per share data)

joined in this motion. The court granted this motion on June 9, 2009. Plaintiffs' counsel unsuccessfully argued that their claims were tolled by prior class action cases. On November 30, 2009, the court denied a motion for reconsideration. Judgment in favor of the defendants was entered on July 28, 2010. On August 24, 2010, the plaintiffs filed a notice of appeal. This appeal is presently pending. The Company believes that the appeal filed by plaintiffs has no merit and intends to oppose the appeal. The Company does not believe that a loss is either probable or reasonably estimable and, accordingly, has not set up a loss contingency with respect thereto.

Adams v. Dole Food Co. et al

On approximately November 23, 2007, AMVAC was served with a suit filed by two former Hawaiian pineapple workers and their spouses, alleging testicular cancer due to DBCP exposure: *Adams v. Dole Food Co. et al* in the First Circuit for the State of Hawaii. The complaint was filed on June 29, 2007 and names Dole Food Co,, Standard Fruit and Steamship Company, Dole Fresh Food, Pineapple Growers Association, AMVAC, Shell Oil Co., Dow Chemical Co. and Occidental Corporation. Plaintiff Mark Adams alleges he was exposed to DBCP in 1974 and 1975 while working on Dole's plantation on Oahu. Plaintiff Nelson Ng alleges he was exposed between 1971 and 1973 while working in Lanai City, Lanai. AMVAC answered the complaint on or about December 14, 2007. While little discovery has taken place, AMVAC denies that any of its product could have been used at the times and locations alleged by these plaintiffs. Dole Food Co. was dismissed on the basis of the exclusive remedy of worker's compensation benefits as it was the employer of plaintiffs. However, plaintiffs have been granted relief to seek an interim appeal as to the dismissal of Dole. A stay has been placed on discovery other than to obtain written records. This appeal as to Dole is pending. The Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

Mendez et al. v. The Dow Chemical Company et al.

On June 4, 2010, nine complaints were filed in the Circuit Court of the First Circuit for the State of Hawaii, a representative one of which is captioned *Mendez et al. v. Dow Chemical Company et al.* These complaints were filed by the same attorneys representing the Patrickson and Adams plaintiffs. A total of 60 individual workers (50 of whom are from Panama, six from Ecuador and four from Costa Rica) seek damages for physical injuries allegedly arising from exposure to DBCP in the 1970's. Other defendants named in the lawsuits include Shell Oil Company, Occidental Petroleum Corporation, Dole Food Company, and Amvac Chemical Corporation.

AMVAC was served with the complaints on November 30, 2010 and answered on January 19, 2011. There has been no discovery to date. AMVAC intends to defend these matters vigorously citing, among other things, the fact that, to its best knowledge, it has never sold DBCP to certain of the countries identified in the complaints. Thus, it is unknown as to how many of the plaintiffs claim exposure to AMVAC's product, what are the actual injuries, and whether their claims are barred by applicable statutes of limitation or other defenses. At this stage, then, the Company believes that a loss is neither probable nor reasonably estimable and has not accrued a loss contingency.

B. Mississippi Matters

In May 1996, AMVAC was served with five complaints in which it is named as a defendant. (These complaints were filed by the same attorneys representing the *Patrickson* plaintiffs in Hawaii.) The complaints are brought by plaintiffs Edgar Arroyo-Gonzalez, Eulogio Garzon-Larreategui, ValentinValdez, Amilcar Belteton-Rivera, and Carlos Nicanor Espinola-E against a number of defendants, including Shell Oil Company, Dow

(Dollars in thousands, except per share data)

Chemical Co., and Dole Food Company. The cases were filed in the Circuit Court of Harrison County, First Judicial District of Mississippi. Each case alleged damages sustained from injuries caused by plaintiffs' (who are former banana workers and citizens of a Central American country) exposure to DBCP while applying the product in their native countries. These cases were removed to U.S. District Court for the Southern District of Mississippi, Southern Division. The federal court granted defense motions to dismiss in each case pursuant to the doctrine of *forum non conveniens*. On January 19, 2001, the court issued an unpublished decision, finding that there was jurisdiction in federal court, but remanded just one case (*Espinola-E*) back to the trial court based on a stipulation which limited the plaintiff's recovery to fifty thousand dollars. No activity has taken place on this matter since 2001. Without discovery, it is unknown whether this plaintiff was exposed to the Company's product or what defenses may apply. AMVAC intends to contest the cases vigorously. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

C. Louisiana Matters

In November 1999, AMVAC was served with three complaints filed in the 29th Judicial District Court for the Parish of St. Charles, State of Louisiana entitled *Pedro Rodrigues et. al v. AMVAC Chemical Corporation et. al, Andres Puerto, et. al v. Amvac Chemical Corporation, et. al* and *Eduardo Soriano, et al v. Amvac Chemical Corporation et. al.* Other named defendants include Dow Chemical Company, Shell Oil Company, and Dole Food. These suits were filed in 1996, but they were not served until November 1999. Following a dismissal of most of the plaintiffs from the action (in light of the fact that they had previously settled their claims in other actions), the complaints, with *Soriano* as the lead case, allege personal injuries to about 314 persons (167 from Ecuador, 102 from Costa Rica, and 45 from Guatemala) from alleged exposure to DBCP (punitive damages are also sought). There has been no discovery in these cases to date and no procedural activity of any kind since February 2008. It is unknown as to how many of the plaintiffs claim exposure to AMVAC's product, what are the actual injuries, and whether their claims are barred by applicable statutes of limitation. AMVAC intends to vigorously contest these cases. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not accrued a loss contingency.

D. Nicaragua Matters

Suits filed in Nicaragua

A review of court filings in Chinandega, Nicaragua, by local counsel has found 85 suits filed pursuant to Public Law 364 that name AMVAC and include approximately 3,592 plaintiffs. However, only two cases, *Castillo* and *Suazo,* have been served on AMVAC. All but one of the suits in Nicaragua have been filed pursuant to Special Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua's Attorney General previously expressed as unconstitutional. Each of the Nicaraguan plaintiffs claims $1,000 in compensatory damages and $5,000 in punitive damages. In all of these cases, AMVAC is a joint defendant with Dow Chemical and Dole Food Company, Inc. In the two cases pending before Nicaraguan courts in which AMVAC has been served, the court has denied AMVAC's objection to jurisdiction, which is being appealed.

In May 2005, two suits filed in Nicaragua in 2004 were received that name AMVAC, The Dow Chemical Company, Dole Food Co., Dole Fresh Fruit, and Standard Fruit Company. The two suits for personal injuries for sterility and reduced sperm counts have been filed on behalf of a total of 15 banana workers: *Flavio Apolinar Castillo et al. v. AMVAC Chemical Corporation et al.*, No. 535/04 and *Luis Cristobal Martinez Suazo et al. v. AMVAC Chemical Corporation et al.*, No. 679/04. In December 2005, AMVAC received six additional, similar lawsuits filed on behalf of a total of 30 plaintiffs. On January 25, 2006, AMVAC was served with the *Suazo* and

(Dollars in thousands, except per share data)

Castillo suits, and in March 2006, counsel in Nicaragua filed objections to jurisdiction over AMVAC in these two cases. The court finally ruled on all the defendants' objections on March 20, 2007 by denying each objection to jurisdiction.

AMVAC contends that the Nicaragua courts do not have jurisdiction over it and that Public Law 364 violates international due process of law. AMVAC intends to contest personal jurisdiction and demand under Law 364 that the claims be litigated in the United States. Thus far, it appears that the Nicaraguan courts have denied all requests of other defendants under Law 364 that allow the defendants the option of consenting to jurisdiction in the United States. It is not presently known as to how many of these plaintiffs actually claim exposure to DBCP at the time AMVAC's product was allegedly used nor is there any verification of the claimed injuries. Based on the precedent of the earlier suits in Nicaragua, it would appear likely that the Nicaragua courts will, over the defendants' objections, enter multi-million dollar judgments for the plaintiffs and against all defendants in these cases.

However, to date, plaintiffs have not had success in enforcing Nicaraguan judgments against domestic companies before U.S. courts. One such judgment (not including the Company) was entered in August 2005 for $97,000 for 150 plaintiffs against Dole Food and other entities. It has also been reported that on December 1, 2006, the Nicaraguan court rendered a judgment for $802,000 against Dow, Shell, Occidental, and Standard Fruit for some 1200 plaintiffs. An enforcement action (entitled *Osorio*) against Dole and Dow for the $97,000 judgment was filed in the U.S. District Court in Miami, Florida. In this enforcement action, on October 20, 2009, the federal court issued a lengthy decision refusing to enforce the judgment on the grounds that Law 364 violated due process of law and that the Nicaraguan courts were not impartial tribunals. The plaintiffs filed a notice of appeal to the Eleventh Circuit Court of Appeal on March 10, 2010. This appeal is still pending. While the dismissal is being appealed, this decision and the findings in the *Mejia* case may halt further attempts to enforce these foreign judgments.

B. Other Matters

Archem Superfund Action. On July 20, 2009, the Texas Commission on Environmental Quality (TCEQ) issued an administrative order (the "Order") under which it identified parties that are potentially responsible for solid waste and/or hazardous substances at the ArChem/Thames Chelsea State Superfund Site (the "Site"). In that order, AMVAC was identified as one of 50 potentially responsible parties (PRP's) relating to TCEQ removal actions that were conducted at the Site in 1992 and 1993. The total cost of such removal actions for which that group of PRP's could be liable is approximately $775. AMVAC's involvement in this matter purportedly arises from the single shipment of an intermediate compound sent to the Site for further synthesis in the late 1980's. Amvac has joined a group of PRP's which has challenged the Order by way of filing a petition with the District Court of Travis County, Texas in a matter captioned *Akzo Nobel etc. et al. v. Texas Commission on Environmental Quality, Cause No. D-1-6N-09-002820*. Petitioners challenged the Order on several grounds, including failure to provide PRP's with an evidentiary hearing and the fact that petitioners should not be liable as arrangers under CERCLA, as they sent useful product—not waste—to the Site. During the fourth quarter of 2010, petitioners and respondents have reached a settlement of the matter which, while subject to public comment and final approval, would require AMVAC to pay approximately $50 in cash. Accordingly, the Company has set up a loss contingency of $50.

Wilson v. Gemchem. On or about September 25, 2009, an action styled *Joseph K. Wilson v. Gemchem, Inc. etc.*, Civ. No. 02-CV-2009-901876.00, was filed in the Civil Court of Mobile, Alabama by a former employee who seeks compensation and medical expenses arising from physical injuries that he allegedly sustained when he tripped and fell at AMVAC's facility in Axis, Alabama. The Company does not believe that the claims have any

(Dollars in thousands, except per share data)

merit and intends to defend the matter vigorously. Discovery has been taken on both sides. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not set up a loss contingency therefor.

Brazilian Citation. On or about October 5, 2009, IBAMA (the Brazilian equivalent of the EPA) served the Company's subsidiary, Amvac do Brasil, with a Notice of Violation alleging that two lots of Granutox 150 (formulated product having phorate as the active ingredient) stored at BASF S.A. (AMVAC's exclusive distributor in Brazil) and FMC Quimica do Brasil Ltda. (which formulates end-use product in that country) were not in compliance with the end-use registration on file with IBAMA. Specifically, IBAMA alleged that the color of the lots (gray) was inconsistent with the description in IBAMA's files (pink). IBAMA also indicated an intention to assess a fine of approximately $285 against Amvac do Brasil. The Company has challenged the citation, among other reasons, on the ground that the change in color has to do with the removal of a coloring component and that such removal poses no environmental or toxicity risk. At this stage, the Company believes that a loss of $100 is probable and has set up a loss contingency in the amount of $100.

(5) Employee Deferred Compensation Plan and Employee Stock Purchase Plan

The Company maintains a deferred compensation plan ("the Plan") for all eligible employees. The Plan calls for each eligible employee, at the employee's election, to participate in an income deferral arrangement under Internal Revenue Code Section 401(k). The plan allows eligible employees to make contributions which cannot exceed 100% of compensation, or the annual dollar limit set by the Internal Revenue Code. The Company matches the first 5% of employee contributions. The Company's contributions to the Plan amounted to $792, $690 and $761 in 2010, 2009 and 2008.

During 2001, the Company's Board of Directors adopted the American Vanguard Corporation Employee Stock Purchase Plan (the "Plan"). The Plan allows eligible employees to purchase shares of common stock through payroll deductions at a discounted price. An aggregate of 200,000 shares of the Company's Common Stock, par value $.10 per share (subject to adjustment for any stock dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Plan which is intended to qualify under Section 423 of the Internal Revenue Code. The Plan allows for purchases in a series of offering periods, each six months in duration, with new offering periods (other than the initial offering period) commencing on January 1 and July 1 of each year. The initial offering period commenced on July 1, 2001. Pursuant to action taken by the Company's Board of Directors in December 10, 2010, the expiration of the Plan was extended to December 31, 2013.

Shares of common stock purchased through the Plan for 2010, 2009 and 2008 were 60,047, 48,492 and 44,215, respectively.

(6) Major Customers and Export Sales

In 2010, there were three companies that accounted for 23%, 19%, and 13% of the Company's consolidated sales. In 2009, there were three companies that accounted for 21%, 20% and 8% of the Company's consolidated sales. In 2008, there were three companies that accounted for 18%, 19%, and 9% of the Company's consolidated sales. These companies are distributors of the Company's products.

The Company primarily sells its products to large distributors and buying cooperatives and extends credit based on an evaluation of the customer's financial condition. The Company had three significant customers who

(Dollars in thousands, except per share data)

each accounted for approximately 15%, 12% and 8% of the Company's receivables as of December 31, 2010. The Company had three significant customers who each accounted for approximately 13%, 13% and 9% of the Company's receivables as of December 31, 2009. The Company has long-standing relationships with its customers and the Company considers the credit risk to be low.

Worldwide export sales for 2010, 2009 and 2008 were as follows:

	2010	2009	2008
Mexico	$13,887	$11,423	$12,319
South & Central America	7,541	6,604	7,599
Asia	5,485	5,214	3,582
Canada	5,100	7,378	10,918
Africa	2,575	2,399	2,727
Europe	2,275	3,134	2,725
Other international	2,186	1,812	1,380
	$39,049	$37,964	$41,250

(7) Royalties

The Company had various royalty agreements in place extending through December 2010. These agreements relate to the acquisition of certain products as well as licensing arrangements. No agreement contains a minimum royalty provision. Certain royalty agreements contain confidentiality covenants. Royalty expenses were $38, $37 and $95, respectively, for 2010, 2009 and 2008.

(8) Product Acquisitions

All product acquisitions made after January 1, 2009 have been accounted pursuant to FASB ASC 805 [FASB 141R].

On December 20, 2010—AMVAC completed the acquisition of a global product line relating to the active ingredient Tebupirimfos from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, and the trademarks Aztec®, Azteca® and Capinda®. When combined in a mixture with another active ingredient Cyfluthrin, the resulting dual AI product is a leading insecticide that is registered in the United States as Aztec and Mexico as Azteca, where it is used to combat such soil borne insects as rootworm, cutworm, wireworm, seed corn maggots/beetles and white grub in a variety of corn crops. Additionally, it is also registered in South Korea (and sold under the trade name Capinda) for use primarily in vegetable crops such as Chinese cabbage and ginseng.

On December 13, 2010—AMVAC completed the acquisition of a global insecticide product line relating to the active ingredient Ethoprophos (sold under the trade name Mocap®) from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, the Ultima® packaging system and the trademarks Mocap and Ultima. Mocap is a leading soil insecticide that is registered in 50 countries where it is used to combat nematode species in wide range of crops.

(Dollars in thousands, except per share data)

On December 7, 2010—AMVAC completed the acquisition of a global (except for Europe and Argentina) insecticide product line relating to the active ingredient Fenamiphos (sold under the trade name Nemacur®) from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories and the trademark Nemacur. Nemacur is a leading soil insecticide that is registered in 30 countries for use primarily as a nematicide with additional efficacy against above ground sucking insects.

On October 14, 2010—AMVAC and Kanesho Soil Treatment completed agreements with Certis-USA regarding the crop protection product Basamid® (dazomet) under which AMVAC will become the exclusive distributor and registration holder for this granular soil fumigant in the United States. Certis-USA, will continue to market Basamid into non-food crop applications under a distribution agreement with AMVAC. Basamid complements the strong market position of AMVAC's Vapam® & K-Pam® soil fumigant brands. The Company will be developing the use of Basamid for high-valued crop segments such as strawberries, tomatoes, lettuce & spinach and will be responsible for the re-registration of dazomet in the United States.

On July 21, 2010—AMVAC completed the acquisition of the U.S. cotton defoliant product Tribufos (sold under the trade name Def®) from BCS AG. The acquired assets include registrations and data rights, rights relating to manufacturing and formulation know-how, inventories, and the trademark Def. Def complements AMVAC's existing cotton defoliant product Folex®, which it has marketed since 2002. Both are fast and effective cotton defoliants that facilitate the removal of leaves surrounding the cotton boll and in combination with other products function as a harvest aid.

On May 16, 2008, AMVAC completed the acquisition of the Thimet insecticide product line from Aceto Agricultural Chemicals Corporation ("Aceto Ag"). Thimet is used on agricultural crops, mainly potatoes, corn, cotton, rice, sugarcane and peanuts, to protect against chewing and piercing-sucking insects. Purchased assets included registrations, data, know-how and certain inventories. The acquisition was made in connection with the settlement of litigation between AMVAC and Aceto Ag.

On March 7, 2008, AMVAC acquired from Bayer Cropscience LP ("BCS LP") certain assets at BCS's facility located in Marsing, ID, (the "Marsing Facility"). The Marsing Facility consists of approximately 17 acres of improved real property, 15 of which are now owned by AMVAC and two of which are leased by AMVAC from the City of Marsing for a term of 25 years. The acquired assets, primarily include real property, buildings and manufacturing equipment. In connection with the acquisition, AMVAC and BCS agreed to enter into a master processor agreement under which AMVAC is providing certain tolling services to BCS for a period of four years.

On January 16, 2008, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement"), acquired from Valent U.S.A. Corporation the Orthene® insecticide product line. Orthene is used on agricultural crops, including beans, brussels sprouts, cauliflower, celery, cotton, cranberries, head lettuce, mint and others and ornamental and forests. Under the Agreement, AMVAC purchased the proprietary formulation information, registration rights, marketing materials, certain intellectual property rights and existing inventories of the agricultural and professional product lines.

The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. These rights, for the most part, consist of product registrations and related data filed with the United States Environmental Protection Agency and state regulatory agencies to support such registrations

(Dollars in thousands, except per share data)

and other supporting data. As of December 31, 2009 all intangible assets were assigned to product rights. The preliminary allocation of the 2010 acquisitions was $15,402 to product rights, $12,479 to trademarks and $4,796 to customer lists. The Company expects to finalize its allocation during the first quarter of 2011. The amount of goodwill allocated to the product acquisitions has not been material. Results of 2010 acquisitions were included in the Company's operations from the dates of the respective acquisitions and pro forma results are not provided since the amounts are not material to the consolidated results of operations. The following schedule represents intangible assets recognized in connection with product acquisitions (See Summary of Significant Accounting Policies—Goodwill and Other Intangible Assets for the Company's accounting policy regarding intangible assets):

The following schedule represents intangible assets recognized in connection with product acquisitions (See description of Business, Basis of Consolidation and Significant Accounting Policies for the Company's accounting policy regarding intangible assets):

	Amount
Intangible assets at December 31, 2007	85,318
Acquisitions during fiscal 2008	10,439
Impact of movement in exchange rates and other adjustments	(336)
Amortization expense	(4,342)
Intangible assets at December 31, 2008	91,079
Acquisitions during fiscal 2009	—
Impact of movement in exchange rates and other adjustments	331
Amortization expense	(4,437)
Intangible assets at December 31, 2009	86,973
Acquisitions during fiscal 2010	32,677
Impact of movement in exchange rates and other adjustments	63
Amortization expense	(4,464)
Intangible assets at December 31, 2010	$115,249

The following schedule represents the gross carrying amount and accumulated amortization of the intangible assets. Product rights are amortized over their expected useful lives of 25 years. Customer lists will be amortized over their expected useful lives of ten years and trademarks will be amortized over their expected useful lives of 25 years. Accumulated amortization for trademarks and customer lists was zero as of December 31, 2010.

	2010	2009
Gross carrying amount	$142,976	$110,236
Accumulated amortization	(27,727)	(23,263)
	$115,249	$ 86,973

(Dollars in thousands, except per share data)

The following schedule represents future amortization charges related to intangible assets:

Year ending December 31,	
2011	$ 5,939
2012	5,939
2013	5,939
2014	5,939
2015	5,939
Thereafter	85,554
	$115,249

The following schedule represents the Company's obligations under product acquisition agreements:

	Amount
Obligations under acquisition agreements at December 31, 2007	2,000
Additional obligations acquired	1,600
Payments on existing obligations	—
Obligations under acquisition agreements at December 31, 2008	3,600
Additional obligations acquired	—
Payments on existing obligations	2,400
Obligations under acquisition agreements at December 31, 2009	1,200
Additional obligations acquired	32,608
Payments on existing obligations	20,986
Obligations under acquisition agreements at December 31, 2010	$12,822

(Dollars in thousands, except per share data)

(9) Commitments

The Company has various lease agreements for offices as well as long-term ground leases for its facilities at Axis, AL, Hannibal, MO and Marsing, ID. The office leases contain provisions to pass through to the Company its pro-rata share of certain of the building's operating expenses. The long-term ground lease at Axis, AL is for twenty years (commencing May 2001) with up to five automatic renewals of three years each for a total of thirty-five years. The long-term ground lease at Hannibal, MO is for a period of 20 years (commencing December 2007) with automatic one year extensions thereafter, subject to termination with twelve-months notice. The long-term ground lease at Marsing is for a period of 25 years (commencing in May 2008) with automatic twenty-five year extensions thereafter. Rent expense for the years ended December 31, 2010, 2009 and 2008 was $459, $452 and $399. Future minimum lease payments under the terms of the leases are as follows:

Year ending December 31,	
2011	$ 542
2012	629
2013	648
2014	673
2015	698
Thereafter	1,864
	$5,054

(10) Research and Development

Research and development expenses which are included in operating expenses were $5,874, $4,714 and $3,410 for the years ended December 31, 2010, 2009 and 2008.

(11) Stock Options

Incentive Stock Option Plans ("ISOP")

Under the terms of the Company's ISOP, under which options to purchase 4,296,000 shares of common stock can be issued, all key employees are eligible to receive non-assignable and non-transferable options to purchase shares. The exercise price of any option may not be less than the fair market value of the shares on the date of grant; provided, however, that the exercise price of any option granted to an eligible employee owning more than 10% of the outstanding common stock may not be less than 110% of the fair market value of the shares underlying such option on the date of grant. No options granted may be exercisable more than ten years after the date of grant. The options granted generally vest evenly over a three to five year period, beginning on the date of the grant.

The Company granted incentive stock options to purchase 6,779 shares in 2008 of common stock to employees. The option granted in 2008 vests annually over three years. All options granted are non-assignable and non-transferable. No options were granted in 2009. In 2010, the Company granted incentive stock options to purchase 729,000 shares in 2010 of common stock to employees. The option granted in 2010 vests annually over three years. All options granted are non-assignable and non-transferable.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Dollars in thousands, except per share data)

Nonstatutory Stock Options ("NSSO")

The Company did not grant any non-statutory stock options during the three years ended December 31, 2010.

Option activity within each plan is as follows:

	Incentive Stock Option Plans	Non-Statutory Stock Options Plans	Weighted Average Price Per Share	Exercisable Weighted Average Price Per Share
Balance outstanding, December 31, 2007	1,670,086	90,840	$ 6.25	$6.17
Options granted ($14.75)	6,779	—	14.75	
Options exercised, range from $1.76—$8.10	(324,134)	(42,440)	1.25	
Options expired	(9,400)	—	(14.74)	
Balance outstanding, December 31, 2008	1,343,331	48,400	$ 7.22	$7.18
Options exercised, range from $3.52—$3.55	(198,000)	—	3.55	
Options expired	—	(48,400)	(14.45)	
Balance outstanding, December 31, 2009	1,145,331	—	$ 7.55	$7.52
Options granted ($7.50)	729,000	—	7.50	
Options exercised ($3.94)	(72,000)	—	3.94	
Options expired	(315,000)	—	(7.80)	
Balance outstanding, December 31, 2010	1,487,331	—	$ 7.65	$7.77

Information relating to stock options at December 31, 2010 summarized by exercise price is as follows:

	Outstanding Weighted Average			Exercisable Weighted Average	
Exercise Price Per Share	Shares	Remaining Life (Months)	Exercise Price	Shares	Exercise Price
Incentive Stock Option Plan:					
$3.67—$4.93	450,000	24	$ 3.67	450,000	$ 3.67
$7.00—$8.10	768,999	113	$ 7.53	40,000	$ 8.10
$11.30—$14.74	268,332	12	$14.64	266,072	$14.64
	1,487,331		$ 7.65	756,072	$ 7.77

(Dollars in thousands, except per share data)

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2009 and 2010 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Months)	Intrinsic Value (thousands)
As of December 31, 2009:				
Incentive Stock Option Plans:				
Outstanding	1,145,331	$7.55	28	$2,562
Expected to Vest	1,145,331	$7.55	28	$2,562
Exercisable	1,140,813	$7.52	28	$2,562
Non-statutory Stock Option Plans:				
Options Outstanding	—	$—	—	$ —
Expected to Vest	—	$—	—	$ —
Options Exercisable	—	$—	—	$ —
As of December 31, 2010:				
Incentive Stock Option Plans:				
Outstanding	1,487,331	$7.65	64	$2,966
Expected to Vest	1,454,376	$7.65	63	$2,931
Exercisable	756,072	$7.77	11	$2,208
Non-statutory Stock Option Plans:				
Options Outstanding	—	$—	—	$ —
Expected to Vest	—	$—	—	$ —
Options Exercisable	—	$—	—	$ —

The total intrinsic value of options exercised during 2010, 2009 and 2008 was $260, $895 and $4,358, respectively. Cash received from stock options exercised during 2010, 2009 and 2008 was $284, $702 and $920, respectively.

As of December 31, 2010, the Company had approximately $2,706 of unamortized stock-based compensation expenses related to unvested incentive stock options outstanding. This amount will be recognized over the weighted-average period of 2.9 years. This projected expense will change if any stock options are granted or cancelled prior to the respective reporting periods or if there are any changes required to be made for estimated forfeitures.

Stock Grants

During 2010, the Company issued a total of 50,877 shares of common and restricted stock to certain employees and non-executive board members. Vesting ranges from immediate to three years from the date of grant. The values of the grants range from $6.86 to $8.32 per share based on the publicly traded share prices. The total value of $401 will be recognized over the related service periods. During 2010, 22,558 shares of common stock granted to employees were forfeited.

(Dollars in thousands, except per share data)

During 2009, the Company issued a total of 135,033 shares of common and restricted stock to certain employees and non-executive board members. Vesting ranges from immediate to three years from the date of the grant. The values of the grants range from $11.73 to $11.98 per share based on the publicly traded share prices. The total value of $1,189 will be recognized over the related service periods. During 2009, 15,206 shares of common stock granted to employees were forfeited.

During 2008, the Company issued a total of 150,355 shares of common and restricted stock to certain employees and non-executive board members. Vesting ranges from immediate to three years from the date of the grant. The values of the grants range from $12.19 to $12.72 per share based on the publicly traded share prices. The total value of $1,845 will be recognized over the related service periods. As of December 31, 2008, there remains an un-amortized balance of $1,279. During 2008, 3,500 shares of common stock granted to employees were forfeited.

A status summary of nonvested shares as of and for the year ending December 31, 2010, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2010	255,437	$12.17
Granted	10,000	7.59
Vested	(40,783)	13.01
Forfeited	(22,558)	$12.21
Nonvested shares at December 31, 2010	202,096	$11.77

As of December 31, 2010, there remains an un-amortized balance of $703, which will be recognized over the remaining weighted-average period service period of 1.1 years. This projected expense will change if there are new stock grant or if existing grants are cancelled prior to the respective reporting period. The Company expects that approximately 95% of all nonvested stock grants will vest during 2011 and 2012.

(Dollars in thousands, except per share data)

(12) Quarterly Data—Unaudited

Quarterly Data—2010	March 31	June 30	September 30	December 31
Net sales	$46,712	$52,172	$68,256	$62,480
Gross profit	18,924	19,233	25,376	25,549
Net income (loss)	1,827	1,643	3,611	3,903
Basic net income (loss) per share	.07	.06	.13	.14
Diluted net income (loss) per share	.07	.06	.13	.14
Quarterly Data—2009				
Net sales	$44,637	$47,485	$66,371	$50,836
Gross profit	18,556	16,419	21,364	4,087
Net income (loss)	699	(4)	2,097	(8,581)
Basic net income (loss) per share	.03	—	.08	(.32)
Diluted net income (loss) per share	.03	—	.08	(.32)

Note: Totals may not agree with full year amounts due to rounding and separate calculations each quarter.

Significant Fourth Quarter Adjustments

The Company took a one time non-cash charge in the amount of $13,509 in the fourth quarter of 2009 relating to inventory cost reductions arising primarily from our assessment of net realizable value. No such charge occurred in either 2010 or 2008.

EXHIBIT INDEX

ITEM 15

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of American Vanguard Corporation (filed as Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2003, which was filed on March 30, 2004 with the Securities Exchange Commission and incorporated herein by reference).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of American Vanguard Corporation (filed as Exhibit 3.2 to the Company's Form 10-Q/A for the period ended June 30, 2004, which was filed with the Securities Exchange Commission on February 23, 2005 and incorporated herein by reference).
3.3	Amended and Restated Bylaws of American Vanguard Corporation (filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended March 31, 2008, which was filed with the Securities Exchange Commission on May 12, 2008 and incorporated herein by reference.)
4	Form of Indenture (filed as Exhibit 4 to the Company's Registration Statement on Form S-3 (File No. 333-122981) and incorporated herein by reference).
10.1	American Vanguard Corporation Employee Stock Purchase Plan (filed as Appendix B to the Company's Proxy Statement filed with the Securities and Exchange Commission on May 31, 2001 and incorporated herein by reference).
10.2	American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan (filed as Appendix A to the Company's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2004 and incorporated herein by reference).
10.3	Form of Incentive Stock Option Agreement under the American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan , (filed as Exhibit 10.3 with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).
10.4	Form of Non-Qualified Stock Option Agreement under the American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan , (filed as Exhibit 10.4 with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).
10.5	Employment Agreement between American Vanguard Corporation and Eric G. Wintemute dated January 15, 2008 (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the Securities Exchange Commission on March 17, 2008 and incorporated herein by reference).
10.8	Form of Change of Control Severance Agreement, dated effective as of January 1, 2004, between American Vanguard Corporation and its executive and senior officers (filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2004, which was filed with the Securities Exchange Commission on May 10, 2005 and incorporated herein by reference.)
10.9	Form of Amendment of Change of Control Severance Agreement, dated effective as of July 11, 2008, between American Vanguard Corporation and named executive officers and senior officers (filed as Exhibit 99.1 to the Company's Form 8-K, which was filed on July 11, 2008 with the Securities and Exchange Commission and incorporated herein by reference).
10.10	Form of Indemnification Agreement between American Vanguard Corporation and its Directors (filed with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.11	Description of Compensatory Arrangements Applicable to Non-Employee Directors for 2005 (filed as Exhibit 10.1 to the Company's Form 8-K, which was filed with the Securities and Exchange Commission on June 15, 2005 and incorporated herein by reference).
10.12	Employment Agreement dated as of January 5, 2008 between AMVAC Chemical Corporation and Trevor Thorley (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the period ended December 31, 2008 which was filed with the Securities Exchange Commission on March 13, 2009 and incorporated herein by reference).
10.13	Form of Restricted Stock Agreement between American Vanguard Corporation and named executive officers (filed as Exhibit 99.1 to the Company's Form 8-K, which was filed with the Securities Exchange Commission on July 24, 2008 and incorporated herein by reference).
10.14	Credit Agreement dated as of December 19, 2006 by and among AMVAC Chemical Corporation and certain affiliates and a syndicate of commercial lenders led by the Bank of the West (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the period ended December 31, 2006 which was filed with the Securities Exchange Commission on March 14, 2007 and incorporated herein by reference).
10.15	First Amendment to Credit Agreement dated as of March 5, 2010 by and among AMVAC Chemical Corporation (and certain affiliates) and a syndicate of commercial lenders led by the Bank of the West (filed as Exhibit 10.1 to the Company's Form 8-K, which was filed with the Securities Exchange Commission on March 8, 2010 and incorporated herein by reference).
21	List of Subsidiaries of the Company.*
23	Consent of BDO USA, LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certifications Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

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[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNUAL MEETING OF SHAREHOLDERS OF

AMERICAN VANGUARD CORPORATION

June 9, 2011

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.american-vanguard.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20930304030000000000 3 060911

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF ALL DIRECTOR NOMINEES AND "FOR" PROPOSALS 2, 3 AND 5.
THE BOARD RECOMMENDS THE "EVERY YEAR" INTERVAL IN PROPOSAL 4.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. To elect nine directors for the ensuing year:

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
- ○ Lawrence S. Clark
- ○ Debra F. Edwards
- ○ Alfred F. Ingulli
- ○ John L. Killmer
- ○ John B. Miles
- ○ Carl R. Soderlind
- ○ Irving J. Thau
- ○ Eric G. Wintemute
- ○ M. Esmail Zirakparvar

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

	FOR	AGAINST	ABSTAIN
2. Ratify the appointment of BDO USA, LLP as independent auditors for the year ending December 31, 2011.	☐	☐	☐
3. Approve the overall executive compensation policies and procedures of the Company as described in this Proxy Statement.	☐	☐	☐

	Every year	Every 2 years	Every 3 years	ABSTAIN
4. Hold say-on-pay vote at the following interval:	☐	☐	☐	☐

	FOR	AGAINST	ABSTAIN
5. Ratify the extension of the term of the Company's Employee Stock Purchase Plan by three years.	☐	☐	☐

PLEASE VOTE, SIGN, DATE AND RETURN THE PROXY CARD USING THE ENCLOSED ENVELOPE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.



0

AMERICAN VANGUARD CORPORATION

4695 MacArthur Court, Suite 1250
Newport Beach, California 92660

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints ERIC G. WINTEMUTE and TIMOTHY J. DONNELLY as Proxies, each with the power to appoint his substitute, and authorizes them to represent and to vote as designated on the reverse, all the shares of common stock of American Vanguard Corporation held of record by the Undersigned at the close of business on April 15, 2011, at the Annual Meeting of Shareholders, to be held at the Newport Beach Marriott Hotel & Spa, 900 Newport Center Drive, Newport Beach, California, at 11:00 a.m. PST on Thursday, June 9, 2011, or at any adjournment thereof.

(Continued and to be signed on the reverse side.)

AMERICAN VANGUARD CORPORATION
4695 MacArthur Court, Suite 1250
Newport Beach, California 92660

April 22, 2011

Dear Stockholder:

It is our pleasure to invite you to attend the 2011 Annual Meeting of Stockholders (the "Annual Meeting") of American Vanguard Corporation (the "Company"). The Annual Meeting will be held in Newport Beach, California on Thursday, June 9, 2011. In the following pages you will find the Secretary's Notice of the Meeting and the Proxy Statement which describe the matters to come before the Annual Meeting.

If you plan to attend the meeting, please note the admission procedures on the Notice of the Meeting.

Whether or not you plan to attend the Annual Meeting, please vote your shares in one of the following ways, either: (i) by marking, dating and signing the enclosed proxy card and returning it in the accompanying postage paid envelope as quickly as possible, (ii) via the Internet, by following the instructions on your proxy card, or (iii) by calling the toll-free telephone number on your proxy card.

We are grateful for your continuing interest in American Vanguard Corporation. In person or by proxy, your vote is important. Thank you.

Sincerely,

AMERICAN VANGUARD CORPORATION

Eric G. Wintemute
President and Chief Executive Officer

AMERICAN VANGUARD CORPORATION

4695 MacArthur Blvd., Suite 1250
Newport Beach, CA 92660

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held Thursday, June 9, 2011

To the Stockholders of American Vanguard Corporation:

The Annual Meeting of the Stockholders of American Vanguard Corporation, a Delaware corporation, will be held at the Newport Beach Marriott Hotel & Spa, 900 Newport Center Drive, Newport Beach, California, on Thursday, June 9, 2011. The meeting will begin promptly at 11:00 a.m. local time. Matters to be voted on at the meeting are:

1. Elect nine (9) directors until their successors are elected and qualified;
2. Ratify the appointment of BDO USA, LLP ("BDO") as independent registered public accounting firm for the year ending December 31, 2011;
3. Hold an advisory vote on executive compensation;
4. Hold an advisory vote on the frequency of the advisory vote on executive compensation; and
5. Ratify the extension of the term of the Company's Employee Stock Purchase Plan ("ESPP") from December 31, 2010 to December 31, 2013.

Stockholders of record at the close of business on Friday, April 15, 2011 are entitled to notice of, and to vote at, the Annual Meeting and any adjournments thereof. A copy of the Company's Annual Report, including financial statements for the year ended December 31, 2010, is enclosed with this Notice.

Please note that in order to be admitted to the Annual Meeting a person must furnish proof of his or her status as a stockholder at the site of such meeting. This proof may take the form of a proxy card, if the person is a stockholder of record. If the shares are held through an intermediary, such as a bank or broker, or holder of record, a recent brokerage statement or letter from a bank or broker is an example of proof of ownership. You must also present valid photo identification.

It is important that your shares be represented whether or not you plan to attend the Annual Meeting. You may vote your shares in any of the following ways, either: (i) by marking, dating and signing the enclosed proxy card and returning it in the accompanying postage paid envelope as quickly as possible, or (ii) via the Internet, by following the instructions on your proxy card, or (iii) by calling the toll-free telephone number on your proxy card. All shares represented by the enclosed proxy, if the proxy is properly executed and returned, will be voted as you direct. If you attend the meeting, you may withdraw your proxy at that time and vote your shares in person.

One final note: if you plan to attend the Annual Meeting in person, please RSVP by June 1, 2011 to William Kuser, Director of Investor Relations, at either 949-221-6119 or RSVP2011AVD@amvac-chemical.com.

By Order of the Board of Directors

Timothy J. Donnelly
Chief Administrative Officer
General Counsel, & Secretary

Newport Beach, California
April 22, 2011

AMERICAN VANGUARD CORPORATION

4695 MacArthur Court
Newport Beach, CA 92660

PROXY STATEMENT

Annual Meeting of Stockholders to be held June 9, 2011

Proxy Solicitation by the Board of Directors

The Board of Directors of American Vanguard Corporation. (the "Company") is soliciting proxies to be voted at the Annual Meeting of Stockholders of the Company to be held on Thursday, June 9, 2011, at the Newport Beach Marriott Hotel & Spa, 900 Newport Center Drive, Newport Beach, California 92660, at 11:00 a.m., Pacific Daylight Time, and at any adjournments or postponements thereof (the "Annual Meeting"). This proxy statement describes issues on which the Company would like you, as a stockholder, to vote. It also gives you information on these issues so that you can make an informed decision. The approximate date on which this proxy statement and the enclosed form of proxy are first being sent or given to stockholders is April 22, 2011.

The Board of Directors of the Company (the "Board of Directors" or the "Board") has fixed the close of business on Friday, April 15, 2011 as the record date for the determination of stockholders entitled to receive notice of, and to vote at, the Annual Meeting (the "Record Date"). At the Record Date, 29,813,770 shares of common stock, par value $0.01 per share of the Company ("Common Stock"), were issued. Of that amount, 2,260,996 were held as treasury shares. Each share of Common Stock, excluding treasury shares, entitles its record holder on the Record Date to one vote on all matters.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on June 9, 2011. Our Proxy Statement and our 2010 Annual Report to Stockholders are available at www.american-vanguard.com. This website address contains the following documents: the Notice of the Annual Meeting; our Proxy Statement and our 2010 Annual Report to Stockholders. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this proxy statement from us because you owned shares of Common Stock of the Company as of the Record Date. This Proxy Statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Common Stock in several different ways. If your stock is represented by one or more stock certificates registered in your name, you have a stockholder account with our transfer agent, American Stock Transfer & Trust, which makes you a stockholder of record. If you hold your shares in a brokerage, trust or similar account, you are a beneficial owner, not a stockholder of record.

What am I voting on?

You are being asked to vote on the election of nine (9) directors, the ratification of the appointment of BDO as the Company's independent registered public accounting firm auditor for fiscal year 2011, your recommendation on executive compensation as disclosed in the Proxy, your recommendation on both the holding and the frequency of an advisory vote on executive compensation, and the ratification of the extension of the term of the Company's ESPP from December 31, 2010 to December 31, 2013. When you sign and mail the proxy card or submit your proxy by telephone or the Internet, you appoint Eric G. Wintemute and Timothy J. Donnelly as your representatives at the Annual Meeting. When we refer to the "named proxies," we are referring to Mr. Wintemute and Mr. Donnelly. This way, your shares will be voted even if you cannot attend the meeting.

How do I vote my shares?

Record holders may vote in person at the Annual Meeting, or by using either the proxy card, the telephone or the Internet.

Persons who beneficially own stock can vote at the Annual Meeting provided that they obtain a "legal proxy" from the person or entity holding the stock for him, typically a broker, bank or trustee. A beneficial owner can obtain a legal proxy by making a request to the broker, bank or trustee. Under a legal proxy, the bank, broker or trustee confers all of its legal rights as a record holder (which, in turn, had been passed on to it by the ultimate record holder) to grant proxies or to vote at the Annual Meeting.

Set forth below are the various means—Internet, telephone and mail—for voting without attending the Annual Meeting.

You may submit your proxy on the Internet. Stockholders of record and most beneficial owners of Common Stock may vote via the Internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the Internet, please do not mail in your proxy card. Subject to rules relating to broker non-votes, your Internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You may submit your proxy by telephone. Stockholders of record and most beneficial owners of Common Stock may vote by telephone. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card. Subject to rules relating to broker non-votes, your telephone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You may submit your proxy by mail. Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

All proxy voting procedures, including those by the Internet and by telephone, will include instructions on how to withhold your vote from any or all director nominees.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote irrespective of the method (*i.e.*, telephone, Internet or mail) in which you originally voted by delivering a later-dated proxy or by voting at the Annual Meeting. The later-dated proxy may be delivered by telephone, Internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. You may do this at a later date or time by:

- Submitting a proxy by telephone or on the Internet (which may not be available to some beneficial holders); your latest telephone or Internet proxy will be counted;
- Signing and delivering a proxy card with a later date; or
- Voting at the Annual Meeting (if you hold shares beneficially through a broker, you must bring a legal proxy from the record holder in order to vote at the Annual Meeting)

If you are a registered stockholder, you may obtain a new proxy card by contacting the Corporate Secretary, American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660, telephone (949) 260-1200. If your shares are held by a broker, bank or trustee, you may obtain a new voting instruction form by contacting your broker, bank or trustee. If you sign and date the proxy card or the voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

How many shares must be present to hold the meeting?

Shares of Common Stock will be counted as present at the Annual Meeting if the stockholder is present and votes in person at the Annual Meeting or has properly submitted and not revoked a proxy. A quorum must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. Shares representing a majority of the voting power of the outstanding shares of Common Stock entitled to vote as of the Record Date, present in person or by proxy, will be necessary to establish a quorum for the Annual Meeting. As noted above, treasury shares are not entitled to vote and, therefore, are not counted in determining a quorum. Abstentions and non-votes will be counted for purposes of determining the existence of a quorum at the Annual Meeting.

How many votes must the director nominees receive to be elected?

Directors shall be elected by a plurality of the votes cast by the holders of shares of Common Stock present in person or represented by proxy at the Annual Meeting, and the nine nominees who receive the highest number of "FOR" votes will be elected. There is no cumulative voting for the Company's directors. A properly executed proxy withholding authority to vote for one or more nominees with respect to the election of directors will not be voted for the director(s) from whom authority to vote is withheld. However, the shares represented will be counted for purposes of determining whether there is a quorum. Withheld votes and broker non-votes, if applicable, will not be taken into account in determining the outcome of the election of directors.

How many votes must be received in order for the other proposals to be ratified?

Approval for all other proposals (the appointment of BDO as independent auditors, to recommend executive compensation, to recommend the holding and the frequency of an advisory vote on executive compensation and the extension of the term of the ESPP) will require the affirmative vote of a majority of the votes cast at the meeting.

How will my shares be votes, and what are broker non-votes?

All proxies received and not revoked will be voted as directed. If you are a stockholder of record who submits a proxy but does not indicate how the proxies should vote on one or more matters, the named proxies will vote as recommended by the Company. However, if you are not a stockholder of record (in other words, your shares are held by a broker) and you do not provide instructions to the broker on how to vote, then your proxy will be counted (i) as a vote "FOR" the ratification of BDO as independent outside auditors, and (ii) as a "broker non-vote" toward all other measures. A broker non-vote does not count as a vote either for or against a measure; however, because all but one the proposals require a majority vote for passage, it is possible that a measure could fail to pass if there are a large number of broker non-votes. Accordingly, if you want to ensure the passage of a matter, then it is important that you provide voting instructions on that matter.

Who pays the costs of proxy solicitation?

The expenses of soliciting proxies for the Annual Meeting are to be paid by the Company. Solicitation of proxies may be made by means of personal calls upon, or telephonic or telegraphic communications with, stockholders or their personal representatives by directors, officers, employees and consultants of the Company who will not be specially compensated for such services. Although there is no formal agreement to do so, the Company may reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding this Proxy Statement to stockholders whose Common Stock is held of record by such entities.

What business may be properly brought before the meeting and what discretionary authority is granted?

Nominations for Directors for the Annual Meeting. The Nominating & Corporate Governance ("N&CG") Committee has established guidelines setting forth certain advance notice procedures relating to the nomination of directors (the "Nomination Procedure") and no person nominated by a stockholder will be eligible for election as a director unless nominated in accordance with the provisions of the Nomination Procedure. Under the terms of the Nomination Procedure, to be timely for the Annual Meeting, a stockholder's notice must have been delivered to or mailed and received at the principal executive offices of the Company by no later than March 11, 2011. The Company did not receive any director nominations for the Annual Meeting under the Nomination Procedure. Notwithstanding the provisions of the Nomination Procedure, a stockholder also must comply with all applicable requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations thereunder with respect to the matters set forth in the Nomination Procedure.

Stockholder Proposals for the Annual Meeting. The N&CG Committee has also adopted certain advance notice procedures for properly bringing business, other than director nominations, before a meeting of the stockholders (the "Stockholder Proposal Procedure")—whether or not to be included in the Company's proxy materials. Under the terms of the Stockholder Proposal Procedure, to be timely for the Annual Meeting, a stockholder must have delivered a notice regarding a proposal delivered to the principal executive offices of the Company by no later than January 11, 2011. The Company did not receive any stockholder proposal for the Annual Meeting pursuant to the Stockholder Proposal Procedure. The presiding officer of the Annual Meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting in accordance with the provisions of the Stockholder Proposal Procedure, and if he should so determine, he shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted.

The Company has no knowledge or notice that any business other than as set forth in the Notice of Annual Meeting will be brought before the Annual Meeting. For information related to the application of the Nomination Procedure and the Stockholder Proposal Procedure for the 2012 Annual Meeting, see the discussion in this Proxy Statement under the caption "Proposals for Submission at Next Annual Meeting" and "Stockholder Nomination of Directors".

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the Annual Meeting will be available at the Annual Meeting. It also will be available Monday through Friday from April 29, 2011 through June 8, 2011, between the hours of 9 a.m. and 4 p.m., Pacific Daylight Time, at the offices of the Corporate Secretary, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the final results in a Form 8-K within four business days after the Annual Meeting. You can read or print a copy of that report by going to the Company's website, *www.american-vanguard.com*, and then choosing Investor Relations, Securities Exchange Commission ("SEC") Filings. References to our website in this proxy statement are not intended to function as hyperlinks and the information contained on our website is not intended to be incorporated by reference into this proxy statement. You can find the same Form 8-K by going directly to the SEC EDGAR files at *www.sec.gov*. You can also get a copy by calling us at (949) 260-1200, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

The following sets forth the names and certain information with respect to the persons nominated for election as directors, all of whom have had the same principal occupation for more than the past five years, except as otherwise noted. All such nominees have consented to serve, and eight of the nine nominees are now directors (those eight were elected by the stockholders at the 2010 annual meeting of stockholders).

NOMINEES FOR ELECTION AS DIRECTORS—QUALIFICATIONS & EXPERIENCE

Lawrence S. Clark, age 52, has served as a director since 2006. Mr. Clark is the Chief Operating Officer ("COO") and Chief Financial Officer ("CFO") for Legendary Pictures, a motion picture production company that develops, co-produces and co-finances major motion pictures in partnership with Warner Bros. and has served in that capacity since 2004. From 2003 – 2004 he provided financial and corporate development consulting services to media and entertainment clients. From 2000 to 2003, Mr. Clark was the CFO of Creative Artists Agency, a leading entertainment talent, literary and marketing agency. From 1997 to 2000, he served as Senior Vice President, Corporate Development for Sony Pictures Entertainment. Mr. Clark was Director—International for The Carlyle Group, a private equity firm, from 1995 to 1997. In 1992, he co-founded Global Film Equity Corp., which provided strategic, business advisory and capital raising services to media companies. From 1989 to 1992, Mr. Clark was Vice President, Corporate Finance at Salomon Brothers, Inc. Prior to that, he was a Corporate Finance Associate at Goldman Sachs & Co. from 1987 to 1989. Mr. Clark brings a financial discipline and analytical approach that make him a valuable asset to the Board.

Debra F. Edwards, age 57, is not, at this time, a director with the Company. Dr. Edwards currently serves as Senior Managing Scientist at Exponent's Health Sciences Center for Chemical Regulation and Food Safety. She has more than 28 years of experience specializing in pesticide residue chemistry, human health risk assessment, human health and ecological risk management, registration, re-registration and regulatory policy development. The majority of her career has been spent in leading large scientific and regulatory organizations within the United States Environmental Protection Agency ("USEPA"), culminating in her serving as Director of the Office of Pesticide Programs. Except for a two-year stint in Guatemala as a volunteer in the United States Peace Corp. (1997 – 1999), Dr. Edwards worked for the USEPA from 1985 until 2010. Dr. Edwards holds a Ph.D. and a Masters Degree. in Plant Pathology, has been the recipient of numerous academic and professional honors, including the Presidential Rank Award for Meritorious Service as a Senior Executive, and has published and made presentations in national and international fora on pesticide regulation, food safety and integrated pest management. Given the large number of active ingredients that the Company has registered for use across the globe and the rapidly changing and increasingly challenging regulatory climate, Dr. Edwards would be a valuable asset for assisting the board in mapping out the strategy for product defense, regulatory compliance both domestically and internationally, and in the evaluation of product line acquisitions. She also has extensive experience in product stewardship and worker safety issues. In the fourth quarter of 2010, the Company used Dr. Edwards' services, through a contractual arrangement with Exponent Inc., for technical advisory assistance in certain projects involving product defense and stewardship.

Alfred F. Ingulli, age 69, has served as a director since 2010. Mr. Ingulli served as Executive Vice President of Crompton Corporation (later Chemtura Corporation), a $3 billion specialty chemical company from 1989 through 2004, in which capacity he was responsible for the company's global agricultural chemical business, a $300 million business with the highest operating profit margin in the industry. In 2004, he also served as a member of Crompton's executive committee, which consisted of the Chief Executive Officer ("CEO"), CFO and one other executive vice president. Mr. Ingulli currently serves on the board of directors of PBI/Gordon, Inc., a marketer of specialty chemicals in turf and ornamental, lawn and garden and animal health markets and serves as a member of the compensation committee and audit committee of that board. Further, from 1996 – 2004, he served on the board of directors of Gustafson LLC, a manufacturer of seed treatment products and application equipment, and was chairman of that board from 2002 – 2004. From 1990 – 2004, Mr. Ingulli also served as a board member of CropLife America (where he served as Chairman of the Board from 2002 – 2004), which is a nationwide not-for-profit trade organization representing member companies that produce, sell, and distribute most of the active compounds used in crop protection products registered for use in the United States. Mr. Ingulli brings to our board an in-depth knowledge of our industry and income statement responsibility at the highest level. With his background, he can serve not only as a mentor to senior managers at the Company, but also as an advisor on implementing processes and resources to improve profitability and efficiencies within the organization.

John L. Killmer, age 61, has served as a director in December 2008. Mr. Killmer was responsible for Global Marketing, Product and Supply Chain Management for Arysta LifeSciences Corporation ("Arysta"), a large privately held crop protection and life science company, from November 2004 through June 2008. At Arysta, Mr. Killmer had global responsibility for marketing and product management and, in addition, was responsible for global supply chain management. From 1980 to November 2004 he served in various capacities with Monsanto Company ("Monsanto") including three years as President of Monsanto Greater China from 2001 to 2003. Mr. Killmer possesses a rare combination of considerable technical expertise and business acumen. A trained scientist, Mr. Killmer began his professional career focusing on technology and ascended the corporate ladder with increasing P&L responsibility. He served as pro-tem Director of Technology for the Company from March 2009 through December, 2010, during which time he has evaluated the Company's technology infrastructure and added multiple resources (both people and equipment) to help enhance the Company's domestic manufacturing and process and formulation technology. On December 1, 2010, Mr. Killmer stepped down from his pro-tem position, as the Company hired a permanent Vice President of Technology (Johann Venter).

John B. Miles, age 67, has served as a director since March 1999. Mr. Miles was a Partner with the law firm McDermott Will & Emery and held the position of Partner from 1987 to 2007. He currently serves as employee counsel to that firm. Prior to 1987, Mr. Miles was a partner with Kadison Pfaelzer Woodward Quinn & Rossi. Mr. Miles has previously served on boards of directors for public and private corporations. Mr. Miles brings to the Board a wealth of experience in the realm of securities, mergers and acquisitions, business combinations and corporate governance. During his professional career, he has advised many public company boards on their fiduciary responsibilities. As a practicing attorney, Mr. Miles remains current on legal matters that may affect the Company's Board and its operations.

Carl R. Soderlind, age 77, has served as a director since June 2000. Mr. Soderlind served as Chairman and CEO of Golden Bear Oil Specialties, a producer of niche specialty oil and chemical products used in a variety of industrial applications from 1997 to 2001. From 1961 to 1996 he served in various capacities of Witco Corporation, with his most recent position being Senior Executive Vice President and member of the Management Committee. Mr. Soderlind has extensive experience in running businesses in both specialty oil and chemical products. Mr. Soderlind's many years working in investor relations have given him an in-depth knowledge of the public markets and a keen awareness of investors' expectations. During his professional career, Mr. Soderlind specialized in growing businesses through well-timed acquisitions of product lines and companies. With his experience in running businesses within the chemical sector, investor relations, and Mergers and Acquisitions ("M&A") work, Mr. Soderlind brings sound judgment to the Board.

Irving J. Thau, age 71, has served as a director since September 2003. From 1962 to 1995, he held various positions with Ernst & Young LLP, where his primary responsibilities were directing and providing accounting, auditing, and business advisory services to publicly held and privately owned organizations. He was admitted to partnership in 1974, and most recently served as Ernst & Young's West Region Director of Financial Advisory Services. In 1995, Mr. Thau founded Thau and Associates, Inc., a financial consulting company of which he currently serves as President. Further, his financial acumen and depth of experience in audit work have served the Board as a valuable resource for financial planning and financial reporting. He has given the Company direction in designing its accounting and processes and provided valuable advice on complex accounting issues.

Eric G. Wintemute, age 55, has served as a director since June 1994. Mr. Wintemute has also served as President and CEO since July 1994. He was appointed Executive Vice President and COO of the Company in January 1994. Mr. Wintemute has been at the helm of the Company during its years of greatest growth.

With 17 years experience on this Board, 32 years experience at the Company (17 years as CEO) and membership in leading crop protection trade groups (recently, as Chairman of CropLife America), Mr. Wintemute brings a broad industry perspective to the Board. His interaction with the heads of our competitors, suppliers and customers; legislators; and enforcement authorities has enabled him to identify economic, technological and political trends affecting the Company. This is an invaluable resource to the Board, particularly when evaluating future business plans and providing strategic direction to the Company.

M. Esmail Zirakparvar, age 61, has served as a director since June 2010. Most recently, Mr. Zirakparvar served in executive positions at Bayer CropScience AG. From 2002 – 2004 he served as COO and member of the Bayer CropScience AG's Board of Management in Germany and from 2004 – 2006 as Head of Region of Americas, President & CEO of Bayer CropScience LP—USA and Member of the Bayer CropScience AG Executive Committee. Prior to that, he served in various executive positions at Rhone-Poulenc Agrochemie and Aventis CropScience from 1986 – 2001, ultimately as Head of Portfolio Management and member of the Global Executive Committee in Lyon, France for these companies. In addition to his hands-on experience in product development, regulatory matters, project management, and management of agricultural chemical businesses, Mr. Zirakparvar has helped to oversee the integration, management and direction of one of the largest global agricultural chemical companies. With his background, he gives the board a world-class sense of perspective and strategic direction and is an invaluable asset for helping to guide the Company down a path of growth and prosperity in the future.

DEPARTING DIRECTORS—QUALIFICATIONS & EXPERIENCE

Herbert A. Kraft, age 87, has served as Chairman or Co-Chairman of the Board since July 1994. Mr. Kraft served as Chairman of the Board and CEO from 1969 to July 1994. With over 40 years of service on the Board, Mr. Kraft presided over the growth of the Company from a start-up enterprise to a public company of its current size. A trained CPA, he brought to the Board a keen financial acumen, which he used in conjunction with advising the Company on matters ranging from acquisitions to structuring our indebtedness. Further, Mr. Kraft maintained an in-depth understanding of the Company's risk profile, and, as the largest individual holder of our common stock, provided the authentic perspective of a long-term shareowner.

BOARD DIVERSITY AND LEADERSHIP

In evaluating persons for potential service on the Board, we seek, above all, the most qualified candidates. At a minimum, viable candidates must have ample professional experience and business acumen befitting a director of a public company. In addition, we believe that a fully functioning board should include members having diverse backgrounds, including, for example, industry-specific experience, international experience, P&L responsibility in a public company, accounting and audit expertise, corporate governance expertise, scientific and technological credentials, manufacturing experience and M&A experience. Other considerations, such as gender, race and age, are of secondary importance. While the Nominating and Governance Committee does not have an express policy with respect to diversity in identifying or selecting nominees for the Company's Board, in evaluating nominees, the Committee does assesses the background of each candidate in a number of different ways, including how the individual's qualifications complement, strengthen and enhance those of existing Board members as well as the future needs of the Board. During the Board's annual self-evaluation, and at other times during the year, the Directors assess the Board's performance and ways in which such performance can be improved. With respect to the nomination of continuing directors for re-election, the individual's contributions to the Board are also considered.

The Board of Directors does not have a policy on whether or not the role of the Chairman of the Board and the Chief Executive Officer should be separate or, if it is to be separate, whether the Chairman of the Board should be selected from the non-employee directors or be an employee. For many years, the position of Chairman of the Board has been separate from that of CEO. While we believe that this separation has served the Board well, we continue to maintain that Board leadership should be defined according to the stockholders' best interests as measured against current circumstances. Further, we believe that the factor of paramount importance is not whether the roles of Chairman and CEO need to be held by two people; rather, it is most important to ensure that non-management directors maintain a sufficient level of leadership and objectivity. This can be accomplished through having either a non-management Chairman or a non-management lead director.

RISK OVERSIGHT

The Company's Board of Directors has formally assumed responsibility for risk oversight. In 2010, working with enterprise risk management consultants at Lockton, Inc. (the Company's primary insurance broker), senior management conducted an in-depth risk analysis as a first step toward implementing an enterprise risk management program at the Company. As that analysis was proceeding, the Board formed a Risk Committee consisting of Messrs. Killmer (as chairman), Ingulli, Thau and Zirakparvar, to take on primary responsibility for risk oversight. The Risk Committee meets regularly (at least four times per year) and coordinates primarily with the Risk Manager and the Chief Executive Officer of the Company. Senior management has also appointed a team of managers to serve as an executive risk committee, which serves to conduct analysis of risks, to identify mitigation measures and to implement those measures. Through the continuing efforts begun with Lockton, the Company has identified several material risks facing the company and has identified risk owners responsible for marshalling the resources and leading a team to address those risks. The specific risk has been incorporated into each risk-owner's 2011 performance goals, upon which, in part, 2011 job performance and incentive compensation are based. The risk owners periodically report their progress through the Risk Manager to the Risk Committee. Over the course of the year, the Risk Committee will ensure that, in addition to working on previously identified risks, the Risk Manager and executive risk committee will monitor and update the Company's risk profile.

CORPORATE GOVERNANCE OF THE COMPANY

Strong corporate governance is an integral part of the Company's core values, supporting the Company's growth mission. The Company is committed to having sound corporate governance principles and practices. Please visit the Company's website at *www.american-vanguard.com* for the Company's current Audit Committee Charter, Compensation Committee Charter, Nominating and Corporate Governance Committee Charter, Finance Committee Charter, the Code of Ethics and Conduct and the Employee Complaint Procedures for Accounting and Auditing Matters, and Corporate Governance Guidelines, all of which are available in print to any stockholder upon request.

THE INDEPENDENCE OF DIRECTORS

It is the expectation and practice of the Board that, in their roles as members of the Board, all members will exercise their independent judgment diligently and in good faith and in the best interests of the Company and its stockholders as a whole, notwithstanding any member's other activities or affiliations.

The Board currently consists of nine members. The Board has determined that Messrs. Lawrence S. Clark, Alfred F. Ingulli, John L. Killmer, John B. Miles, Carl R. Soderlind, Irving J. Thau, and M. Esmail Zirakparvar, who constitute a majority of the Board, and nominee Debra F. Edwards are "independent" in accordance with the applicable rules and listing standards currently prescribed by the New York Stock Exchange for general service on the Board. The Board's determination concerning independence was based on information provided by the Company's directors and discussions among the Company's directors. The Board will re-examine the independence of each of its members at least once per year and more frequently during the year if there is any change in a member's material relationship with the Company that would interfere with the member's exercise of independent judgment.

MEETINGS OF THE BOARD

The Board met six times during the year ended December 31, 2010. All directors attended at least 75% of the aggregate of the number of meetings of the Board and the total number of meetings held by all committees of the Board for which they served.

The non-management directors of the Company meet at regularly scheduled executive sessions without any member of the Company's management present. The individual who presides at these executive sessions is currently Herbert A. Kraft. Interested parties who wish to communicate with the presiding director or with non-management directors may do so by email to *directors@amvac-chemical.com*.

The Board does not mandate that its members attend the Annual Meeting of Stockholders. All directors did attend the 2010 Annual Meeting of Stockholders.

COMMITTEES OF THE BOARD

Audit Committee

The Audit Committee is currently composed of Messrs. Irving J. Thau (Chairperson), Lawrence S. Clark, Alfred F. Ingulli and Carl R. Soderlind, who are all non-employee directors and are financially literate. The Board has determined that all members of the Audit Committee are independent directors under the applicable rules and regulations currently prescribed by the SEC and the applicable rules and listing standards currently prescribed by the New York Stock Exchange, and that each of Irving J. Thau and Lawrence S. Clark are "audit committee financial experts" within the meaning of applicable SEC rules and regulations. The Audit Committee held five meetings during the year ended December 31, 2010.

The responsibilities of the Audit Committee are set forth in the current Audit Committee Charter, which is available on the Company's website (*www.american-vanguard.com*), and include:

- Employing the independent auditors, subject to stockholder ratification, to audit the Company's consolidated financial statements.
- Pre-approving all services performed by the independent auditors.
- Providing oversight on the external reporting process and the adequacy of the Company's internal controls.
- Reviewing the scope of the audit activities of the independent auditors and appraises audit efforts.
- Reviewing services provided by the independent auditors and other disclosed relationships as they bear on the independence of the independent auditors.
- Establishing procedures for the receipt, retention and resolution of complaints, if any, regarding accounting, internal controls or auditing matters.

Please also see the Audit Committee Report contained in this Proxy Statement.

Compensation Committee

The Compensation Committee is currently composed of Messrs. Lawrence S. Clark (Chairperson), Carl R. Soderlind and John B. Miles. The Board has determined that all members of the Compensation Committee are independent directors under the applicable rules and listing standards currently prescribed by the New York Stock Exchange. The Board has also determined that at least two members of the Compensation Committee, who will administer the Company's compensation plan(s), are "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and are "outside directors" under Section 162(m) of the Internal Revenue Code of 1986. The Compensation Committee held four meetings during the year ended December 31, 2010.

The responsibilities of the Compensation Committee are set forth in the current Compensation Committee Charter, which is available on the Company's website (*www.american-vanguard.com*), and include:

- Establishing executive compensation policy consistent with corporate objectives and stockholder interest.
- Overseeing process for evaluating CEO performance against Board-approved goals and objectives and recommending to the Board compensation for the CEO.
- Administering grants under the Company's compensation plan(s).

Please also see the Compensation Committee Report contained in this Proxy Statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is currently composed of Messrs. John B. Miles (Chairperson), Carl R. Soderlind and M. Esmail Zirakparvar. The Board has determined that all members of the Nominating and Corporate Governance Committee are independent directors under the applicable rules and listing standards currently prescribed by the New York Stock Exchange. The Nominating and Corporate Governance Committee held four meetings during the year ended December 31, 2010.

The responsibilities of the Nominating and Corporate Governance Committee are set forth in the current Nominating and Corporate Governance Committee Charter, which is available on the Company's website (*www.american-vanguard.com*), and include:

- Recommending to the Board nominees for election to the Board of Directors.

- Reviewing principles, policies and procedures affecting directors and the Board's operation and effectiveness.
- Overseeing evaluation of the Board and its effectiveness.

Finance Committee

The Finance Committee is currently composed of Messrs. Herbert A. Kraft (Chairperson), John L. Killmer, Irving J. Thau, Alfred F. Ingulli and M. Esmail Zirakparvar. The Finance Committee held six meetings during the year ended December 31, 2010.

The responsibilities of the Finance Committee are set forth in the current Finance Committee Charter, which is available on the Company's website (*www.american-vanguard.com*) and involves working with senior management of the Company to evaluate, investigate and recommend changes to the Board of Directors in the area of corporate finance including, among other things:

- The incurrence or refinancing of indebtedness,
- The issuance or amendment of the Company's equity securities,
- Product line acquisitions and restructuring activity, and
- Short-term and long-term financing plans.

Risk Committee

The Risk Committee is currently composed of Messrs. John L. Killmer (chairman), Alfred F. Ingulli, Irving J. Thau and M. Esmail Zirakparvar. The Risk Committee held two meetings during the year ended December 31, 2010. The primary responsibility of the Risk Committee is to oversee risk management at the Company and to ensure that the Company continuously monitors material risks, identifies mitigation measures for those risks, and takes commercially practicable measures to minimize those risks to the fullest extent possible. The committee works with the Company's Risk Manager and senior management to conduct (or cause to be conducted) periodic assessments of the Company's risk profile and to ensure (i) that adequate resources are made available to address and mitigate risks, where possible, (ii) that risk owners are identified and made accountable for addressing these risks, and (iii) that the practice of monitoring and addressing these risks becomes a part of the Company's culture.

REPORT OF THE AUDIT COMMITTEE

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent registered public accounting firm and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the Company's audited financial statements included in the Company's Annual Report on Form 10-K for filing with the SEC. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

We have discussed with BDO, the Company's independent registered public accounting firm, the matters required to be discussed under statement on Auditing Standards No. 61, Communications with Audit Committees ("SAS 61"), as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. SAS 61 requires our independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit(s).

We have received from BDO, a letter providing the disclosures required by PCAOB Ethics and Independence Rule 3526 (Communication with Audit Committees Concerning Independence) with respect to any relationships between BDO and the Company that in their professional judgment may reasonably be thought to bear on independence. BDO has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review and discussions described above with respect to the Company's audited financial statements, we have recommended to the Board that such financial statements be included in the Company's Annual Report on Form 10-K for filing with the SEC.

As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and the Company's independent auditors. In addition, it is not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors, or to assure compliance with laws and regulations and the Company's Code of Conduct and Ethics. In giving our recommendation to the Board, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

AUDIT COMMITTEE

Irving J. Thau, Chairman
Carl R. Soderlind, Member
Lawrence S. Clark, Member
Alfred F. Ingulli, Member

April 22, 2011

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

To the knowledge of the Company, the ownership of the Company's outstanding Common Stock as of December 31, 2010, by persons who are beneficial owners of 5% or more of the outstanding Common Stock is set forth below.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(*)	Percent of Class
Heartland Advisors, Inc. 789 North Water Street Milwaukee, WE 53202	4,545,522	16.5%
Herbert A. Kraft 4695 MacArthur Court Newport Beach, CA 92660	3,238,633(1)	11.8%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202(*)	2,830,362	10.3%
FMR LLC 82 Devonshire Street Boston, MA 02109(*)	1,740,646	6.3%
Blackrock, Inc 40 East 52nd Street New York, NY 10022	1,721,581	6.3%
Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	1,720,100	6.2%
Eric G. Wintemute 4695 MacArthur Court Newport Beach, CA 92660	1,576,767(2)	5.7%

(*) Based on information reported to the SEC by or on behalf of such beneficial owner.

(1) Mr. Kraft owns all his shares with his spouse in a family trust where he and his spouse are co-trustees, except as to 13,834 shares held in an Individual Retirement Account.

(2) This figure includes 450,000 shares of Common Stock Mr. Eric Wintemute is entitled to acquire pursuant to stock options exercisable within sixty days of this Report. Mr. Wintemute shares voting and investment power with his spouse with respect to certain shares, including 139,336 shares of Common Stock owned by Mr. Wintemute's two children for whom Mr. Wintemute and his spouse are trustees or custodians and for which he disclaims beneficial ownership.

To the knowledge of the Company, the ownership of the Company's outstanding Common Stock as of December 31, 2010, by persons who are directors and nominees for directors, the executive officers of the Company named in the Summary Compensation Table, and by all directors and officers as a group is set forth below. Unless otherwise indicated the Company believes that each of the persons set forth below has the sole power to vote and to dispose of the shares listed opposite his name.

Office (if any)	Name and Address Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Chairman	Herbert A. Kraft 4695 MacArthur Court Newport Beach, CA 92660	3,238,633(1)	11.8%
Director, President & CEO	Eric G. Wintemute 4695 MacArthur Court Newport Beach, CA 92660	1,576,767(2)	5.7%
Director	John B. Miles 4695 MacArthur Court Newport Beach, CA 92660	100,348(3)	(8)
Director	Carl R. Soderlind 4695 MacArthur Court Newport Beach, CA 92660	89,303	(8)
Director	Lawrence S. Clark 4695 MacArthur Court Newport Beach, CA 92660	26,797(4)	(8)
Director	Irving J. Thau 4695 MacArthur Court Newport Beach, CA 92660	25,466	(8)
Director	John L. Killmer 4695 MacArthur Court Newport Beach, CA 92660	13,714	(8)
Director	Alfred F. Ingulli 4695 MacArthur Court Newport Beach, CA 92660	6,289	(8)
Director	M. Esmail Zirakparvar 4695 MacArthur Court Newport Beach, CA 92660	6,289	(8)
Nominee Director	Debra F. Edwards 4695 MacArthur Court Newport Beach, CA 92660	—	(8)
Senior Vice President (AMVAC Chemical Corporation)	Glen D. Johnson 4695 MacArthur Court Newport Beach, CA 92660	75,215(6)	(8)
Vice President (Amvac Chemical Corporation)	P. Douglas Ashmore 4695 MacArthur Court Newport Beach, CA 92660	24,204	(8)
Chief Administrative Officer ("CAO")	Timothy J. Donnelly 4695 MacArthur Court Newport Beach, CA 92660	22,683(5)	(8)
CFO	David T. Johnson 4695 MacArthur Court Newport Beach, CA 92660	14,482(7)	(8)
Executive Vice President & COO (AMVAC Chemical Corporation)(9)	Trevor Thorley 4695 MacArthur Court Newport Beach, CA 92660	12,783	(8)
Directors and Officers as a Group		5,232,973	19.0%

(1) Mr. Kraft owns all of his shares with his spouse in a family trust where he and his spouse are co-trustees, except as to 13,834 shares held in an Individual Retirement Account.

(2) This figure includes 450,000 shares of Common Stock Mr. Eric Wintemute is entitled to acquire pursuant to stock options exercisable within sixty days of this Report. Mr. Wintemute shares voting and investment power with his spouse with respect to certain shares, including 139,336 shares of Common Stock owned by Mr. Wintemute's two children for whom Mr. Wintemute and his spouse are trustees or custodians and for which he disclaims beneficial ownership.
(3) Certain shares are held in a family trust for which Mr. Miles and his spouse are co-trustees and certain shares are held by Mr. Miles or his spouse in individual retirement accounts.
(4) This figure includes 532 shares of Common Stock owned by Mr. Clark's minor children for whom Mr. Clark and his spouse are trustees or custodians and for which he disclaims beneficial ownership.
(5) This figure includes 6,667 shares of Common Stock Mr. Donnelly is entitled to acquire pursuant to stock options within sixty days of this Report.
(6) This figure includes 187 shares of Common Stock Mr. G. D. Johnson is entitled to acquire pursuant to stock options exercisable within sixty days of this Report.
(7) This figure includes 6,679 shares of Common Stock that Mr. D.T. Johnson is entitled to acquire pursuant to stock options exercisable within sixty days of this Report
(8) Under 1% of class.
(9) As reported in the Company's Form 8-K filed with the SEC on July 8, 2010, Mr. Thorley ended his employment with the Company on July 6, 2010.

SECTION 16(a) REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's executive officers, directors, and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the SEC.

Based solely on the Company's review of the copies of such forms received by the Company, or representations obtained from certain reporting persons, except as described below, the Company believes that during the year ended December 31, 2010, all Section 16(a) filing requirements applicable to its executive officers, directors, and greater than ten percent beneficial stockholders were complied with.

EMPLOYEE COMPENSATION AND ENTERPRISE RISK

The Company has concluded that its compensation policies and practices do not give rise to any risk that is reasonably likely to have a material adverse effect upon it. In reaching its conclusion, the Company has found, among other things, that all business units have a similar compensation structure and that no business unit bears a disproportionate share of either the overall risk profile, profits or revenues. To the extent that a function carries a unique risk, we have attempted to mitigate that risk with one or more countervailing risk mitigation objectives. For example, in manufacturing and technology, the objective of implementing processes for new chemistries is offset by the paramount objective of safety in the workplace and surrounding communities. In sales and marketing, the objective of achieving top line sales is offset by goals for maintaining profit margins. Similarly, the risk of spending excessive amounts in acquiring a product line or new technology is offset by objectives to realize certain minimum returns on investment. Risk is further mitigated by the use of long-term incentives which encourage prudent, long-term decision making. Finally, compensation for the entire workforce is subject to achievement of company-wide financial objectives.

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Objectives

The Company's compensation program has several objectives. First, we believe that our compensation should attract and retain top-quality executives. Many of our executives have transferred to the Company from our competitors, which are typically much larger organizations. In addition, we realize that our key executives could readily find work in the industry. We must, therefore, be mindful that we do not fall below the standard observed by other public companies of a similar size in paying executives. In September 2010, the Compensation Committee retained Pearl Meyer & Partners, as an independent adviser, to review compensation of the top eight most highly paid executives at the Company, including benchmarking against 12 public companies having a similar size (having revenues between $100 million and $550 million and operating in the chemical or specialty chemical industry) as well as general industry compensation survey data for companies with revenues less than $500 million per year. Selected peer companies include Aceto Corp., American Pacific Corp., Balchem Corp., Chase Corp., Hawkins Inc., KMG Chemicals Inc., Landec Corp., LSB Industries Inc., Penford Corp., Quaker Chemical Corp., Zep Inc., and Zoltek Cos Inc. According to that study, the Company's executive salaries were, in the aggregate, 8 percent above the 50th percentile, total direct cash compensation (including base salary and incentive bonuses based upon 2008 performance, as opposed to 2009, for which no bonuses were paid) were approximately 18 percent above the 50th percentile, and total annual compensation (including salaries, incentive bonus, and equity awards) were approximately 8 percent above the 50th percentile. Pearl Meyer and its affiliates provided non-executive compensation consulting services during the year ended December 31, 2010 for consideration that did not exceed $5,000.

Second, we believe in paying for performance. Accordingly, we hold our executives as a group accountable for both company-wide and individual performance. It is worth noting, for example, that during a period of diminished financial performance in 2009, directors and executive officers took a cut in retainers and base salaries, and executive officers received no cash incentive compensation. As financial performance improved in 2010, base cash compensation returned to normal levels, and executive officers received cash incentive compensation; however, because 2010 was not as strong a year as 2008, that incentive compensation was considerably lower.

Third, we believe that compensation decisions should be made with the benefit of as much current information as possible. Compensation decisions that are rigorously tied to formulas can fail to take into account unforeseen matters beyond an employee's control, may lead to undesirable results, and can fail to reward positive conduct. It can be difficult to catalog in advance all of the factors that should be taken into account in making compensation decisions. While we do set company-wide goals and individual performance goals for our executives, when applying those criteria, we do take into account real market conditions, compensation trends, peer practices, and other factors in making compensation decisions. Thus, for example, if the entire industry is down due to unusual weather conditions, and the Company has performed well compared to our peers, we will take that into account in setting compensation.

Fourth, we compensate, in part, so that our executives have a long-term interest in the Company's success. This is especially so in the case of equity awards. Through restricted stock awards that vest entirely after three years, for example, we give the recipient motivation to plan for the longer-term, rather than to seek solely to maximize short-term returns at the expense of long-term returns. Equity awards also serve to align our executives' interests with those of our stockholders.

Elements of Compensation

Our named executive officers receive a base salary and certain benefits (including paid vacation, subsidized health and dental insurance, subsidized life insurance, and an automobile allowance). In addition, they participate in an annual incentive compensation plan and, from time to time, receive awards of equity, typically in the form of restricted stock or incentive stock options. Further, they may choose to participate in voluntary benefit programs, such as a 401(k) Plan and an ESPP.

Base salary—base salary provides the executive with a reasonable standard of living and permits the Company to put certain other elements of compensation at risk. Further, it would be virtually impossible to attract or retain qualified executives without this element of compensation. It forms the bulk of the executive's compensation. In 2010, base salary accounted for more than half of total compensation among named executive officers.

Annual incentive—annual incentives provide the executive with an opportunity to receive additional compensation for the achievement of identified goals—both specific and company-wide. Company performance is evaluated based upon net sales, net income and a variety of working capital targets (including accounts receivable, inventory and debt levels as well as cash generation). In 2010 we continued the practice of defining SMARTgoals (for Specific, Measurable, Achievable, Reasonable and Time-Based) for each of our executives. These are individual performance goals that are tailored to take into account the Company's 2011 budget, its strategic direction, its strengths and weaknesses, and current market and economic conditions. While the Company does not have a specific policy on clawing back incentive compensation from one or more executives following a restatement of earnings, we are investigating the parameters of such a policy, pending further guidance and finalization of regulations by the SEC on the subject.

Benefits—the Company provides several general health benefit programs to its employees, including health, dental and life insurance coverage. Because health and dental insurance subsidies are paid to executives in virtually all industries, including ours, the Company must provide these subsidies in order to remain competitive. In addition, these subsidies are a good investment by the employer, as they serve to help keep the executives healthy or, when injury or sickness strikes, to bring them back to productive service. These coverages also help the executive to limit family medical expenses that, if not otherwise insured, might cause the executive severe financial hardship. Life insurance subsidies serve as a mechanism by which the Company can give something of value back to the executive's family or other beneficiaries in the case of death. We believe that when our executives join the Company, they are not alone in making a commitment to us; their families are making a commitment as well.

Perquisites—the Company provides limited perquisites for its employees. Executive employees receive an automobile allowance, which is a common perquisite that the Company offers in order to remain competitive. In addition, the CEO is entitled to expense reimbursement for certain country club membership fees; membership at these clubs provides this executive with a venue for both conducting outside meetings and the cultivation of business relationships.

Voluntary benefits—our 401(k) Plan is a tool that serves to encourage the executive to plan for retirement now. The Company matching contribution (dollar for dollar up to five percent (5%) of base salary (subject to a cap as required by applicable law)) has a strong effect both in recruitment and retention. Similarly, the American Vanguard Corporation ESPP serves as a means for retaining executives. It gives our executives (and other employees) the opportunity to acquire equity at a discount, through relatively minimal payroll deductions over a six-month period. Further, the ESPP is a mechanism by which the executive can put some "skin in the game" by investing in the Company. Equity ownership helps to align the executive's interests with that of our stockholders and serves to foster a long-term perspective in the executive. In addition, equity can serve as a surrogate for a pension plan with executives. Equity awards and voluntary participation in the 401(k) plan are the only two forms of long-term compensation offered to executives by the Company.

Long term incentives—the Compensation Committee periodically visits the question of whether, when and how to award equity. In making its recommendation, the Committee considers the length of time since the last equity award, an executive's mix of pay (as compared to historic levels of annual incentive and outstanding equity awards), the total stockholder return over the past several years, the impact upon earnings, the consequent dilution to stockholders, and other criteria relating to long term performance of the company. Over the past three years, the Company has awarded equity to executive employees one time per year. The Committee's recommendations are also guided by the research of its compensation consultant, including benchmarking of similarly situated companies as to the prevalence of equity awards and total compensation among senior executives. In addition, the Committee maintains a relatively continuous discourse with the CEO on both the performance and the expectations of senior management. Through this process, the Committee recommends awards that are perceived to be of value, that are consistent with those made by our peers, that have a reasonable financial impact on the Company, that are not unreasonably dilutive, and that are warranted by the Company's and executives' performance. The Committee is mindful of avoiding grants while in possession of material non-public information and, with respect to option grants in particular, pursuant to the Company's 1994 Stock Incentive Plan, sets the strike price of the grant to be the closing price of the Company's common stock as of the date of the award. In December 2010, the Company made awards of options to its executives. This was consistent with its practice of making equity awards annually. The level of the awards for each optionee reflected in part, management's judgment of each optionee's contribution over 2010. The Company does not have equity ownership guidelines for all of its executives.

While we believe that making regular awards of equity serves to enhance both employee retention and alignment of employees' interests with those of shareholders, our policy for allocating between long-term (equity) and current compensation depends in part on the perceived value of the equity. For example, to the extent that the Company's stock price has appreciated continuously over multiple quarters and industry prospects look promising, we would tend to place a greater value on an award of equity. Conversely, if the stock price has exhibited volatility or lost value over time, then we might place a lesser value on equity awards, particularly if industry conditions are poor. In the former case, we would place a greater emphasis on equity awards, while, in the latter case, we would place a greater emphasis on current compensation.

We do take into account the accounting and tax treatments for the Company of all forms of compensation. For example, Company monitors it ability to deduct the executive compensation under the Internal Revenue Code of 1986, as amended, ("IRC") Section 162(m). Further, the Company intends to optimize deductions for compensation that could be paid under the terms of change of control severance agreements, in light of the provisions of IRC Section 280G and Section 162(m). We follow all applicable accounting rules and tax laws in respect of all forms of compensation; for example, we expense options and stock awards. Because the timing of this expense depends upon the vesting of these equity awards, we set vesting schedules to optimize deferring costs into the future. In making equity awards, we do consider the tax impact upon the recipient.

Compensation Policies and Benchmarking

The Compensation Committee retains considerable discretion to structure and adjust compensation with respect to both individuals and executives as a group. We do not follow a formulaic approach toward setting compensation. While formulaic approaches do tend to lead to greater certainty in results, they can also have unintended consequences. It can be difficult to capture in a formula all of the factors that should be taken into account when setting or adjusting compensation. We believe that, in making compensation decisions, it is important to consider not only corporate performance, but also individual performance and further, that corporate performance should be considered in the context of the industry. Thus, for example, if company-wide performance was behind plan in a down market, but the executive team performed well, rather than make no incentive awards, the Compensation Committee might adjust the incentive pool downward and make reduced awards to executives. Conversely, if Company performance was ahead of plan in a solid market, but certain executives were not contributing, then the Committee would likely reduce awards to those certain individuals. The Compensation Committee has used discretion to make lower bonus awards to executives who have, in that committee's estimation, underperformed, and has made higher bonus awards to executives who have exceeded individual performance expectations.

Working in concert with the Board, the Compensation Committee and the CEO and CAO define performance goals (SMARTgoals) for the heads of the major corporate functions (which include all of the other named executive officers) and financial performance goals for the Company. These goals serve as the foundation upon which the Compensation Committee can build a compensation approach in keeping with other information, including studies performed by the Committee's compensation consultant as well as its own research and experience. Throughout the year, the Committee maintains an open dialogue with the CEO with respect to compensation philosophy, changing business conditions, and executive performance. Further, annually, the CEO provides the Committee with recommendations for defining the incentive pool and allocating that pool among employees generally. The CEO serves as a source of information for the Committee, and, in making its decisions, the Committee does give consideration to the CEO's recommendations. However, the Committee makes independent decisions with respect to compensation and freely draws upon all sources that it deems necessary for guidance in making those decisions. In making awards of performance-based compensation, the Compensation Committee considers historical trends for awards both in the aggregate and with respect to each executive under evaluation. Individual award trends tend to put an executive's current performance in context. Thus, for example, if an executive has shown a pattern of increasingly smaller bonus awards versus his peers, the Committee will tend to question his long-term suitability. Historical trends relating to the overall bonus pool enable the Committee to define the pool with some consistency given past financial performance.

The Company considers several factors with respect to evaluating its performance. With respect to company-wide financial performance, we first consider whether we have grown net sales and net earnings with respect to the prior year, the past several years, and the budget contained within the Company's financial plan and approved by the Board. Second, we consider whether we have achieved certain working capital targets, including accounts receivable levels (and timing), inventory levels, indebtedness, accounts payable and cash generation. Third, we consider the relative performance of our company, particularly net sales and net earnings, with that of our peer companies. Fourth, we analyze whether we have met our strategic goals.

With respect to individual performance, we consider the following factors in making compensation decisions for the named executive officers listed below. We believe that the factors listed below are reasonable and attainable by our executives. Some of these factors relate to the Company's financial plan, which we do not disclose publicly; it is an internal document generated to give subject executives an incentive to achieve a desired level of financial performance. Disclosure of our financial plan would potentially give our competitors an unfair view into our business and could be misconstrued as financial guidance. We believe that it is reasonably possible for the Company to achieve the Company's financial plan and, consequently, reasonably possible for President & CEO and the executive team to meet performance factors relating to the achievement of that plan.

Individual performance goals (relating to 2011) for each executive were established late in 2010 and include the following:

President and CEO

- To achieve financial results that equal or exceed the Company's financial plan.
- To define a strategy for obtaining new compounds through development agreements, licensing or acquisition with third parties; developing those compounds and commercializing the most promising compounds.
- To succeed in obtaining relief from the Stop Sale, Use or Removal Order that was issued by the USEPA in August 2010 against our pentachloronitrobenzene fungicide and to obtain new registrations for our DDVP products aimed at bedbug control.
- To ensure the successful integration of new product lines obtained by the Company in 2010, including Def, Mocap, Nemacur and Aztec.
- To define an over-all strategy for the Company consistent with our 2020 vision statement.

CFO

- To successfully complete the renewal of the Company's senior credit facility with terms that give the Company adequate working capital for the foreseeable future.
- To achieve greater efficiency and speed in closing the books on a monthly, quarterly and annual basis and to continue to automate and enhance the Company's cost accounting systems.
- To provide more timely and comprehensive analysis on profit margins, plant absorption, and operating expenses of the business.

Senior Vice President and Director of Business Development

- To recommend one to three product lines for acquisition or licensing by the Company during 2011 assuming the Company's (and Finance Committee's) criteria for return on investment criteria.
- To work with the CEO in defining a strategy for obtaining new compounds through development agreements, licensing or acquisition with third parties; developing those compounds and commercializing the most promising compounds.
- To create business plans for developmental compounds, including a strategy for commercializing one or more such compounds to lead to a minimum level of sales over the next five years.
- To analyze and prioritize projects on the organic growth matrix based upon resource requirements, time to completion and potential revenue generation.

CAO

- To implement a sustainability program, including the drafting and publication of a sustainability report.
- To implement an enterprise risk management system within the Company, including the formation of multi-disciplinary teams to identify and implement mitigation measures for the several material risks facing the Company.
- To assess the infrastructure of the Company's several functions with a focus on human resources needs, including succession plans for imminently retiring executives and additional personnel in light of the addition of new product lines in multiple countries.

Vice President—Manufacturing

- To ensure that our operations function with no reportable incidents or accidents in 2011.
- To implement new processes for synthesizing newly acquired active ingredients at our major facilities.
- To effect greater plant utilization, primarily through the manufacture and formulation of active ingredients and end-use products that we sell.
- To implement a program to enhance manufacturing process documentation.

Vice President—Technology

- To ensure that our operations function with no reportable incidents or accidents in 2011.
- To provide manufacturing support, including waste effluent minimization and treatment and increasing operational efficiency in our Axis facility.
- To provide new product development support, including the drafting of a patent technology landscape map and the evaluation of our innovation process.
- To ensure a closer and more continuous discourse with the regulatory function.

We might decide to increase compensation materially if some or all of the following factors were present: the executive's compensation is materially below that of his or her peers; the executive has taken on additional responsibilities; the executive has saved the Company significant costs; or the executive has far exceeded individual performance goals. Conversely, we might decide to decrease compensation materially if some or all of the following factors were present: the executive has shown an inability to carry out responsibilities or manage his or her function; the executive seeks to work on a reduced schedule; or the executive's function or duties material thereto have become materially less important to the Company.

Severance and Change of Control Provisions

Each of the named executive officers and certain other officers are party to a Change of Control Severance Agreement dated as of January 1, 2004 and expiring December 31, 2013. Under the terms of those agreements, the employee is entitled to receive certain payments in the event that there is a change of control during the term of agreement and such employee is either terminated (for reasons other than cause) or resigns for good reason. If the employee is terminated for cause or due to death or disability, he is not entitled to severance under the agreement. Provided the conditions for payment are met, the employee is entitled to receive a lump sum amount equal to two years' base salary, 24 months' worth of COBRA coverage for medical insurance, executive level outplacement costs, and acceleration of unvested options (or other securities to which the employee may have a right). For purposes of these agreements, "change in control" is defined to mean, in effect, either (i) a merger or consolidation of the company in which those who were stockholders immediately before the effective time of the merger or consolidation have less than 50% of the voting power of the new corporation or entity; (ii) a sale or disposition of all or substantially all of the company's assets; or (iii) when any person (as defined in Sections 13(d) and 14(d) of the Exchange Act directly or indirectly owns more than 50% of the common stock of the company. As a condition to payment, the employee must enter into a written release of claims against the Company.

The Company chose the three change of control events to protect these key executives in the event of new ownership. Our executive team has helped to build this company over many years into what it is today. In recognition of the team's contribution, we believe it is appropriate to make provision for the executive team. Further, these arrangements would give current management a disincentive to complete a desirable merger and serve to quantify the cost of termination of subject executives for any potential acquirer.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402 (b) of Regulation S-K with management and, based on the review and discussions referred to in that Item, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the registrant's annual report on Form 10-K.

Lawrence S. Clark, Chairman
John B. Miles, Member
Carl R. Soderlind, Member

EXECUTIVE OFFICERS OF THE COMPANY

The following persons are the current executive officers of the Company:

Name of Director/Officer	Age	Capacity
Eric G. Wintemute	55	Director, President and CEO
David T. Johnson	54	Vice President, CFO and Treasurer
Glen D. Johnson	56	Senior Vice President of AMVAC Chemical Corporation
Timothy J. Donnelly	51	CAO, General Counsel, & Secretary
P. Douglas Ashmore	64	Vice President, Director of Manufacturing, AMVAC
Johann Venter	51	Vice President—Technology of AMVAC

Eric G. Wintemute has served as a director of the Company since June 1994. Mr. Wintemute has also served as President and CEO since July 1994. He was appointed Executive Vice President and COO of the Company in January 1994.

David T. Johnson has served as CFO of the Company since March 7, 2008. Mr. Johnson served as Finance Director for Amcor Flexibles UK Ltd., a five hundred million dollar manufacturer of decorative packaging and a subsidiary of Amcor, a multibillion dollar corporation based in Australia, from June 2003 through March 2008. Prior to that he served as Vice President of Finance for Sterer Engineering, a subsidiary of Eaton Aerospace, an eight billion dollar Cleveland based multinational company from April 2001 through June 2003.

Timothy J. Donnelly has served as Vice President and General Counsel of the Company since October 2005. He served as Assistant Secretary until June 2007, at which time he as appointed Secretary of the Company. In 2009, he was also made responsible Human Resources and Risk Management. In June 2010, he was appointed as CAO. Prior to his work with the Company, from September 2000 through October 2005, Mr. Donnelly served as Vice President, General Counsel and Secretary for DDi Corp. (Nasdaq—DDIC) a manufacturer of quick-turn, high-technology printed circuit boards.

Glen D. Johnson has served as Senior Vice President and Director of Business Development of AMVAC Chemical Corporation since February 1999. Mr. Johnson was previously the North American Senior Marketing Manager for Contract Sales at Zeneca Ag Products. Prior to joining AMVAC, Mr. Johnson had over 20 years of experience in sales and marketing, acquisition and licensing, market development, and field research and development with three multinational agrochemical companies.

P. Douglas Ashmore has served as Vice President and Director of Manufacturing of AMVAC Chemical Corporation since March 1988. He is responsible for overseeing the operation of AMVAC's four manufacturing facilities, including, among other things, synthesis, formulation, packaging, and safety and health compliance.

Johann Venter, Ph.D., has served as Vice President and Director of Technology of AMVAC Chemical Corporation since December 2010. Prior to that time, he served in roles of increasing responsibility at Champion Technologies (a privately-owned specialty oil field chemical company) since August 2000, culminating in the position of Director, Research and Development. At AMVAC, Mr. Venter is responsible for overseeing the entire research and development function, as well as formulation and process chemistry. He also oversees quality control and laboratory functions, directs the design a of new process technology, and has taken a lead role in leveraging the Company's intellectual property portfolio, including the establishment of a solid platform for product innovation.

EXECUTIVE COMPENSATION

The following table sets forth the aggregate cash and other compensation for services rendered for the year ended December 31, 2010 paid or awarded by the Company and its subsidiaries to the CEO, CFO, the three most highly compensated executive officers other than the CEO and CFO, and any persons who departed from the Company during the subject year and, but for such departure, would have been in any of the aforementioned categories (the "named executive officers").

SUMMARY COMPENSATION TABLE

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total ($)
Eric G. Wintemute	2010	501,481	137,500	—	108,704	—	—	52,297	799,982
President and CEO	2009	523,425	—	259,995	—	—	—	48,438	831,858
	2008	526,207	275,000	208,449	—	—	—	41,776	1,051,432
Trevor Thorley	2010	193,154	—	—	—	—	—	30,394	223,548
Executive Vice	2009	350,539	—	99,997	—	—	—	68,680	519,216
President and COO	2008	—	—	—	—	—	—	—	—
AMVAC(4)									
David T. Johnson	2010	238,926	70,000	—	90,587	—	—	27,307	426,820
Vice President and	2009	240,144	—	79,799	—	—	—	52,350	372,293
CFO	2008	195,918	115,000	—	—	—	—	19,782	330,700
Glen D. Johnson	2010	275,000	85,000	—	90,587	—	—	13,850	464,437
Sr. Vice President of	2009	280,162	—	89,605	—	—	—	26,100	395,867
AMVAC	2008	274,488	150,000	82,283	—	—	—	20,824	527,595
Timothy J. Donnelly	2010	233,774	70,000	—	90,587	—	—	26,729	421,090
CAO, General	2009	227,657	—	79,799	—	—	—	27,292	334,748
Counsel & Secretary	2008	228,000	120,000	82,283	—	—	—	23,860	454,143
P. Douglas Ashmore	2010	234,616	60,000	—	72,469	—	—	26,275	393,360
Vice President of	2009	239,031	—	79,799	—	—	—	25,639	344,469
AMVAC	2008	234,581	115,000	76,797	—	—	—	24,314	450,692

(1) Amounts reflect bonus payments for service rendered in the subject year. These payments are made in March of the immediately following year.

(2) During 2010 forfeitures were recorded related to the resignation of Trevor Thorley, who left the Company in July 2010. There were no other forfeitures of awards granted to any other named executive officer during 2010. The amounts reflect the aggregate grant date fair value of stock option awards computed in accordance with FASB ASC Topic 718 for 2008, 2009 and 2010. Assumptions used to determine the grant date fair value are provided in Note 11, "*Stock Options*" to the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2010.

(3) See table following for details of all other compensation.

(4) Mr. Thorley joined the Company as COO in January 2009. He resigned from his position in July 2010.

SUMMARY COMPENSATION TABLE
ALL OTHER COMPENSATION

		Perquisites ($)	Tax Reimbursements ($)	Insurance Premiums ($)	Company Contributions to Defined Contribution Plans ($)(5)	Severance Payments / Accruals ($)	Change in Control Payments / Accruals ($)
Eric G. Wintemute	2010	38,025(1)	—	2,322	12,250	—	—
	2009	34,946(1)	—	1,242	12,250	—	—
	2008	28,784(1)	—	1,242	11,750	—	—
Trevor Thorley	2010	21,010(2)	—	—	9,384	—	—
	2009	55,326(2)	—	1,104	12,250	—	—
	2008	—	—	—	—	—	—
David T. Johnson	2010	13,800(3)	—	1,932	11,575	—	—
	2009	38,800(3)	—	1,300	12,250	—	—
	2008	11,500(3)	—	782	7,500	—	—
Glen D. Johnson	2010	11,528(4)	—	2,322	—	—	—
	2009	11,528(4)	—	2,322	12,250	—	—
	2008	11,928(4)	—	1,242	7,654	—	—
Timothy J. Donnelly	2010	13,800(4)	—	1,242	11,687	—	—
	2009	13,800(4)	—	1,242	12,250	—	—
	2008	11,500(4)	—	810	11,550	—	—
P. Douglas Ashmore	2010	9,000(4)	—	5,544	11,731	—	—
	2009	9,000(4)	—	4,389	12,250	—	—
	2008	9,000(4)	—	3,564	11,750	—	—

(1) Automobile allowance of $18,000, $18,000 and $18,000 for the years ended December 31, 2010, 2009 and 2008, respectively; and personal expense reimbursements of $20,025, $16,946 and $10,784 relating to country club membership fees in the years ended December 31, 2010, 2009 and 2008, respectively.

(2) Automobile allowance of $9,000 and $18,000 for the years ended December 31, 2009 and 2010 respectively; personal expense reimbursements of $12,010 and $22,446, related to a country club membership in the years ended December 31, 2009 and 2010, respectively; and temporary housing costs as a result of relocation of $14,880 for the year ended December 31, 2009.

(3) Automobile allowance of $13,800, $13,800 and $11,500 for the years ended December 31, 2010, 2009 and 2008, respectively; and a relocation allowance of $25,000 for the year ended December 31, 2009.

(4) Automobile allowance.

(5) Effective January 1, 2005, the Company matches employee contributions to its 401(k) savings plan dollar for dollar up to 5% of base salary.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth the grant of plan-based awards for the year ended December 31, 2010 to the named executive officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)	All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Share) (k)	Full Grant Date Fair Value of Stock ($) (1)
Eric G. Wintemute	12/10/12							—	30,000	7.50	108,704
Trevor Thorley	—							—	—	—	—
David T. Johnson	12/10/12							—	25,000	7.50	90,587
Glen D. Johnson	12/10/12							—	25,000	7.50	90,587
Timothy J. Donnelly	12/10/12							—	25,000	7.50	90,587
P. Douglas Ashmore	12/10/12							—	20,000	7.50	72,469

(1) This column shows the full grant date fair value of restricted stock grants made based on the closing price of the Company's stock as of the date of grant which was $7.50 per share. These amounts were not paid to any named executive officer. The recognized compensation expenses for 2010 are shown in the "Option Awards" column in the "Summary Compensation Table".

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows, with respect to the named executive officers, the number of shares covered by both exercisable and non-exercisable stock options as of December 31, 2009 with respect to options to purchase Common Stock of American Vanguard Corporation. The closing price of the Common Stock on December 31, 2010 the last trading day of American Vanguard's fiscal year was $8.54 per share.

	Option Awards				
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Eric G. Wintemute	450,000	—	—	$ 3.67	12/31/2012
Eric G. Wintemute	—	30,000	—	$ 7.50	12/10/2020
David T. Johnson	4,519	2,260	—	$14.75	03/07/2018
David T. Johnson	—	25,000	—	$ 7.50	12/10/2020
Glen D. Johnson	187	—	—	$14.75	09/13/2012
Glen D. Johnson	—	25,000	—	$ 7.50	12/10/2020
Timothy J. Donnelly	6,667	—	—	$14.99	10/24/2012
Timothy J. Donnelly	—	25,000	—	$ 7.50	12/10/2020
P. Douglas Ashmore	—	20,000	—	$ 7.50	12/10/2020

	Stock Awards			
Name (a)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (i)
Eric G. Wintemute	39,265	335,323	—	—
David T. Johnson	6,803	58,098	—	—
Trevor Thorley	—	—	—	—
Glen D. Johnson	14,119	120,576	—	—
Timothy J. Donnelly	13,103	111,900	—	—
P. Douglas Ashmore	13,103	111,900	—	—

OPTION EXERCISES AND STOCK VESTED

The following table shows, with respect to the named executive officers, the number of shares acquired on the exercise of stock options and the value realized (market price less exercise price) for the year ended December 31, 2010.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
Eric G. Wintemute	—	—	10,000	76,000
David T. Johnson	—	—	—	—
Trevor Thorley	—	—	—	—
Glen D. Johnson	—	—	6,000	45,600
Timothy J. Donnelly	—	—	4,000	30,400
P. Douglas Ashmore	—	—	4,000	30,400

Pension Benefits

The following table sets forth the pension benefits payable to the named executive officers for the year ended December 31, 2010. This table is for illustrative purposes only as the Company currently does not provide this benefit to the named executive officers.

Name (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Not Applicable	—	—	—	—

Non-qualified Deferred Compensation

The following table sets forth the non-qualified deferred compensation benefits payable to the named executive officers for the year ended December 31, 2010. This table is for illustrative purposes only as the Company currently does not provide this benefit to the named executive officers.

Name (a)	Executive Contributions in Last Fiscal Year ($) (b)	Registrant Contributions in Last Fiscal Year ($) (c)	Aggregate Earnings in Last Fiscal Year ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last Fiscal Year End ($) (e)
Not Applicable	—	—	—	—	—

Potential Payments Upon Termination or Change of Control

Each of the named executive officers is party to a Change of Control Severance Agreement dated as of January 1, 2004 and expiring December 31, 2013. Under the terms of those agreements, the employee is entitled to receive certain payments in the event that there is a change of control during the term of agreement and such employee is either terminated (for reasons other than cause) or resigns for good reason. If the employee is terminated for cause or due to death or disability, he is not entitled to severance under the agreement. Provided the conditions for payment are met, employee is entitled to receive a lump sum amount equal to two years' base salary, 24 months' worth of COBRA coverage for medical insurance, executive level outplacement costs, and acceleration of unvested options (or other securities to which employee may have a right). For purposes of these agreements, "change in control" is defined to mean, in effect, either (i) a merger or consolidation of the Company in which those who were stockholders immediately before the effective time of the merger or consolidation have less than 50% of the voting power of the new corporation or entity; (ii) a sale or disposition of all or substantially all of the Company's assets; or (iii) when any person (as defined in Sections 13(d) and 14(d) of the Exchange Act) directly or indirectly owns more than 50% of the common stock of the Company. As a condition to payment, the employee must enter into a written release of claims against the Company.

The following table summarizes the estimated payments to be made to the named executive officers in the event of a termination without cause or voluntary resignation for good reason after a change in control assuming, for illustration purposes, that such change in control had occurred on December 31, 2010.

	Salary ($)	COBRA Insurance Premiums ($)	Outplacement Services ($)	Accelerated Option Vesting ($)(1)	Total Change in Control Payments ($)
Eric G. Wintemute	1,019,414	41,645	25,000	335,323	1,421,382
David T. Johnson	500,000	41,645	25,000	58,098	624,743
Trevor Thorley	—	—	—	—	—
Glen D. Johnson	572,000	23,959	25,000	120,576	741,535
Timothy J. Donnelly	500,000	41,645	25,000	111,900	678,545
P. Douglas Ashmore	488,000	41,645	25,000	111,900	666,545

(1) At current market price on December 31, 2010.

Director Compensation

The following table summarizes compensation paid to the Board for the year ended December 31, 2010.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($) (f)	All Other Compen-sation ($) (g)	Total ($) (h)
Lawrence S. Clark	62,775	50,000	—	—	—	—	112,775
Alfred F. Ingulli	50,500	50,000	—	—	—	—	100,500
John L. Killmer	59,950	50,000	—	—	—	404,250(1)	514,200
Herbert A. Kraft	86,450	25,000	—	—	—	15,497(2)	126,947
John B. Miles	86,775	25,000	—	—	—	—	111,775
Carl R. Soderlind	86,850	25,000	—	—	—	—	111,850
Irving J. Thau	81,450	50,000	—	—	—	—	131,450
Glenn A. Wintemute	21,950	—	—	—	—	—	21,950
M. Esmail Zirakparvar	47,500	50,000	—	—	—	—	97,500

(1) This amount constitutes fees paid to Mr. Killmer for his provision of services as temporary Director of Technology. He commenced providing these services in June 2009. Mr. Killmer was appointed to assist the Company in appointing a permanent Director of Technology. This was accomplished with the appointment of Mr. Johann Vinter, who joined the Company in December 2010 as Vice President and Director of Technology. Accordingly, Mr. Killmer ended his consulting services to the Company in December 2010.

(2) This amount constitutes fees paid to Mr. Kraft for his services in supporting the Company's defense of DBCP litigation. He has been involved in these matters for nearly 30 years.

The Company has the following compensatory arrangements with the non-employee members of its Board:

Cash Compensation:

Effective with each non-employee director's election/re-election of the Board is entitled to receive cash compensation for his or her services on the Board as follows:

- Quarterly retainer fee of $7,500 for services on the Board.
- Quarterly retainer fee of $2,500 for service as chairperson of the Audit Committee.
- Quarterly retainer fee of $1,250 for service as chairperson of the Compensation Committee or the Nominating and Corporate Governance Committee.
- Attendance fee of $2,500 per meeting of the Board.
- Attendance fee of $1,000 per meeting of the committees of the Board, except that the Audit Committee chairperson will receive an attendance fee of $1,500 per Audit Committee meeting, Finance Committee members receive $2,000 per meeting of the Finance Committee, and non-management directors receive $1,250 per meeting in executive session.
- Per diem fee of $2,000 for special assignments as determined from time to time by the Board.

Stock Awards:

In accordance with the terms and conditions of the Company's Amended and Restated 1994 Stock Incentive Plan, as amended through May 12, 2005 (the "Plan"), each non-employee director of the Board is entitled to receive awards of Restricted Stock or Restricted Stock Units (as each term is defined in the Plan) of the Company's Common Stock, par value $.10 ("Common Stock"), as follows:

- In connection with each non-employee director's election or re-election to the Board, such director is entitled to receive an award that equals $50,000 (the "Stock Award"). By resolution of the Board in December 2010, provided the director has accumulated Company stock equal to the number of shares received by him or her over the course of his or her first three full years of service on the Board, such director may elect to receive up to half of the value of any subsequent Stock Award in the form of a cash payment.
- If a person is appointed to the Board for any partial year (for example, due to a vacancy on the Board), such director will receive a pro rata portion of the Stock Award as determined by the Compensation Committee or the Board.
- Each Stock Award will be calculated based on the closing price of the Common Stock, as reported on the New York Stock Exchange or other national exchange on which the Common Stock is traded. No fractional share of any Stock Award will be issued; the value of such fractional share will be paid in cash.
- Each Stock Award will vest immediately in full upon grant.

The Company has entered into written indemnification agreements with each of its directors effective as of the first day of such person's service as a director. The agreement provides for contractual indemnification obligations by the Company to the extent permitted by applicable law and the advancement of expenses in connection therewith. The agreement also provides that any legal action against a director must be brought within two years from the date of the accrual of such action or such shorter period as provided by law.

See "Description of Compensatory Arrangements Applicable to Non-Employee Directors for 2005" which was filed as Exhibit 10.1 to the Company's Form 8-K which was filed with the SEC on June 15, 2005.

Employee Contracts, Termination of Employment and Change of Control Arrangements

The Company and Eric G. Wintemute entered into a written employment agreement, dated as of January 15, 2008, pursuant to which Mr. Wintemute serves as the Company's President and Chief Executive Officer. Mr. Wintemute's annual base compensation is $562,078, with increases to be made by the Board in their sole discretion. In light of the Company's financial performance, in August 2009 Mr. Wintemute took a voluntary 10 percent reduction of his base compensation of indefinite duration such that, as of December 31, 2009, his base annual salary was $491,000. In light of improved financial performance, that figure was returned to the pre-reduction level of $545,707 in mid-2010. As of January 1, 2011, in connection with a company-wide annual salary adjustment, his salary was increased by three percent to its current level. Mr. Wintemute may receive a bonus in an amount as determined by the Board based on his performance against reasonable qualitative and quantitative benchmarks as determined by the Board. The agreement also provides Mr. Wintemute with certain additional benefits which are customary for executives at this level in the industry, including a car allowance of $1,800 per month and reimbursement for reasonable and customary business expenses. Mr. Wintemute's agreement is of indefinite duration, unless terminated by the Company. If the Company terminates Mr. Wintemute's employment without cause and not due to disability or death, the Company shall pay to Mr. Wintemute an amount equal to two times the average annual cash compensation received by him over the course of the two immediately preceding calendar years. If Mr. Wintemute dies during the term of the agreement, the Company will pay his designated beneficiary any amounts (including salary) and continue any benefits due to Mr. Wintemute under the agreement for 12 months after his death.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee of the Board for the year ended December 31, 2010, consisted of Messrs. Lawrence S. Clark, John B. Miles, and Carl R. Soderlind. During 2010, no officer or employee of the Company served on the board of directors of any other entity, where any officer or director of such entity also served on the Company's Board.

Related Person Transactions

John B. Miles, a current member of the Board and the Compensation Committee and the current chairperson of the Nominating and Corporate Governance Committee, serves as employee counsel to the law firm of McDermott Will & Emery LLP ("MWE"), which, among other firms, provides legal services to the Company. During the year ended December 31, 2010, MWE, which has annual revenues in excess of $1 billion, provided legal services to the Company totaling approximately $278,094. During the year ended December 31, 2010, John L. Killmer, a current member of the Board, provided services as an independent contractor in the temporary role of Director of Technology totaling $404,250. During the year ended December 31, 2010, Herbert A. Kraft, co-Chairman of the Board and chairperson of the Finance Committee, provided services as an independent contractor relating to litigation support in the DBCP exposure cases pending against the Company (or its affiliates) totaling $15,497. Since September 2010, director nominee Debra F. Edwards has been employed as Senior Managing Scientist by Exponent, Inc., which, in 2010, was retained by the Company to provide technical services relating to product defense and stewardship. From September 2010 through the end of 2010, the Company paid approximately $8,664 to Exponent, Inc. for the provision of technical services.

STOCK PERFORMANCE GRAPH

The following graph presents a comparison of the cumulative, five-year total return for the Company, the S&P 500 Stock Index, and a peer group (Chemical—Specialty Industry). The graph assumes that the beginning values of the investments in the Company, the S&P 500 Stock Index, and the peer group of companies each was $100. All calculations assume reinvestment of dividends. Returns over the indicated period should not be considered indicative of future returns.



COMPARISON OF CUMULATIVE TOTAL RETURN
American Vanguard Corporation
S&P 500 Index
Chemicals - Specialty
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
DOLLARS
2005
2006
2007
2008
2009
2010
ASSUMES $100 INVESTED ON JAN. 01, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2010

SUMMARY OF PROPOSALS

This Proxy contains five proposals for which stockholder action is sought.

- Proposal 1 requests the election of nine directors to the Board.
- Proposal 2 requests the ratification of the appointment of BDO as the Company's independent outside auditor for 2011.
- Proposal 3 requests an advisory vote on executive compensation.
- Proposal 4 requests an advisory vote on the frequency of the vote on executive compensation.
- Proposal 5 requests ratification of the extension of the term of the Company's ESPP.

Details of each proposal appear below.

PROPOSAL 1
Election of Directors

The Board is elected annually. The Certificate of Incorporation and Bylaws, as each have been previously amended and restated, of the Company, currently provide that the number of directors of the Board shall not be more than nine nor less than three. As per the Bylaws, the Board has fixed the number of directors at nine. Accordingly, nine directors are to be elected at the Annual Meeting and will hold office from the time of the election until the next Annual Meeting and until their respective successors are duly elected and qualified, or until their earlier resignation or removal. The Board has nominated Lawrence S. Clark, Debra F. Edwards, Alfred F. Ingulli, John L. Killmer, John B. Miles, Carl R. Soderlind, Irving J. Thau, Eric G. Wintemute, and M. Esmail Zirakparvar to be elected to serve as directors until the next annual meeting and until their successors are duly elected and qualified.

REQUIRED VOTE AND RECOMMENDATION

The nine directors to be elected by the holders of Common Stock shall be the nine candidates receiving the highest number of votes cast by holders of Common Stock.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE NOMINEES IDENTIFIED ABOVE.

PROPOSAL 2
Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of American Vanguard Corporation appointed and the stockholders ratified BDO as the Company's independent registered public accounting firm for the year ended December 31, 2010.

BDO has served as independent accountants of the Company continuously since 1991. It is believed that its knowledge of the Company's business gained through this period of service is valuable.

Aggregate fees for professional services rendered to the Company by BDO for the years ended December 31, 2010 and 2009, were (in thousands):

	2010	2009
Audit	$462	$527
Tax	207	261
Audit Related	—	—
Other	—	—
	$669	$788

Audit fees for 2010 and 2009 were for professional services rendered for the audits of the consolidated financial statements of the Company including the audit of internal controls under Section 404 of the Sarbanes-Oxley Act, timely reviews of quarterly financial statements, consents, income tax provision procedures, and assistance with review of documents filed with the SEC.

Audit Related fees, if any, would primarily relate to assurance services, accounting consultations in connection with acquisitions, and consultations concerning financial accounting and reporting standards. There were none in 2010 and 2009.

Tax fees for 2010 and 2009 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with and representation in tax audits, advice related to acquisitions, and requests for technical advice from tax authorities.

Our Audit Committee has considered whether the provision of the non-audit services described above is compatible with maintaining our auditors' independence and determined that such services are appropriate.

Representatives of BDO are expected to be present at the Annual Meeting and will be given the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

REQUIRED VOTE AND RECOMMENDATION

The affirmative vote of holders of a majority of the shares of Common Stock cast at the meeting is required to ratify the appointment of BDO. THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE FOLLOWING RESOLUTION:

"Resolved, that the appointment of BDO USA, LLP as the Company's independent registered public accounting firm to audit the 2011 consolidated financial statements and related internal control over financial reporting of American Vanguard Corporation and its subsidiaries, made by the Audit Committee, is hereby ratified"

PROPOSAL 3
Advisory Vote on Executive Compensation

We believe that our compensation policies and procedures:

- enable us to attract and retain top quality personnel in our executive ranks,
- are based upon pay-for-performance,
- prudently permit the consideration of multiple factors in assessing performance and awarding compensation,
- do not encourage risky conduct, and
- are aligned with our stockholders' best interests.

This advisory stockholder vote, commonly known as "Say-on-Pay," gives you as a stockholder the opportunity to endorse or not endorse our executive compensation program and policies through the following resolution.

As noted in the Compensation, Discussion & Analysis, executive salaries in mid-2010 were 8 percent above the median for similarly situated companies. Further, total direct compensation – including salary and bonus – when based upon incentive compensation awarded for 2008 performance (which year yielded the best financial performance—$238 in net sales and $0.73 per share in net earnings—of any of the past three years), was 18 percent above the median, and total annual compensation (again, including bonuses paid at the 2008 level) was 8 percent above the median. Compensation has risen and fallen with financial performance over the last three fiscal years. Following a relatively strong year in 2008, diminishing financial performance led executives to take a 10% salary cut in mid-2009. Further, after full-year financial numbers were reported for 2009 ($209 in net sales and $0.21 net loss per share, including a non-cash charge to earnings of $13.5), the executive officers received no incentive cash compensation. Financial performance improved in 2010 ($230 in net sales and $0.40 per share in net earnings). Further, in 2010 the Company completed the acquisition of four product lines (Def, Mocap, Nemacur and Aztec); these represented the first such acquisitions in over two years and were thus of strategic significance to the Company. Amidst better financial performance by mid-2010, executive salaries were restored to normalized levels, and in partial recognition of financial performance for FY2010, executive officers received bonuses which, in the aggregate, equaled approximately 55 percent of the amount awarded in 2008. In addition, over the course of the past two years, the Company has materially improved its balance sheet through reducing indebtedness and inventory levels and, as announced in December 2010, entered into a new senior credit facility which provides sufficient working capital for the foreseeable future at competitive interest rates. On the whole, then, we believe that the compensation practices of the Company have been reasonable in light of those at similar companies and reflect a philosophy of paying for performance.

Because your vote is advisory, it will not be binding upon the Board. However, the Company's Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

REQUIRED VOTE AND RECOMMENDATION

The passage of a recommendation requires the affirmative vote of holders of a majority of the shares of Common Stock cast at the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE FOLLOWING RESOLUTION:

"Resolved, that the stockholders approve the overall executive compensation policies and procedures of the Company, as described in the Compensation Discussion and Analysis and the tabular disclosures regarding named executive officers' compensation in this Proxy Statement."

PROPOSAL 4

Advisory Vote on Frequency of Advisory Vote on Executive Compensation

This Proposal 4 gives stockholders the chance to cast an advisory vote on the frequency with which the Company should include a Say-on-Pay proposal in its proxy materials in future annual stockholders' meetings. Under this Proposal 4, stockholders may vote to have the Say-on-Pay vote either every year, every two years or every three years. The Company believes that Say-on-Pay votes should be conducted every year, as it gives the Company's Board and management the most continuous feedback on compensation policies and procedures.

REQUIRED VOTE AND RECOMMENDATION

Passage of a recommendation on this Proposal requires the affirmative vote of holders of a majority of the Common Stock cast at the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE FOLLOWING RESOLUTION:

"Resolved, that the Company include a Say-on-Pay ballot measure in its proxy materials relating to future annual stockholders' meetings every year."

PROPOSAL 5
Ratification of Extension of Term of Employee Stock Purchase Plan

At the 2001 Annual Stockholders' Meeting, our stockholders adopted the American Vanguard Corporation ESPP (a copy of which is attached hereto as Exhibit "A") under the terms of which eligible employees are permitted to purchase shares of the Company's common stock (from either authorized but unissued shares, treasury shares or shares acquired on the open market) through payroll deductions (not less than 1% nor more than 10%) during any six month enrollment period commencing July 1, 2001 at a discounted price. Under the ESPP, the purchase price is deemed to be 85% of the lesser of (i) the fair market value of the Company's common stock on the first day of the Enrollment Period and (ii) the fair market value of the Company's common stock on the last day of the Enrollment Period. Under its own terms, the ESPP was to expire on December 31, 2010. However, the plan also permits the Board of Directors to amend the plan. Accordingly, during its regular meeting on December 10, 2010, the Board resolved to extend the expiration date of the ESPP three years, that is, until December 31, 2013.

The Company believes that the ESPP is a valuable benefit for its employees and encourages wide participation in the plan. In fact, for the past several years, approximately one-third or more of the Company's full-time employees have participated in the ESPP. The ESPP gives employees an incentive to purchase common stock (through the discounted price), makes that acquisition convenient and manageable (through modest payroll deductions), and tends to align employees' interests with those of our stockholders.

REQUIRED VOTE AND RECOMMENDATION

For passage, this Proposal 5 requires the affirmative vote of the holders of a majority of shares of Common Stock cast at the meeting. THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE FOLLOWING RESOLUTION:

"Resolved, that action of the Board to extend the term of the American Vanguard Employee Stock Purchase Plan three years (that is, from December 31, 2010 to December 31, 2013) be, and hereby is, ratified and approved."

COMMUNICATIONS

Communications to the Board

All communications to the Board or any individual director must be in written and addressed to them c/o American Vanguard Corporation, Attn: Corporate Secretary, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.

Proposals for Submission at Next Annual Meeting

Any stockholder who intends to present a proposal at the Company's 2012 Annual Meeting of Stockholders must send the proposal to: American Vanguard Corporation, Attn: Corporate Secretary, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.

If the stockholder intends to present a proposal at the 2012 Annual Meeting of Stockholders, without inclusion of such proposal in the Company's proxy materials, the proposal must be received by the Company no earlier than December 31, 2011 and no later than January 15, 2012, and must (i) present a proper matter for stockholder action under the Delaware General Corporation Law, (ii) comply with the requirements of the Company's Certificate of Incorporation and Bylaws, each as amended and restated, and (iii) comply with the requirements of the Exchange Act.

Stockholder Nomination of Directors

The Nominating and Corporate Governance Committee of the Board will consider nominees to the Board recommended by stockholders who comply with the following procedures. In order for a stockholder to nominate a candidate for director at the 2012 Annual Meeting of Stockholders, timely notice of the nomination must be given in writing as follows: American Vanguard Corporation, Attn: Chairperson of the Nominating and Corporate Governance Committee, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660. The committee will consider nominees to the Board recommended by stockholders who comply with procedures established by the committee as follows:

- In order for a stockholder to nominate a candidate for director, timely notice of the nomination must be given in writing to the Chair of the committee. To be timely, such notice must be received at the principal executive offices of the Company not less than ninety (90) days prior to any meeting of stockholders called for the election of directors.
- Any notice of nomination must include (i) the stockholder's name, address and number of shares of the Company owned by such stockholder; (ii) the name, age, business address, residence address, and principal occupation of the nominee; (iii) the number of shares of the Company beneficially owned by the nominee; (iv) information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws; (v) information as to whether the nominee can understand basic financial statements; and (vi) information as to the nominee's other board memberships (if any). The stockholder must also submit with such notice the nominee's written consent to be elected and to serve on the Board.
- The committee may require any nominee to furnish any other information, within reason, that may be needed to determine the eligibility of the nominee.

In considering candidates for the Board, the committee selects from candidates that exhibit a proven track record of relevant skills and characteristics in the context of the current makeup of the Board. The assessment includes a review of the candidate's (i) understanding of the Company's industry, (ii) experience as a member of senior management in this industry, (iii) experience as a member of the board of directors of a publicly-traded company, and (iv) acumen and experience in strategic planning, corporate finance, and mergers and acquisitions—all in the context of the perceived needs of the Board at that point in time.

ANNUAL REPORT ON FORM 10-K

Upon request, the Company will provide without charge to any beneficial owner of its Common Stock, a copy of its Annual Report on Form 10-K, excluding exhibits but including financial schedules (if applicable), filed with the SEC with respect to the year ended December 31, 2010. Requests are to be made to the attention of the Chief Financial Officer, American Vanguard Corporation, 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.

OTHER MATTERS

The Company's Annual Report for the year ended December 31, 2010 accompanies this Proxy Statement but shall not be deemed incorporated herein. The Board does not know of any matter to be acted upon at the Annual Meeting other than the matters described herein.

By Order of the Board of Directors

Timothy J. Donnelly
Chief Administrative Officer,
General Counsel, & Secretary

Dated: April 22, 2011

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EXHIBIT A

[This document is provided for your reference and constitutes the original, unamended version of the ESPP. For purposes of Proposal No. 5 in the 2011 Proxy, please note that paragraph 24 below includes the Plan's expiration date.]

AMERICAN VANGUARD CORPORATION
EMPLOYEE STOCK PURCHASE PLAN

Effective June 22, 2001

The purpose of the American Vanguard Corporation Employee Stock Purchase Plan (the "Plan") is to provide an opportunity for employees of American Vanguard Corporation (the "Company") and its Participating Subsidiaries (as defined herein) to purchase shares of common stock, par value $.10 per share, of the Company ("Common Stock") at a discount through voluntary automatic payroll deductions. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall be construed in a manner consistent with the requirements of that section of the Code.

1. **Shares Subject to Plan.** An aggregate of two hundred thousand (200,000) shares of Common Stock (the "Shares") may be sold pursuant to the Plan. Such Shares may be authorized but unissued Common Stock, treasury shares or Common Stock purchased by the Company in the open market. If there is any change in the outstanding shares of Common Stock by reason of a stock dividend or distribution, stock split-up, recapitalization, combination or exchange of shares, or by reason of any merger, consolidation or other corporate reorganization in which the Company is the surviving corporation, the number of Shares available for sale shall be equitably adjusted by the Committee appointed to administer the Plan to give proper effect to such change.

2. **Administration.** The Board of Directors of the Company ("Board") shall appoint a committee consisting of at least two of its members, that will have the authority and responsibility for the day-to-day administration of the Plan (the "Committee"). Each member of the Committee shall be a "non-employee director" as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (or any successor to such Rule) as now or hereafter amended. For as long as it continues to meet this requirement, the Compensation Committee of the Board of Directors of the Company shall serve as the Committee. The Committee shall have the authority to make rules and regulations governing the administration of the Plan, and any interpretation or decision made by the Committee regarding the administration of the Plan shall be final and conclusive. The Committee may determine prior to each Enrollment Period (as defined in paragraph 7) to limit the number of Shares which may be offered with respect to that Enrollment Period and the manner of allocating the Shares among eligible employees. The Committee may delegate its responsibilities for administering the Plan to any one or more persons as the Committee deems necessary or appropriate; provided, however, that the Committee may not delegate its responsibilities under this Plan to the extent such delegation would cause the Plan to fail to satisfy the administration requirements as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (or any successor to such Rule). No Board or Committee member shall be liable for any action or determination made in good faith with respect to the Plan or any Shares offered hereunder.

3. **Eligibility.**

(a) All full-time employees of the Company and of any Participating Subsidiary of the Company which has been specifically designated by the Board as participating in the Plan, shall be eligible to participate in the Plan. For purposes of the Plan, a "Participating Subsidiary" means any present or future parent or subsidiary corporation of the Company (within the meaning of Section 424(e) or (f) of the Code) that is specifically designated by the Board as a participant in the Plan by written instrument delivered to the designated Participating Subsidiary. Such written instrument shall specify the effective date of such designation and shall become, as to such Participating Subsidiary and persons in its employment, a part of the Plan. The terms of the Plan may be modified as applied to any Participating Subsidiary only to the extent permitted under Section 423 of the Code. Transfers of employment among the Company and any Participating Subsidiary shall not be considered a termination of employment hereunder. Any Participating Subsidiary may, by appropriate action of its Board of Directors, terminate its participation in the Plan. The Board may, in its discretion, terminate a Participating Subsidiary's participation in the Plan at any time.

(b) Notwithstanding paragraph 3(a), the following employees shall not be eligible to participate in the Plan: (1) employees who have been employed by the Company or a Participating Subsidiary for less than six (6) months prior to an Enrollment Date, (2) employees whose customary employment by the Company or a Participating Subsidiary is 20 hours or less per week, (3) employees whose customary employment by the Company or a Participating Subsidiary is for not more than five months in any calendar year, and (4) employees who, as of the first day of an Enrollment Period, would own shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or any parent or subsidiary (within the meaning of Code Section 424(e) or (f).

4. **Participation.**

(a) An eligible employee may elect to participate in the Plan as of any Enrollment Date. "Enrollment Dates" shall occur on the first day of an Enrollment Period (as defined in paragraph 7(a)). Any such election shall be made by completing and forwarding an enrollment and payroll deduction authorization form to the designated Plan representative prior to such Enrollment Date, authorizing payroll deductions in an amount (to be specified as a whole percentage) not greater than 10% and not less than 1% of the employee's Compensation (as defined below) for the payroll period to which the deduction applies. A participating employee may discontinue his or her participation in the Plan as provided in paragraph 6 hereof. Subject to the limitations in this paragraph 4(a), a participant may increase or decrease the rate of his or her payroll deductions during the Enrollment Period by completing and filing with the Company a revised payroll deduction form authorizing a change in payroll deduction rate. The Committee may, in its discretion, limit the number of participation rate changes during any Enrollment Period. A change in the rate of participation during an Enrollment Period shall be effective with the second full payroll period following the Company's receipt of the revised payroll deduction form unless the Company elects to process a given change in participation more quickly. All contributions to the Plan will be through payroll deductions as specified above, and no direct contributions to the Plan will be permitted.

(b) For purposes of this Plan, the term "Compensation" means the participating employee's base salary paid by the Company (or an eligible subsidiary) that the participating employee would receive at each regular pay period date during an Enrollment Period (but shall not include any incentive compensation, bonus or similar payments not made or payable on a regular basis at each regular pay period date), in each case determined before any deductions for salary deferrals under any applicable Code Section 401(k) plan in which the employee is a participant, and before any deduction for required federal or state withholding taxes and any other amounts which may be withheld pursuant to the Company's medical or health plans, retirement plans or otherwise. Any amounts payable to a participating employee during an Enrollment Period not described in the preceding sentence shall not be treated as Compensation for purposes of this Plan.

(c) Subject to the limitations set forth in paragraph 7, a participant (i) who has elected to participate in the Plan pursuant to paragraph 4(a) as of an Enrollment Date and (ii) who takes no action to change or revoke such election as of the next following Enrollment Date and/or as of any subsequent Enrollment Date shall be deemed to have made the same election, including the same attendant payroll deduction authorization, for such next following and/or subsequent Enrollment Date(s) as was in effect immediately prior to any such Enrollment Date.

(d) If participation in this Plan is extended to the employees of Participating Subsidiaries that are not located in the United States then, unless otherwise specified by the Committee, payroll deductions made with respect to any such employees in currencies other than the United States dollar shall be accumulated in the currency in which such payroll is otherwise made and shall be converted to United States dollars as of the applicable Share Purchase Date (as defined in paragraph 7 below).

5. **Payroll Deduction Accounts.** The Company shall establish a "Payroll Deduction Account" for each participating employee, and shall credit all payroll deductions made on behalf of each employee pursuant to paragraph 4 to his or her Payroll Deduction Account. No interest shall be credited to any Payroll Deduction Account.

6. **Withdrawals.** A participating employee may withdraw from the Plan at any time by completing and forwarding a written notice of withdrawal to the designated Plan representative, in accordance with the procedures established by the Committee. Upon receipt of such notice, payroll deductions on behalf of the employee shall be discontinued commencing with the second following payroll period, and such employee may not again be eligible to participate in the Plan until the second succeeding Enrollment Period following the date of such employee's notice of withdrawal. Amounts credited to the Payroll Deduction Account of any employee who withdraws shall be paid to him or her in cash, without interest thereon, as soon as practicable after receipt of the notice of withdrawal.

7. **Enrollment Periods.**

(a) Enrollment in the Plan shall be implemented by consecutive six-month "Enrollment Periods" with a new Enrollment Period commencing on the first trading day on or after the first day of each January and July during the term of the Plan, or on such other date as the Committee shall determine, and continuing thereafter to the end of such period, subject to termination in accordance with paragraph 17 hereof. The first Enrollment Period hereunder shall commence on July 1, 2001. The Committee shall have the power to change the duration of Enrollment Periods (including the commencement dates thereof) with respect to future offerings. Payroll deductions made on behalf of each participating employee during an Enrollment Period shall, except as otherwise provided in paragraphs 6 or 12 hereof, be used to purchase Shares under the Plan on the applicable Share Purchase Date following the end of the Enrollment Period, as provided in paragraph 7(b).

(b) The fifth business day following the end of each Enrollment Period prior to the termination of the Plan (or such other trading date as the Committee shall determine) shall constitute the purchase dates (the "Share Purchase Dates") on which each participating employee for whom a Payroll Deduction Account has been maintained shall purchase that number of Shares determined in accordance with paragraph 8(a).

8. **Purchase of Shares.**

(a) Subject to the limitations set forth in paragraph 7, each employee participating in an offering shall have the right to purchase as many whole and fractional Shares as may be purchased with the amounts credited to his or her Payroll Deduction Account as of the last day of the Enrollment Period immediately preceding the applicable Share Purchase Date (the "Cutoff Date"). On each Share Purchase Date, the amount credited to each participating employee's Payroll Deduction Account as of the immediately preceding Cutoff Date shall be applied to purchase as many whole and fractional Shares as may be purchased with such amount at the Purchase Price determined under paragraph 8(b).

(b) The "Purchase Price" for Shares purchased under the Plan shall be equal to 85% of the "fair market value" of the Company's Common Stock on the first day of the Enrollment Period or on the last day of the Enrollment Period, whichever amount is lower. For all purposes under the Plan, the "fair market value" of a share of the Company's Common Stock on a particular date shall be equal to the average of the highest and lowest reported sales prices on the American Stock Exchange on that date (or, if no Shares have been traded on that date, on the next preceding regular business date on which Shares are so traded).

(c) Notwithstanding the foregoing, the Company shall not permit the exercise of any right or option to purchase Shares which would permit an employee's rights to purchase shares under this Plan, or under any other qualified employee stock purchase plan maintained by the Company or any subsidiary, to accrue during any calendar year at a rate in excess of $25,000 of the fair market value (as defined in paragraph 8(b) hereof) of such shares, determined at the time such rights are granted for each calendar year in which the right is outstanding at any time. For purposes of this paragraph 8(c), the provisions of Code Section 424(d) shall apply in determining the stock ownership of an employee. Payroll deductions that are limited by this paragraph 8(c) shall re-commence at the rate provided in such participant's payroll deduction authorization at the beginning of the first Enrollment Period that is scheduled to end in the following calendar year, unless the participant changes the amount of his payroll deduction authorization pursuant to paragraph 4, withdraws from the Plan as provided in paragraph 6 or is terminated from participating in the Plan as provided in paragraph 12.

(d) Any amounts remaining in an employee's Payroll Deduction Account in excess of the amount that may properly be applied to the purchase of Shares shall remain in such account to purchase Shares as of the next following Share Purchase Date, unless the Plan is subsequently terminated or the employee otherwise ceases to participate in the Plan, in which event such excess shall be refunded to the employee as soon as practicable, without interest thereon.

9. **Brokerage Accounts or Plan Share Accounts.** By enrolling in the Plan, each participating employee shall be deemed to have authorized the establishment of a brokerage account on his or her behalf at a securities brokerage firm selected by the Committee. Alternatively, the Committee may provide for Plan share accounts for each participating employee to be established by the Company or by an outside entity selected by the Committee (a "custodian") which is not a brokerage firm. Shares purchased by an employee pursuant to the Plan shall be held in the employee's brokerage or Plan share account ("Plan Share Account") in his or her name.

10. **Rights as Stockholder.** A participating employee shall have no rights as a stockholder with respect to Shares under this Plan until payment for such Shares has been completed at the close of business on the relevant Share Purchase Date, and upon such payment the employee shall have all rights (voting and otherwise) with respect to such Shares. With respect to any Shares held in an employee's Plan Share Account, the Company or the custodian, as the case may be, shall, in accordance with procedures adopted by the Company or the custodian, facilitate the employee's voting rights attributable thereto. All dividends attributable to any Shares held in an employee's Plan Share Account shall, in accordance with separate procedures to be adopted by the Company or the custodian and subject to any rights of withdrawal specified above, be held and will be used for the purchase of Shares on any Share Purchase Date at the applicable Purchase Price hereunder.

11. **Certificates; Transfer Restrictions; Notice of Disposition.**

(a) Certificates for Shares purchased under the Plan will not be issued automatically. However, certificates for whole and fractional Shares purchased under the Plan shall be issued as soon as practicable following an employee's written request. The Company may impose a reasonable charge for the issuance of such certificates. Such certificates will only be issued in the employee's name and not in any street name or in any other fashion. The Committee may cause Shares issued under the Plan to bear such legends or other appropriate restrictions, and the Committee may take such other actions, as it deems appropriate in order to reflect the transfer restrictions set forth in paragraph 11(b) and to assure compliance with applicable laws.

(b) Shares purchased under the Plan may be sold at any time at the discretion of the employee purchasing such shares. However, except as hereinafter provided, in the event that any Shares purchased by a participating employee in connection with any Enrollment Period under the Plan are sold, assigned, exchanged, or otherwise transferred, encumbered or disposed of by the employee less than six (6) months following the applicable Share Purchase Date with respect to such Shares (or such other period as the Committee may from time to time specify with respect to a particular Enrollment Period) (an "early disposition"), such employee shall immediately cease to be eligible to participate in the Plan, and may not again be eligible to participate in the Plan until the second succeeding Enrollment Period following the date of such early disposition. Amounts previously credited to the Payroll Deduction Account of any employee who becomes an ineligible participant under this paragraph 11(b) shall be paid to him or her, without interest thereon, as soon as practicable after receipt by the Company of notice of such early disposition. Notwithstanding the above, a transfer, exchange or conversion of Shares pursuant to a merger, consolidation or other plan of reorganization of the Company will not result in a early disposition, but the stock, securities or other property (other than cash) received upon any such transfer, exchange or conversion shall also become subject to the same transfer restrictions applicable to the original Shares, and shall be held in the employee's brokerage account or Plan Share Account, pursuant to the provisions hereof.

(c) Each participant shall notify the Company in writing if the participant disposes of any of the shares purchased pursuant to this Plan if such disposition occurs less than two (2) years from the first day of the Enrollment Period with respect to which such shares were purchased (the "Notice Period"). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company's transfer agent to notify the Company of any transfer of the shares. The obligation of the participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.

12. **Termination of Employment.**

(a) Payroll deductions on behalf of a participating employee shall be discontinued, and the employee shall be considered to have immediately withdrawn from the Plan, upon the first to occur of (i) a termination of a participating employee's employment with the Company or a Participating Subsidiary for any reason whatsoever (including but not limited to a transfer to a non-Participating Subsidiary), (ii) the employee otherwise ceasing to be eligible to participate in the Plan within the meaning of paragraph 3 hereof, or (iii) the occurrence of any circumstances described in paragraph 12(c) below. Upon any withdrawal from the Plan pursuant to this paragraph 12, any amounts then credited to the employee's Payroll Deduction Account shall be paid to the employee, without interest thereon, as soon as practicable following such withdrawal and shall not be used to purchase Shares.

(b) If a participating employee's participation in the Plan is terminated under paragraph 12(a), any Shares purchased under the Plan that are held by the Company, or by custodian or other authorized brokerage firm under paragraph 9 hereof, shall, within a reasonable period following such termination of participation, be issued to such employee subject to the procedures and limitations set forth in paragraph 11(a).

(c) For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Subsidiary in the case of sick leave, military leave, or any other leave of absence approved by the Board provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute.

13. **Rights Not Transferable.** Rights granted under this Plan are not transferable by a participating employee, and are exercisable during an employee's lifetime only by the employee.

14. **Employment Rights.** Neither participation in the Plan, nor the exercise of any right or option granted under the Plan, shall be made a condition of employment, or of continued employment with the Company or of any parent or subsidiary.

15. **Application of Funds.** All funds received by the Company for Shares sold by the Company on any Share Purchase Date pursuant to this Plan may be used for any corporate purpose. No interest shall be paid or credited to any participant.

16. **Securities Laws.** Sales of Shares under the Plan are subject to, and shall be accomplished only in accordance with, the requirements of all applicable securities and other laws. The Company shall not be obligated to issue any Shares under the Plan at any time when the offer, issuance or sale of Shares covered by any right hereunder has not been registered under the Securities Act of 1933, as amended, or does not comply with such other state,

federal or foreign laws, rules or regulations, or the requirements of any stock exchange upon which the Shares may then be listed, as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the requirements of such laws, rules, regulations or requirements available for the offer, issuance and sale of such shares. Further, all Shares acquired pursuant to the Plan shall be subject to the Company's policies concerning compliance with securities laws and regulations, as such policies may be amended from time to time. The terms and conditions of rights to purchase shares granted hereunder to, and the purchase of Shares by, persons subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall comply with any applicable provisions of Rule 16b-3. As to such persons, this Plan shall be deemed to contain, and such rights shall contain, and the Shares issued upon exercise thereof shall be subject to, such additional conditions and restrictions as may be required from time to time by Rule 16b-3 to qualify for the maximum exemption from Section 16 of the Exchange Act with respect to Plan transactions.

17. **Amendments and Termination.** The Board of Directors may amend the Plan at any time, provided that no amendment of the Plan shall be made without stockholder approval if stockholder approval is required by law, regulation, or stock exchange rule. The Board may suspend the Plan or discontinue the Plan at any time for any reason. Upon any such suspension or termination of the Plan, all payroll deductions shall cease and all amounts then credited to participating employees' Payroll Deduction Accounts shall be refunded, without interest thereon.

18. **Applicable Laws.** The Company's obligation to offer, issue, sell or deliver Shares under the Plan is at all times subject to all approvals of and compliance with any governmental authorities (whether domestic or foreign) required in connection with the authorization, offer, issuance, sale or delivery of Shares, as well as all federal, state, local and foreign laws. Without limiting the scope of the preceding sentence, and notwithstanding any other provision in the Plan to the contrary, the Company shall not be obligated to offer, issue, sell or deliver Shares under the Plan to any employee who is a citizen or resident of a jurisdiction the laws of which, for reasons of its public policy, prohibit the Company from taking any such action with respect to such employee.

19. **Expenses.** Except to the extent provided in paragraph 11, all expenses of administering the Plan, including expenses incurred in connection with the purchase of Shares for sale to participating employees, shall be borne by the Company and its qualified subsidiaries.

20. **Committee Rules for Local Jurisdictions.**

(a) The Committee may adopt rules or procedures relating to the operation and administration of this Plan to accommodate the specific requirements of local laws and procedures if participation in this Plan is extended to employees of qualified subsidiaries located outside of the United States. Without limiting the generality of the foregoing, the Committee is specifically authorized to adopt rules and procedures regarding handling of payroll deductions, conversion of local currency, payroll tax withholding procedures and handling of stock certificates which vary with local law requirements.

(b) If participation in this Plan is extended to employees of qualified subsidiaries located outside of the United States, the Committee may also adopt sub-plans applicable to particular subsidiaries or locations, which sub-plans may be designed to be outside the scope of Code Section 423. The rules of such sub-plans may take precedence over other provisions of this Plan, but unless otherwise superseded by the terms of any such sub-plan, the provisions of this Plan shall govern the operation of any such sub-plan.

21. **No Enlargement of Employee Rights.** Nothing contained in this Plan shall be deemed to give any employee the right to be retained in the employ of the Company or of any subsidiary or to interfere with the right of the Company or subsidiary, subject to any written employment contract to the contrary, to discharge any employee at any time.

22. **Equal Rights and Privileges.** All eligible employees shall have equal rights and privileges with respect to this Plan so that this Plan qualifies as an "employee stock purchase plan" within the meaning of Code Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which

is inconsistent with Code Section 423 or any successor provision of the Code shall, without further act or amendment by the Company, the Committee or the Board, be reformed to comply with the requirements of Code Section 423. This paragraph 22 shall take precedence over all other provisions in this Plan.

23. **Governing Law.** This Plan shall be governed by and construed in accordance with California law, except for its conflicts of laws principles to the extent they might lead to the application of the laws of another jurisdiction.

24. **Term of the Plan.** The Plan shall be effective upon the date of its approval by the stockholders of the Company. Except with respect to rights then outstanding, if not sooner terminated under the provisions of paragraph 17, the Plan shall terminate upon, and no further payroll deductions shall be made and no further rights to purchase shares shall be granted after, December 31, 2010.

AMERICAN VANGUARD CORPORATION



EXPANDING THE POSSIBILITIES

2010 Annual Report

EXPANDING



Message from the President

Dear Shareholders,

American Vanguard's 2010 performance is reflective of an organization that responds to current opportunities and positions itself for a world of expanding possibilities.

This past year's sales grew by 10% and we recorded a gross profit margin of 39%, as our selling efforts focused on a higher margin product mix and we achieved improved manufacturing utilization rates. Management remained committed to the financial discipline that has strengthened our balance sheet over the last two years. We exercised tight control over working capital and inventory levels, maintained a prudent debt structure and increased stockholders' equity by nearly 9%.


IMPACT
AMBUSH
MOCAP
COUNTER
VAPAM HL
Smart
5G
THIMET
NUVAN
PROSTRIPS

In keeping with a hallmark of American Vanguard's business success, we purchased the cotton defoliant Def®, and insecticides Mocap®, Nemacur®, and Aztec® in the largest series of product acquisitions in our history. This action allowed us to broaden and deepen AMVAC's portfolio in high-value crop niches with very profitable, well-established, branded products which we were able to procure for a very reasonable investment outlay.

We expect these new products to increase our total company revenues by 25%, double our international business, load our factories over the next three years with additional production, and contribute positively to our financial profitability for many years to come. Integration of this new business has begun and will be one of the most important objectives of 2011.

As we branch out internationally, we have engaged market-leading distribution partners in a number of world areas and are strengthening our own organization to handle sales and marketing in Central America — a key region where our presence will expand dramatically.

Eric Wintemute and Peter Eilers (representing Bayer CropScience) finalizing the purchase of Mocap® and Nemacur® on December 7, 2010.



OSSIBILITIES


WISDOM EZ
GOLF COURSE
AZTEC 4.67 G
BidrinXP
NEMACUR
Orthene
SMART BOX
FOLEX 6 EC
DACTHAL

Our organization is continually developing to take full advantage of many market and business opportunities in agriculture and non-crop commercial pest control applications. A number of highly skilled and experienced new associates have joined the American Vanguard team recently, including a Vice-President of Technology; a Midwest Regional Sales Manager; and additional talent in our Regulatory Department. The Company's Board of Directors has been strengthened by the addition of several new members who possess extensive AgChemical business management credentials. We have also established a very favorable five-year Bank Credit Facility that underscores the confidence our banking partners have in both our near-term and longer-term strategies. We intend to prudently utilize this financial capacity to facilitate our stated objective of strong, sustainable growth.

In 2010, we made great strides to build on our traditional strengths and going forward, our mission is clear. Strong global demand for food, fiber and fuel requires ever-increasing productivity and yield enhancement. American Vanguard will provide the tools necessary to meet the needs of modern agriculture and to maintain the infestation control required to safeguard human health. This year and in the future, your Company, will identify, analyze and act on current profitable *tactical* opportunities and position itself to capitalize on many positive *strategic* possibilities. We appreciate your shareholder participation in this pursuit and encourage you to come grow with us.

Sincerely,

Eric G. Wintemute
President and CEO

HISTORICAL FINANCIAL PERFORMANCE

(dollars in thousands except earnings and dividend information)

	2010	2009	2008	2007	2006
Net sales	**$229,620**	$209,329	$237,538	$216,662	$193,771
Gross profit	**$ 89,082**	$ 60,426	$101,131	$ 95,730	$ 82,358
Net income (loss)	**$ 10,984**	$ (5,789)	$ 20,019	$ 18,728	$ 15,448
Earnings (loss) per share	**$ 0.40**	$ (0.21)	$ 0.73	$ 0.68	$ 0.57
Total assets	**$281,799**	$255,268	$286,937	$248,581	$262,376
Working capital	**$ 67,459**	$ 68,797	$ 96,357	$ 75,144	$ 99,233
Long-term debt less current	**$ 53,712**	$ 45,432	$ 75,748	$ 56,155	$ 93,761
Stockholders' equity	**$166,437**	$153,087	$155,943	$139,739	$120,877
Shares outstanding	**27,652**	27,120	27,469	27,436	27,186
Dividends per share (common)	**$ 0.030**	$ 0.060	$ 0.080	$ 0.070	$ 0.083

DIRECTORS

Herbert A. Kraft
Chairman
Elected in 1969

Eric G. Wintemute
President, Chief Executive Officer
Elected in 1994

John B. Miles
Elected in 1999

Carl R. Soderlind
Elected in 2000

Irving J. Thau
Elected in 2003

Lawrence S. Clark
Elected in 2006

John L. Killmer
Elected in 2008

Alfred F. Ingulli
Elected in 2010

Esmail Zirakparvar
Elected in 2010

OFFICERS

American Vanguard Corporation

Eric G. Wintemute
President
Chief Executive Officer

David T. Johnson
Vice President
Chief Financial Officer
Treasurer

Timothy J. Donnelly
Vice President
General Counsel
Secretary

AMVAC Chemical Corporation

Glen D. Johnson
Senior Vice President
Director of Business Development

Doug Ashmore
Vice President
Director of Manufacturing

Ian S. Chart
Vice President
Director of Regulatory Affairs

Johann Venter
Vice President
Director of Technology

GemChem, Inc.

Robert F. Gilbane
President



Through teamwork we are expanding our possibilities.

CORPORATE INFORMATION

Executive Offices

American Vanguard Corporation
4695 MacArthur Court, Suite 1250
Newport Beach, California 92660
(949) 260-1200

Investor Relations

William A. Kuser
Director of Investor Relations
and Corporate Communications
(949) 260-1200

Independent Auditors

BDO Seidman, LLP
Los Angeles, California

Corporate Web Site
www.amvac-chemical.com

Operating Subsidiaries

AMVAC Chemical Corporation
4100 East Washington Boulevard
Los Angeles, California 90023
(323) 264-3910

Environmental Mediation, Inc.
4695 MacArthur Court, Suite 1250
Newport Beach, California 92660
(949) 476-9109

GemChem, Inc.
95 River Road, Suite B
Canton, Connecticut 06019
(860) 693-1331

AMVAC do Brasil Representações Ltda
Brasil

AMVAC de Costa Rica S.A., Costa Rica

Quimica AMVAC de Mexico S.A. de C.V.
Mexico

AMVAC Switzerland GmbH
Switzerland

AMVAC Chémical UK Ltd.
United Kingdom

Annual Meeting

The Annual Meeting of American Vanguard Corporation's stockholders will be held at the Newport Beach Marriott Hotel & Spa located at 900 Newport Center Drive, Newport Beach, California 92660 on Thursday, June 9, 2011 starting at 11:00 a.m. Stockholders of record at the close of business April 15, 2011, are entitled to notice of, and to vote at, the Annual Meeting. Stockholders who plan to attend the Annual Meeting are encouraged to RSVP using the contact information shown on the front page of the proxy statement.

Form 10-K

Additional copies are available to stockholders, without cost, upon written request to the Chief Financial Officer of the Company at 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.



American Vanguard believes in a sustainable planet. This annual report is printed on recycled paper.



American Vanguard Corporation